Exhibit 2.1

[EXECUTION VERSION]

TRANSACTION AGREEMENT

by and between

BIOCON BIOLOGICS LIMITED

and

VIATRIS INC.

Dated as of February 27, 2022

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ANNEXES
Annex A	Transferred Assets
Annex B	Excluded Assets
Annex C	Pre-Closing, Closing and Post-Closing Indian Actions
Annex D	Governance Structure

EXHIBITS
Exhibit I	Equity Financing Letters
Exhibit II	Form of Written Consent
Exhibit III	Form of Consideration Allocation Schedule
Exhibit IV	Form of Amended and Restated Memorandum of Association
Exhibit V	Form of Amended and Restated Articles of Association
Exhibit VI	Form of Amended and Restated Shareholders’ Agreement
Exhibit VII	Form of Transition Services Agreement
Exhibit VIII	Form of Tax Representation Letter
Exhibit IX	Form of Employee Matters Agreement

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TRANSACTION AGREEMENT (this “Agreement”) dated as of February 27, 2022, by and between BIOCON BIOLOGICS LIMITED, a public limited company incorporated under the India Companies Act, 2013 (“Buyer”), and VIATRIS INC., a Delaware corporation (“Seller Parent” and, together with Buyer, the “Parties”).

WHEREAS, Seller Parent, directly or indirectly through its Subsidiaries, is engaged in the Business;

WHEREAS, Seller Parent, directly or indirectly, is the sole record and beneficial owner of all of the issued and outstanding equity interests in each of Mylan Inc., a Pennsylvania corporation (the “ROW Seller”), and VI Lux NewCo S.à r.l., a Luxembourg private limited liability company (the “Irish Seller” and, together with the ROW Seller, the “Sellers”);

WHEREAS, prior to the date of this Agreement (a) Mylan Ireland Limited, an Irish private limited company and a Subsidiary of Seller Parent (“Mylan Ireland”), transferred its biosimilars trade (including Transferred Assets and Assumed Liabilities) to Biosimilar Collaborations Ireland Limited, an Irish private limited company (such transfer, the “Irish Spin-Off” and, such transferee, the “Irish Acquired Company”) and (b) Mylan Ireland transferred all of the issued and outstanding equity interests in the Irish Acquired Company to the Irish Seller and, as of the date of this Agreement, the Irish Seller is the sole record and beneficial owner of all of the issued and outstanding equity interests in the Irish Acquired Company;

WHEREAS, following the Business Internal Reorganization, the ROW Seller will be the sole record and beneficial owner of all of the issued and outstanding equity interests in ROW Newco (as defined in the Business Steps Plan) (the “ROW Acquired Company” and, together with the Irish Acquired Company, the “Acquired Companies”);

WHEREAS, the Acquired Companies hold, or following the Business Internal Reorganization will hold the Transferred Assets and the Assumed Liabilities, in each case, except as otherwise expressly provided in Section 1.09;

WHEREAS, at or prior to Closing, the Sellers shall effect the Business Internal Reorganization in accordance with Section 5.03;

WHEREAS, following the formation of the Subsidiary Buyer, Buyer will be the sole record and beneficial owner of all of the issued and outstanding equity interests in the Subsidiary Buyer;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller Parent and Buyer desire to cause (a) the sale of the Acquired ROW Equity Interests from ROW Seller to Buyer and the Subsidiary Buyer in exchange for the Stock Consideration, the ROW Estimated Closing Cash Consideration (subject to adjustment as set forth in Section 1.03 and Section 1.06), the ROW Future Cash Payment and the Irish Future Cash Payment and (b) (i) the subscription by the Subsidiary Buyer for, and the allotment and issue by the Irish Acquired Company of, the Irish New Equity Interests in exchange for the Irish Estimated Closing Cash Consideration and (ii) the redemption by the Irish Acquired Company of the Irish Redemption Equity Interests in exchange for an amount equal to the Irish Estimated Closing Cash Consideration;

WHEREAS, concurrently with the execution of this Agreement, as an inducement to and condition of Seller Parent’s willingness to enter into this Agreement and the other Transaction Documents to which it is a party, (a) Buyer Parent, Buyer and Seller Parent have duly executed and delivered the Equity Financing Letter, attached as Exhibit I-A hereto (the “Buyer Parent Equity Financing Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, prior to the Closing, Buyer Parent and Buyer shall consummate the Buyer Parent Equity Financing and (b) Serum, Buyer and Seller Parent have duly executed and delivered the Equity Financing Letter, attached as Exhibit I-B hereto (the “Serum Equity Financing Letter” and, together with the Buyer Parent Equity Financing Letter, the “Equity Financing Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, prior to the Closing, Serum and Buyer shall consummate the Serum Equity Financing;

WHEREAS, at or prior to the Closing, (a) Buyer shall adopt the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association, which shall each be effective as of the Closing, and (b) Buyer, Serum, the Existing Shareholders and Seller Parent will enter into the Amended and Restated Shareholders’ Agreement, which shall be effective as of the Closing; and

WHEREAS, prior to the execution of this Agreement, (a) the Board of Directors of Buyer (the “Buyer Board”) has duly and validly adopted resolutions approving this Agreement, the other Transaction Documents to which Buyer is, or is specified to be, a party and the Transactions to be consummated by Buyer, (b) the Board of Directors of Seller Parent (the “Seller Parent Board”) has duly and validly adopted resolutions approving this Agreement, the other Transaction Documents to which Seller Parent is, or is specified to be, a party and the Transactions to be consummated by Seller Parent, and (c) each of Serum and the Existing Shareholders has delivered to Seller Parent and Buyer (i) its duly executed written consent, substantially in the form attached as Exhibit II hereto (“Written Consent”), pursuant to which Serum or such Existing Shareholder, as applicable, among other things, has approved this Agreement, the other Transaction Documents and the Transactions and waived any rights it may have in respect of any of the foregoing and (ii) its duly executed joinder to the Amended and Restated Shareholders’ Agreement (“SHA Joinder”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the Parties hereby agree as follows:

ARTICLE I

The Closing

SECTION 1.01. Closing. The closing of (a) the ROW Acquisition, (b) the Irish Subscription and (c) the Irish Redemption (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages at 10:00 a.m., New York City time, on the second (2nd) Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by the Parties entitled to the benefit thereof) of all of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), or at such other place, time and date as shall be agreed in writing between Buyer and Seller Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.02. ROW Acquisition; Irish Subscription; Irish Redemption. Upon the terms and subject to the conditions of this Agreement, at the Closing:

(a) ROW Acquisition. Seller Parent shall cause the ROW Seller to sell, assign, transfer, convey and deliver to Buyer and Subsidiary Buyer, and Buyer shall and shall cause the Subsidiary Buyer to purchase and accept from the ROW Seller, the Acquired ROW Equity Interests, in each case, in accordance with the Consideration Allocation Schedule and Section 1.03 (the “ROW Acquisition”), free and clear of Liens, other than (A) transfer restrictions under applicable Securities Laws and (B) those arising pursuant to this Agreement or from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing). The aggregate consideration payable in respect of the ROW Acquisition shall be the Stock Consideration (payable as set forth in Section 1.04), the ROW Estimated Closing Cash Consideration (payable as set forth in Section 1.04 and subject to adjustment as set forth in Section 1.03 and Section 1.06), the ROW Future Cash Payment (payable as set forth in Section 1.05) and the Irish Future Cash Payment (payable as set forth in Section 1.05 and subject to Section 1.10).

(b) Irish Subscription. Buyer shall cause the Subsidiary Buyer to subscribe for, and Seller Parent shall cause the Irish Acquired Company to allot and issue to Subsidiary Buyer, the Irish New Equity Interests (the “Irish Subscription”), free and clear of Liens, other than (A) transfer restrictions under applicable Securities Laws and (B) those arising pursuant to this Agreement or from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing). The aggregate consideration payable to the Irish Acquired Company in the Irish Subscription shall be the Irish Estimated Closing Cash Consideration (payable as set forth in Section 1.04).

(c) Irish Redemption. Seller Parent shall cause the Irish Acquired Company to redeem and cancel the Irish Redemption Equity Interests immediately following the Irish Subscription such that the Irish Seller shall cease to hold any equity interests in the Irish Acquired Company and the Subsidiary Buyer shall hold all of the equity interests in the Irish Acquired Company (the “Irish Redemption” and, together with the Irish Subscription, the “Irish Acquisition”; the Irish Acquisition, together with the ROW Acquisition, the “Acquisition”). The aggregate consideration payable to the Irish Seller in the Irish Redemption shall be an amount equal to the Irish Estimated Closing Cash Consideration, with such redemption consideration paid out of the proceeds of the Irish Subscription (payable as set forth in Section 1.04).

SECTION 1.03. Allocation of Cash Consideration and Acquired Equity Interests. At least ten (10) days prior to the Closing, Seller Parent shall prepare in good faith and deliver to Buyer an estimated allocation schedule (the “Estimated Allocation Schedule”), substantially in the form attached as Exhibit III hereto and consistent with the principles described therein. Seller Parent shall reflect Buyer’s reasonable comments to the Estimated

Allocation Schedule; provided that such comments would not impose material incremental costs or expenses on Seller Parent or any of its Affiliates (unless Buyer agrees to indemnify and hold harmless Seller Parent or its applicable Affiliate for any such incremental costs or expenses). The final allocation schedule prepared in accordance with the immediately preceding sentence is referred to as the “Consideration Allocation Schedule”. The Consideration Allocation Schedule shall specify (a) the portion of the Acquired ROW Equity Interests to be purchased by Buyer and the Subsidiary Buyer (with respect to each of Buyer and the Subsidiary Buyer, its “Applicable Acquired ROW Equity Interests”) and (b) the portion of the Estimated Closing Cash Consideration, if any, to be paid to (i) the ROW Seller by the Subsidiary Buyer in consideration for the ROW Acquisition (the “ROW Estimated Closing Cash Consideration”) and (ii) the Irish Acquired Company by the Subsidiary Buyer in consideration for the Irish Subscription (the “Irish Estimated Closing Cash Consideration”). For the avoidance of doubt, (a) an amount equal to the Irish Estimated Closing Cash Consideration shall be paid to the Irish Seller by the Irish Acquired Company in consideration for the Irish Redemption, (b) the Stock Consideration shall be paid to the ROW Seller by Buyer, (c) the Adjustment Amount shall be paid (i) to the ROW Seller and the Irish Seller, as applicable, by or on behalf of the Subsidiary Buyer or (ii) by the ROW Seller and the Irish Seller, as applicable, to the Subsidiary Buyer, in the case of each of clauses (i) and (ii), with the ROW Seller and the Irish Seller receiving or paying, as applicable, the portion of the Adjustment Amount related to the ROW Acquired Company and the Irish Acquired Company, respectively, (d) the ROW Future Cash Payment shall be paid to the ROW Seller by or on behalf of the Subsidiary Buyer and (e) the Irish Future Cash Payment shall be paid to the Irish Seller by or on behalf of the Subsidiary Buyer.

SECTION 1.04. Transactions to be Effected at the Closing.

(a) At the Closing, Buyer shall take all actions to:

(i) consummate each Equity Financing in accordance with the Equity Financing Letter for such Equity Financing;

(ii) pursuant to the ROW Acquisition (A) cause the Subsidiary Buyer to pay to the ROW Seller, by wire transfer of immediately available funds to the account(s) designated in writing by Seller Parent (such designation to be delivered to Buyer at least two (2) Business Days prior to the Closing Date), an amount equal to the ROW Estimated Closing Cash Consideration and (B) convey and deliver to the ROW Seller book-entry interests representing the Stock Consideration, together with duly executed instruments of issuance, sale and delivery in respect thereof, in form and substance reasonably acceptable to Seller Parent, evidencing the issuance, sale and delivery of the Stock Consideration;

(iii) pursuant to the Irish Subscription, cause the Subsidiary Buyer to (A) subscribe for the Irish New Equity Interests at an aggregate subscription consideration equal to the amount of the Irish Estimated Closing Cash Consideration and (B) pay to the Irish Acquired Company, by wire transfer of immediately available funds to the account(s) designated in writing by Seller Parent at least two (2) Business Days prior to the Closing Date, an amount equal to the Irish Estimated Closing Cash Consideration, in satisfaction of such subscription consideration;

(iv) cause each of the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association to be adopted and become effective, including by delivering any other materials and making any other filings, recordings or publications required under applicable Law to effect the foregoing;

(v) deliver to Seller Parent its duly executed counterpart to the Transition Services Agreement, the Reverse Transition Services Agreement (if applicable), the Employee Matters Agreement and the Amended and Restated Shareholders’ Agreement; and

(vi) take the actions set forth on Annex C under the heading “Closing Indian Actions”.

(b) At the Closing, upon receipt of the Estimated Closing Cash Consideration and the Stock Consideration, Seller Parent shall take all actions to:

(i) pursuant to the ROW Acquisition, cause the ROW Seller to convey and deliver to each Applicable Buyer, in accordance with the Consideration Allocation Schedule and Section 1.03, duly executed instruments of assignment, in form and substance reasonably acceptable to Buyer, evidencing the sale, assignment, transfer, conveyance and delivery of such Applicable Buyer’s Applicable Acquired ROW Equity Interests;

(ii) pursuant to the Irish Subscription, cause the Irish Acquired Company to allot and issue the Irish New Equity Interests to the Subsidiary Buyer, credited as fully paid against the subscription consideration, together with duly executed share certificates in respect thereof, in form and substance reasonably acceptable to Buyer, and to record the Subsidiary Buyer as the holder of the Irish New Equity Interests in the register of members of the Irish Acquired Company, evidencing the allotment, issuance and delivery of the Irish New Equity Interests;

(iii) pursuant to the Irish Redemption, immediately following completion of the Irish Subscription, cause the Irish Acquired Company to (A) redeem and cancel the Irish Redemption Equity Interests at an aggregate redemption price equal to the amount of the Irish Estimated Closing Cash Consideration and (B) pay to the Irish Seller, by wire transfer of immediately available funds to the account(s) designated in writing by Seller Parent at least two (2) Business Days prior to the Closing Date and out of the proceeds of the Irish Subscription, an amount equal to the Irish Estimated Closing Cash Consideration in satisfaction of such redemption price; and

(iv) deliver to Buyer (A) its duly executed counterpart to the Transition Services Agreement, the Reverse Transition Services Agreement (if applicable), the Employee Matters Agreement and the Amended and Restated Shareholders’ Agreement, (B) a duly executed Internal Revenue Service Form W-9 of ROW Seller and (C) a certificate certifying that, for U.S. federal income tax purposes, the Irish New Equity Interests (and the assets held by the Irish Acquired Company as of the Closing) are not “United States real property interests” within the meaning of Section 897 of the Code.

SECTION 1.05. Future Cash Consideration.

(a) If (i) the Closing occurs and (ii) the Buyer has not exercised the Exclusion Right in accordance with Section 1.10 (clauses (i) and (ii), collectively, the “Irish Future Cash Payment Conditions”), then, subject to Section 8.09, within two (2) Business Days following April 8, 2024, Buyer shall take all actions to cause the Subsidiary Buyer to pay to the Irish Seller (or, at Seller Parent’s election, any other wholly owned Subsidiary of Seller Parent as may be designated in writing by Seller Parent at least two (2) Business Days prior to April 8, 2024), by wire transfer of immediately available funds to the account(s) designated in writing by Seller Parent at least two (2) Business Days prior to April 8, 2024, an amount equal to $175,000,000 (one hundred seventy-five million dollars) (the “Irish Future Cash Payment”). In the event that either of the Irish Future Cash Payment Conditions is not satisfied, then the Irish Future Cash Payment shall not become due or payable.

(b) If the Closing occurs, then, subject to Section 8.09, within two (2) Business Days following the Second Anniversary Date, Buyer shall take all actions to cause the Subsidiary Buyer to pay to the ROW Seller (or, at Seller Parent’s election, any other wholly owned Subsidiary of Seller Parent as may be designated in writing by Seller Parent at least two (2) Business Days prior to the Second Anniversary Date), by wire transfer of immediately available funds to the account(s) designated in writing by Seller Parent at least two (2) Business Days prior to the Second Anniversary Date, an amount equal to $160,000,000 (one hundred sixty million dollars) (the “ROW Future Cash Payment” and, together with the Irish Future Cash Payment, the “Future Cash Consideration”).

SECTION 1.06. Purchase Price Adjustment.

(a) Not less than five (5) Business Days prior to the Closing Date, Seller Parent shall prepare in good faith and deliver to Buyer a statement setting forth Seller Parent’s good faith estimate of (i) the Working Capital Adjustment Amount (the “Estimated Working Capital Adjustment Amount”), (ii) the Assumed Indebtedness Amount (the “Estimated Assumed Indebtedness Amount”), (iii) the Closing Collaboration Adjustment Amount (the “Estimated Closing Collaboration Adjustment Amount”) and (iv) the Estimated Closing Cash Consideration, together with such schedules and data with respect to the determination thereof as is reasonably necessary to support such estimates by Seller Parent.

(b) As promptly as practicable, and in any event within forty-five (45) days after the Closing Date, Seller Parent shall prepare and deliver to Buyer a statement (the “Closing Statement”) setting forth Seller Parent’s good faith calculation of (i) the Working Capital Adjustment Amount, (ii) the Assumed Indebtedness Amount, (iii) the Closing Collaboration Adjustment Amount and (iv) the Final Closing Cash Consideration assuming the amounts set forth in the Closing Statement were final, together with such schedules and data with respect to the determination thereof as is reasonably necessary to support the calculations set forth in the Closing Statement.

(c) The Parties agree that the purpose of preparing the Closing Statement is to measure the Working Capital Adjustment Amount, the Assumed Indebtedness Amount, the Closing Collaboration Adjustment Amount and the resulting Final Closing Cash Consideration, in each case, in accordance with the terms of this Agreement, and such process is not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining any such amount different than those set forth in this Agreement. Following the delivery of the Closing Statement, Seller Parent shall provide Buyer with reasonably necessary access to the relevant personnel and properties of Seller Parent and its Subsidiaries to the extent related to the Working Capital Adjustment Amount, the Assumed Indebtedness Amount or the Closing Collaboration Adjustment Amount and relevant to Buyer’s review of the Closing Statement, together with such information as may be reasonably requested by Buyer to support the calculations of the Working Capital Adjustment Amount, the Assumed Indebtedness Amount, the Closing Collaboration Adjustment Amount and the Final Closing Cash Consideration. The Closing Statement shall become final and binding upon the Parties on the forty-fifth (45th) day following delivery thereof by Seller Parent, unless Buyer gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Seller Parent prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a timely Notice of Disagreement is received by Seller Parent, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the Parties on the earlier of (i) the date on which Buyer and Seller Parent resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Adjustment Expert pursuant to the procedures set forth in this Section 1.06. During the forty-five (45) day period following the delivery of a Notice of Disagreement, Buyer and Seller Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such forty-five (45) day period, Buyer and Seller Parent shall submit to an internationally recognized independent accounting firm, which firm (i) shall be mutually agreed upon by Buyer and Seller Parent, (ii) shall not be the regular accounting firm for Buyer, Seller Parent or any of their respective Affiliates and (iii) may be the same firm as the Independent Valuation Expert (the “Independent Adjustment Expert”), for review any and all matters that remain in dispute and were included in the Notice of Disagreement. If Buyer and Seller Parent are unable to so agree on the Independent Adjustment Expert within ten (10) days after the end of such forty-five (45) day period, then Buyer and Seller Parent shall each select a firm and such firms shall jointly select a third internationally recognized independent public accounting firm (which (i) shall not be the regular accounting firm for Buyer, Seller Parent or any of their respective Affiliates and (ii) may be the same firm as the Independent Valuation Expert), which third firm shall be the Independent Adjustment Expert. The Parties shall instruct the Independent Adjustment Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than sixty (60) days after the date of such submission. Each Party shall furnish to the Independent Adjustment Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews and answer questions, as the Independent Adjustment Expert may reasonably request in connection with its determination of such disputed items. In the event any Party shall participate in teleconferences or meetings with, or make presentations to, the Independent Adjustment Expert, the other Party shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Adjustment Expert shall be as agreed upon between Buyer and Seller Parent in writing.

(d) In resolving any such disputed item, the Independent Adjustment Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review solely to whether matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of Buyer and Seller Parent in accordance with Section 1.06(c)) were calculated in accordance with the terms of this Agreement, (iii) shall not assign a value to any disputed item greater than the greatest value for such item, or less than the smallest value for such item, claimed in the Closing Statement or in the Notice of Disagreement and (iv) shall make its determination based solely on written materials and oral communications provided to the Independent Adjustment Expert in accordance with Section 1.06(c) (i.e., not on independent review). The Independent Adjustment Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Adjustment Expert, (B) any determination as to the preparation of the Business Financial Information, (C) any determination as to the accuracy of the representations and warranties set forth in Section 2.10 or any other representation or warranty in this Agreement or (D) any determination as to compliance by any Party with any of its respective covenants in this Agreement. Subject to Section 1.06(g), any dispute not within the scope of disputes to be resolved by the Independent Adjustment Expert pursuant to this Section 1.06 shall be resolved as otherwise provided in this Agreement. Any determination by the Independent Adjustment Expert, and any work or analyses performed by the Independent Adjustment Expert, may not be offered as evidence of a breach of Section 2.10, a breach of any other representation or warranty in this Agreement or a breach of any covenant in this Agreement (other than a breach of this Section 1.06) in any Action.

(e) The final determination by the Independent Adjustment Expert of the matters submitted to it in accordance with Section 1.06(c) shall (i) be in writing, (ii) include the Independent Adjustment Expert’s calculation of the Working Capital Adjustment Amount, the Assumed Indebtedness Amount, the Closing Collaboration Adjustment Amount and the resulting Final Closing Cash Consideration, (iii) include the Independent Adjustment Expert’s determination of each matter submitted to it in accordance with Section 1.06(c) and (iv) include a brief summary of the Independent Adjustment Expert’s reasons for its determination of each issue.

(f) The resolution of disputed items by the Independent Adjustment Expert shall be final and binding (other than in the case of fraud or manifest error) and an order may be entered in respect thereof by a tribunal having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Independent Adjustment Expert incurred pursuant to this Section 1.06 shall be allocated between Seller Parent, on the one hand, and Buyer, on the other hand, in inverse proportion as they may prevail on the final amount of the adjustment of the matters submitted to the Independent Adjustment Expert. For example, in the event that Buyer asserts that the calculation of the Working Capital Adjustment Amount should have been 10% lower than the amount set forth in the Closing Statement, and the

Independent Adjustment Expert determines that the final the Working Capital Adjustment Amount shall be 7% lower than the amount set forth in the Closing Statement, then 70% of the fees and expenses of the Independent Adjustment Expert shall be paid by Seller Parent and 30% of the fees and expenses of the Independent Adjustment Expert shall be paid by Buyer. The Independent Adjustment Expert shall determine all disputed item(s) and amount(s), including the apportionment of its fees and expenses as between Seller Parent, on the one hand, and Buyer, on the other hand, in accordance with the provisions of this Section 1.06.

(g) Notwithstanding anything to the contrary herein, the procedures set forth in this Section 1.06 shall be the sole and exclusive remedy of the Parties for any disputes related to the items required to be included or reflected in the calculation of the Working Capital Adjustment Amount, the Assumed Indebtedness Amount, the Closing Collaboration Adjustment Amount and the Final Closing Cash Consideration.

SECTION 1.07. Payment of Adjustment Amount. Within five (5) Business Days after the Binding Closing Statement Date:

(a) if the Adjustment Amount is positive, then Buyer shall cause the Subsidiary Buyer to pay to the Sellers (with the allocation between the Irish Seller and the ROW Seller in accordance with Section 1.03 being designated in writing by Seller Parent within three (3) Business Days after the Binding Closing Statement Date), by wire transfer of immediately available funds to account(s) designated in writing by Seller Parent within three (3) Business Days after the Binding Closing Statement Date, an amount equal to such Adjustment Amount;

(b) if the Adjustment Amount is negative, then Seller Parent shall cause the Sellers (with the allocation between the Irish Seller and the ROW Seller in accordance with Section 1.03 being designated in writing by Seller Parent within three (3) Business Days after the Binding Closing Statement Date) to pay to the Subsidiary Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer within three (3) Business Days after the Binding Closing Statement Date, an amount equal to the absolute value of such Adjustment Amount; and

(c) if the Adjustment Amount is $0 (zero dollars), then neither Party shall have any obligation to make (or to cause any of their Subsidiaries to make) a payment to the other Party in respect thereof.

SECTION 1.08. Withholding. Seller Parent, Buyer and their respective Subsidiaries will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld pursuant to any applicable Tax Law. Prior to making any deduction or withholding (other than any such deduction or withholding in connection with compensatory payments or resulting from the failure to deliver the form and certificate set forth in Section 1.04(b)(iv)(B) and (C)), the deducting and withholding Party will undertake reasonable best efforts to (a) notify the other Party of the amounts subject to deduction or withholding, (b) provide an explanation of the legal basis requiring such deduction or withholding and (c) provide the other Party a reasonable opportunity to deliver such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding and shall cooperate in good faith to eliminate or reduce any such deduction or withholding. To the extent that amounts are deducted or withheld in accordance with this Section 1.08 and timely paid to the appropriate taxing authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 1.09. Certain Delayed Transfers. Notwithstanding anything to the contrary herein (but subject to Section 1.10):

(a) To the extent any Transferred Asset was used prior to the Closing to perform services for the Business similar to the Transition Services and will be used to perform Transition Services following the Closing, subject to applicable Law, such Transferred Asset (each, a “TSA Delayed Asset”) shall not be transferred to any Business Company in the Business Internal Reorganization and shall not be transferred to the Buyer or any of its Subsidiaries (by means of the Acquisition or otherwise) at the Closing and, subject to Section 1.09(e), any such Transferred Asset shall instead be transferred to Buyer or one of its wholly owned Subsidiaries upon the termination or expiration of all Transition Services that are provided using such Transferred Asset (any such transfer, a “TSA Delayed Transfer”, and the date of any such transfer, the “TSA Delayed Transfer Date”), with such transfer effected by the Parties and their respective Subsidiaries at no additional cost to Buyer or its Subsidiaries. Without limiting the foregoing and subject to Section 1.09(b), upon the Closing, Buyer shall be deemed to be the beneficial owner for accounting purposes of each TSA Delayed Asset.

(b) Without limiting or derogating the conditions to the obligation of Buyer and Seller Parent to consummate the Closing set forth in Section 6.01(a) and (b)), to the extent that the transfer of any Transferred Asset or the assumption of any Assumed Liability (whether by means of (i) the transfer to or assumption by any Business Company or (ii) the Acquisition) would require one or more Consents or Filings in connection with the Closing and any such Consent or Filing has not been obtained or made, as applicable, as of the Closing (each, a “Legal Impediment”), such Transferred Asset or Assumed Liability (each, a “Legal Impediment Delayed Asset/Liability” and, collectively, the “Legal Impediment Delayed Assets/Liabilities”) shall not be transferred to or assumed by any Business Company in the Business Internal Reorganization and shall not be transferred to or assumed by Buyer or its Subsidiaries (by means of the Acquisition or otherwise) at the Closing. With respect to each Legal Impediment Delayed Asset/Liability, for a period of the later of (i) two (2) years after the Closing Date and (ii) the termination or expiration of all Transition Services, the Parties shall continue to use reasonable best efforts to obtain such Consent from Persons and make such Filing with Persons, in each case, required to remove each Legal Impediment to the transfer or assumption of such Legal Impediment Delayed Asset/Liability at no additional cost to Buyer or its Subsidiaries, including as may be required to transfer, or establish new Contracts with respect to, the aspects of any Commingled Contracts that constitute Legal Impediment Delayed Assets/Liabilities; provided that, notwithstanding anything to the contrary herein, except as set forth on Section 5.02(f) of the Seller Parent Disclosure Letter, in no event shall the Parties or their respective Representatives have any obligation to pay or commit to pay an amount or incur any obligation or grant any concession or accommodation (financial or otherwise) in favor of any such Person, or commence or participate in any Action, in order to remove any such Legal Impediment or establish any such new Contract. If applicable, and subject to Section 1.09(e), upon the removal of all applicable

Legal Impediments with respect to a Legal Impediment Delayed Asset/Liability, such Legal Impediment Delayed Asset/Liability shall be transferred to or assumed by Buyer or one of its wholly owned Subsidiaries (any such transfer or assumption, a “Legal Impediment Delayed Transfer”, and the date of any such transfer or assumption, the “Legal Impediment Delayed Transfer Date”) with such transfer or assumption effected by the Parties and their respective Subsidiaries at no additional cost to Buyer or its Subsidiaries. With respect to any Legal Impediment Delayed Asset/Liability, from and after the Closing (or, in the case of any Legal Impediment Delayed Asset/Liability that also constitutes a TSA Delayed Asset, from and after the date that would, absent Section 1.09(e), otherwise be the TSA Delayed Transfer Date for such TSA Delayed Asset) until the earlier of (i) the removal of all Legal Impediments with respect to such Legal Impediment Delayed Asset/Liability and (ii) such Legal Impediment Delayed Asset/Liability terminating, expiring, being depleted or otherwise becoming unavailable to Seller Parent (such period, the “Benefits/Burdens Period”), the Parties shall use reasonable best efforts to develop and implement (or to continue in place) any reasonable and lawful arrangements designed to place Buyer or one of its wholly owned Subsidiaries, insofar as reasonably possible, in the same position as if such Transferred Asset or Assumed Liability had been transferred to or assumed by the Applicable Buyer at the Closing such that all benefits (for the avoidance of doubt, including all revenue) and burdens (for the avoidance of doubt, including all costs and expenses) relating to such Legal Impediment Delayed Asset/Liability inure to Buyer or such Subsidiary, as applicable, for the entire Benefits/Burdens Period. Without limiting the generality of the foregoing, during the Benefits/Burdens Period, Seller Parent and its Affiliates shall use reasonable best efforts to (i) maintain the effectiveness of, and operate and act in respect of, such Legal Impediment Delayed Asset/Liability, in each case, in all material respects in the ordinary course of business consistent with past practice or in accordance with the determinations by the Governance Council pursuant to Annex D, as applicable, (ii) enforce any rights of Seller Parent or its Affiliates under or in respect of any such Legal Impediment Delayed Asset/Liability against the other party or parties thereto in all material respects in the ordinary course of business consistent with past practice and (iii) consult with Buyer, within a reasonable time prior to taking any action (or failing to take any action), in respect of such Legal Impediment Delayed Asset/Liability that is not in all material respects in the ordinary course of business consistent with past practice or in accordance with the determinations by the Governance Council pursuant to Annex D, as applicable. Without limiting the foregoing, during the Benefits/Burdens Period, Buyer shall be deemed to be the beneficial owner for accounting purposes of each Legal Impediment Delayed Asset/Liability.

(c) For the avoidance of doubt, (i) prior to the Closing, Seller Parent shall cause each Business Company to transfer any TSA Delayed Asset or Legal Impediment Delayed Asset/Liability held by such Business Company to one or more Subsidiaries of Seller Parent that are not Business Companies (and the Business Steps Plan shall be deemed amended to provide for such transfers and Section 9.02(c) of the Seller Parent Disclosure Letter shall be deemed to be updated to reflect such deemed amendment) and (ii) in the event that any Legal Impediments with respect to a Legal Impediment Delayed Asset/Liability are not removed or any Legal Impediment Delayed Asset/Liability or any TSA Delayed Asset is terminated, expires, is depleted or otherwise becomes unavailable to Seller Parent prior to being transferred to Buyer and its Subsidiaries in accordance with this Section 1.09, then, subject to compliance with Section 1.09(b), Seller Parent shall be deemed to have satisfied its obligations under this

Agreement with respect to such Legal Impediment Delayed Asset/Liability or TSA Delayed Asset, as applicable, and under no circumstances shall the consideration payable to Seller Parent or any of its Representatives pursuant to this Agreement or any of the other Transaction Documents be reduced or Seller Parent or any of its Representatives be subject to any liability on account of the failure to transfer such Legal Impediment Delayed Asset/Liability or TSA Delayed Asset, as applicable (it being understood that this sentence shall not modify the conditions to the obligation of Buyer and Seller Parent to consummate the Closing set forth in Section 6.02 and Section 6.03, respectively).

(d) In connection with any TSA Delayed Transfer or Legal Impediment Delayed Transfer, (i) the Parties shall cooperate in structuring such transfer and assumption, as applicable, in a Tax efficient manner and in compliance with applicable Law, which may include effecting such transfer and assumption, as applicable, by means of the transfer of all of the issued and outstanding equity interests in a Person holding the applicable TSA Delayed Asset or Legal Impediment Delayed Asset/Liability (and no other material assets or liabilities) (any such Person, a “Delayed Transfer Company”) and (ii) the Parties shall deliver, or cause to be delivered, duly executed instruments of assignment and assumption in respect of the applicable TSA Delayed Asset or Legal Impediment Delayed Asset/Liability (or the issued and outstanding equity interests in the Delayed Transfer Company holding such TSA Delayed Asset or Legal Impediment Delayed Asset/Liability), in form and substance reasonably acceptable to Seller Parent and Buyer, evidencing the sale, assignment, assumption, transfer, conveyance and delivery, as applicable, of the applicable TSA Delayed Asset or Legal Impediment Delayed Asset/Liability (or the issued and outstanding equity interests in the Delayed Transfer Company holding such TSA Delayed Asset or Legal Impediment Delayed Asset/Liability) to Buyer or one of its wholly owned Subsidiaries.

(e) In the event any Transferred Asset or Assumed Liability constitutes both a TSA Delayed Asset and a Legal Impediment Delayed Asset/Liability, such Transferred Asset or Assumed Liability shall be transferred or assumed upon the later of (i) the date that would, absent this Section 1.09(e), otherwise be the TSA Delayed Transfer Date for such Transferred Asset or Assumed Liability and (ii) the date that would, absent this Section 1.09(e), otherwise be the Legal Impediment Delayed Transfer Date for such Transferred Asset or Assumed Liability.

(f) Notwithstanding anything to the contrary herein, and subject to compliance with applicable Privacy and Data Security Requirements, (i) where Seller Parent’s and its Subsidiary’s rights to a Clinical Trial Database or Trial Master File (as the case may be) for any Compound will not be transferable to Buyer or one of its Subsidiaries (by means of the Acquisition or otherwise) as of the Closing because the respective Clinical Trial under the Transferred Biosimilars Program for such Compound has not yet been initiated or completed, Seller Parent shall use reasonable best efforts to procure that the Buyer or one of its Subsidiaries is granted rights of access to the Clinical Trial Data for such Compound which is contained in such Clinical Trial Database or such Trial Master File (as the case may be) and (ii) Seller Parent’s and its Subsidiary’s rights to such Clinical Trial Database or such Trial Master File (as the case may be) shall be transferred to Buyer in accordance with the Transition Services Agreement (and not as of the Closing).

(g) Seller Parent and its Affiliates hereby grant Buyer and its Subsidiaries an irrevocable, royalty-free, right of reference (as defined in 21 C.F.R. § 314.3(b)), during the Benefits/Burdens Period for such Legal Impediment Delayed Asset/Liability, with respect to any of the data that is a Legal Impediment Delayed Asset/Liability as may be necessary to permit Buyer and its Subsidiaries to develop, manufacture, promote, distribute, license, sublicense and sell the Transferred Assets, as applicable, subject to compliance with applicable Privacy and Data Security Requirements.

SECTION 1.10. Exclusion Right; Specified Assets and Specified Liabilities. Notwithstanding anything to the contrary herein:

(a) Promptly, but in any event on or prior to the fifth (5th) Business Day after the date of this Agreement, Seller Parent shall provide Buyer or its Representatives with a copy of the materials set forth on Section 1.10(a) of the Seller Parent Disclosure Letter.

(b) At any time on or prior to the forty fifth (45th) day after Seller Parent provides Buyer or its Representatives with a copy of the materials set forth on Section 1.10(a) of the Seller Parent Disclosure Letter (the “Exclusion Right Exercise Date”), Buyer shall have the right to elect to not purchase the Specified Assets and not assume the Specified Liabilities (such right, the “Exclusion Right”), exercisable by delivering an irrevocable written notice to Seller Parent on or prior to the Exclusion Right Exercise Date stating that Buyer is exercising the Exclusion Right. For the purposes of this Agreement:

(i) “Specified Assets” means all of Seller Parent’s and its Subsidiaries’ right, title and interest in, to and under the assets and properties set forth on Section 1.10(b)(i) of the Seller Parent Disclosure Letter as they exist at the time of the Closing, but expressly excluding any right, title or interest in, to or under the Excluded Assets.

(ii) “Specified Liabilities” means Seller Parent’s and its Subsidiaries’ obligations and liabilities set forth on Section 1.10(b)(ii) of the Seller Parent Disclosure Letter, whether any such obligation or liability arises before, at or after the Closing, is known or unknown or is contingent or accrued, but only to the extent reflected on Section 1.10(b)(ii) of the Seller Parent Disclosure Letter.

(iii) “Specified Product” means the biosimilar product set forth in Section 1.10(b)(iii) of the Seller Parent Disclosure Letter.

(iv) “Specified Compound” means the Compound set forth in Section 1.10(b)(iv) of the Seller Parent Disclosure Letter.

(c) In the event that the Exclusion Right is exercised in accordance with Section 1.10(a), then, for all purposes of this Agreement, (i) the Specified Assets shall be deemed to be Excluded Assets, (ii) the Specified Liabilities shall be deemed to be Retained Liabilities, (iii) the Specified Product and the Specified Compound shall be deemed to not be included in the Transferred Biosimilars Programs, the Products or the Compounds and (iv) all of the rights and obligations of the Parties under Section 1.05(a) shall terminate. For the avoidance of doubt, and without limiting the other provisions of this Section 1.10, in the event that the

Exclusion Right is exercised in accordance with Section 1.10(a), then (A) Buyer shall not be obligated to purchase or assume, and Seller Parent shall not be obligated to sell or transfer, any of the Specified Assets or the Specified Liabilities, (B) prior to the Closing, Seller Parent shall cause the Business Companies to transfer the Specified Assets and the Specified Liabilities to Seller Parent or one or more Subsidiaries of Seller Parent that are not Business Companies (and the Business Steps Plan shall be deemed amended to provide for such transfers and Section 9.02(c) of the Seller Parent Disclosure Letter shall be deemed to be updated to reflect such deemed amendment) and (C) Buyer shall not be obligated to cause the Subsidiary Buyer to pay the Irish Future Cash Payment.

ARTICLE II

Representations and Warranties of Seller Parent

Except as set forth in the Seller Parent Disclosure Letter, Seller Parent represents and warrants to Buyer as of the date of this Agreement and as of the Closing Date as follows.

SECTION 2.01. Organization and Good Standing; Organizational Documents.

(a) Each Seller and each Business Company (i) is (or, in the case of any Business Company not yet formed, following its formation will be) duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Applicable Business Organization Law, (ii) has (or, in the case of any Business Company not yet formed, following its formation will have) full corporate or similar power and authority to own, lease or license, and to operate, its properties and assets relating to the Business and to operate the Business as it is currently operated and (iii) is (or, in the case of any Business Company not yet formed, following its formation will be) duly qualified or licensed to do business as a foreign company and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it relating to the Business or the nature of the Business makes such qualification or licensing necessary, in the case of each of clauses (i), (ii) and (iii), in all material respects.

(b) True, correct and complete copies of the organizational or similar documents of each Business Company, as in effect on the date of this Agreement (or, in the case of any Business Company not yet formed, as in effect at such Business Company’s formation), have been made available (or, in the case of any Business Company not yet formed, following its formation will be furnished) to Buyer. Each such organizational or similar document is (or, in the case of any Business Company not yet formed, following its formation will be) in full force and effect in all material respects, and no Business Company is (or, in the case of any Business Company not yet formed, following its formation will be) in material violation of any provisions thereof.

SECTION 2.02. Authority; Execution and Delivery; Enforceability.

(a) Seller Parent has all necessary corporate or similar power and authority to execute and deliver this Agreement, and each of Seller Parent, the Sellers and the Business Companies has (or, in the case of any Business Company not yet formed, following its formation will have) all necessary corporate or similar power and authority to execute and deliver any other Transaction Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions to be consummated by it. Without limiting the generality of the foregoing, Seller Parent has all necessary corporate or similar power and authority to cause each Business Company to perform the respective obligations under this Agreement and the other Transaction Documents required to be performed by such Business Company at or prior to the Closing and to consummate the Transactions to be consummated by it at or prior to the Closing. The execution, delivery and performance by Seller Parent of this Agreement, and the execution, delivery and performance by each of Seller Parent, the Sellers and the Business Companies of any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the Transactions to be consummated by it, have been (or, in the case of any Business Company not yet formed, following its formation will be) duly authorized by all necessary corporate or similar action by Seller Parent, such Seller or such Business Company, as applicable. This Agreement has been, and each other Transaction Document to which Seller Parent, any Seller or any Business Company is, or is specified to be, a party will, at or prior to the Closing, be, duly executed and delivered by Seller Parent, such Seller or such Business Company, as applicable. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each other Transaction Document to which Seller Parent, any Seller or any Business Company is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Seller Parent, such Seller or such Business Company, as applicable, enforceable against Seller Parent, such Seller or such Business Company, as applicable, in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law), as from time to time in effect, or (ii) the exercise by courts of equity powers (collectively, the “Enforceability Exceptions”).

(b) The Seller Parent Board has, and prior to the Closing the Board of Directors (or similar governing body) of each Seller and each Business Company will have, duly and validly adopted resolutions approving this Agreement, the other Transaction Documents to which Seller Parent or such Seller or such Business Company is, or is specified to be, a party and the Transactions to be consummated by Seller Parent or such Seller or such Business Company. No vote of holders of any class or series of equity interests in Seller Parent is required to adopt and approve this Agreement, any of the other Transaction Documents or any of the Transactions.

SECTION 2.03. Acquired Equity Interests; Capitalization.

(a) As of immediately prior to the Closing and after giving effect to the Business Internal Reorganization, (i) the ROW Seller will be the sole record and beneficial owner of all of the issued and outstanding equity interests in ROW Newco, (ii) the ROW Seller will have good and valid title to all of the Acquired ROW Equity Interests, free and clear of Liens other than (A) transfer restrictions under applicable Securities Laws and (B) those arising from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing), and will be the record and the beneficial owner of all such Acquired ROW Equity Interests. Assuming the Applicable Buyers have the requisite power and authority to be the lawful owner of the Acquired ROW Equity Interests to be received by the Applicable Buyer hereunder, upon (i) delivery by the

ROW Seller to the Applicable Buyers at the Closing of the items described in Section 1.04(b)(i) and (ii) delivery by the Applicable Buyers of the consideration required to be paid by the Applicable Buyers at the Closing, as described in Section 1.04(a)(ii), good and valid title to the Acquired ROW Equity Interests will pass to the Applicable Buyers at the Closing, free and clear of Liens, other than (i) transfer restrictions under applicable Securities Laws and (ii) those arising pursuant to this Agreement or from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing), and the Acquired ROW Equity Interests will constitute 100% of the issued share capital of the ROW Acquired Company immediately following the Closing. Upon issuance, each Acquired ROW Equity Interest will be (in each case, to the extent such concepts are applicable) duly authorized, validly issued, fully paid and nonassessable, and will not be issued or transferred in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of Seller Parent or any of its Subsidiaries (including the ROW Seller and the ROW Acquired Company).

(b) The entire issued share capital of the Irish Acquired Company consists of the Irish Redemption Equity Interests. The Irish Seller has good and valid title to the Irish Redemption Equity Interests, free and clear of Liens other than (i) transfer restrictions under applicable Securities Laws and (ii) those arising from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing), and is the record and the beneficial owner of the Irish Redemption Equity Interests. Assuming the Subsidiary Buyer has the requisite power and authority to be the lawful owner of the Irish New Equity Interests to be received by it hereunder, upon (i) the allotment, issue and recording of the Irish New Equity Interests pursuant to the Irish Subscription, as described in Section 1.04(b)(ii), (ii) the payment of the aggregate subscription consideration in respect of the Irish New Equity Interests, as described in Section 1.04(a)(iii) and (iii) the redemption and cancelation of the Irish Redemption Equity Interests pursuant to the Irish Redemption, as described in Section 1.04(b)(iii), the Irish New Equity Interests to be allotted and issued to the Subsidiary Buyer hereunder will be credited as fully paid as to their nominal value and the whole of any premium payable thereon and will constitute 100% of the issued share capital of the Irish Acquired Company on a fully diluted basis immediately following the Closing, free and clear of Liens, other than (i) transfer restrictions under applicable Securities Laws and (ii) those arising pursuant to this Agreement or from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing). Upon issuance, each Irish New Equity Interest will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of Seller Parent or any of its Subsidiaries.

(c) No Acquired Company has any authorized or outstanding (i) bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of its capital stock or other equity interests may vote (clause (i), “Voting Debt”) or (ii) options, warrants, rights, convertible or exchangeable securities or Indebtedness, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which it is a party or by which it is bound (A) obligating it to issue, deliver or sell, or cause to be issued, delivered or sold, capital stock or other equity interests in it, or any security convertible or exercisable for or exchangeable into any capital stock or other equity interest in it or into any Voting Debt of it, or (B) obligating it to issue, grant, extend or enter into any such option, warrant, right, security, indebtedness, unit, commitment, Contract, arrangement or undertaking (clause (ii), “Stock Rights”). Except as set forth in the Business Steps Plan, there are no outstanding contractual obligations of any Business Company to purchase, redeem or otherwise acquire any capital stock or other equity interests in any Acquired Company. Other than this Agreement, the other Transaction Documents and the organizational or similar documents of the applicable Acquired Company, there are no Contracts to which Seller Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests in any Acquired Company.

SECTION 2.04. Business Companies.

(a) Section 2.04 of the Seller Parent Disclosure Letter sets forth a true, correct and complete list, as of immediately prior to the Closing after giving effect to the Business Internal Reorganization, of each Business Subsidiary, including such Business Subsidiary’s jurisdiction of organization and the capital stock or other equity interests in such Business Subsidiary directly or indirectly held by an Acquired Company. All of the outstanding shares of capital stock or other equity interests in each such Business Subsidiary are (or, in the case of any Business Subsidiary not yet formed, following issuance will be) (in each case, to the extent such concepts are applicable) duly authorized, validly issued, fully paid and nonassessable, and will be owned immediately prior to the Closing after giving effect to the Business Internal Reorganization, as set forth on Section 2.04 of the Seller Parent Disclosure Letter, free and clear of Liens other than (i) transfer restrictions under applicable Securities Laws and (ii) those arising pursuant to this Agreement or from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing). Except for their respective interests in the Business Subsidiaries, none of the Acquired Companies own, directly or indirectly, any capital stock or other equity interests in any Person. None of the Business Subsidiaries own, directly or indirectly, any capital stock or other equity interests (including Voting Debt or Stock Rights) in any Person. The Business Companies are, and at all times have been, Affiliates of Seller Parent.

(b) No Business Subsidiary has any authorized or outstanding Voting Debt or Stock Rights. Except as set forth in the Business Steps Plan, there are no outstanding contractual obligations of any Business Company to purchase, redeem or otherwise acquire any capital stock or other equity interests in any Business Subsidiary. Other than this Agreement, the other Transaction Documents and the organizational or similar documents of the applicable Business Subsidiary, there are no Contracts to which Seller Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests in any Business Subsidiary.

(c) The ROW Acquired Company will be formed solely for the purpose of executing and delivering, and performing its obligations under, this Agreement and the other Transaction Documents, consummating the Transactions and operating the Business. As of the date of this Agreement, the Irish Acquired Company does not hold any assets or liabilities other than Transferred Assets and Assumed Liabilities. The Acquired Companies have not engaged in any activities or business prior to the date of this Agreement, other than those incident or related to or incurred in connection with their respective formation or the execution and delivery of, or performance of their respective obligations under, this Agreement and the other Transaction Documents, the consummation of the Transactions and the operation of the Business. Other than any Assumed Indebtedness incurred in accordance with Section 5.13(a), no Acquired Company has any Indebtedness.

SECTION 2.05. Title to Tangible Properties; Transferred Assets. Except as otherwise expressly provided in Section 1.09, Seller Parent or one or more of its Subsidiaries has (and, as of immediately prior to the Closing, the Business Companies will have) good and valid title to, a valid leasehold interest in or valid licenses or rights to use all of the material tangible Transferred Assets, free and clear of Liens (other than Permitted Liens).

SECTION 2.06. Sufficiency of Assets. As of immediately prior to the Closing, the Transferred Assets, together with the rights granted and services to be provided by Seller Parent and its Subsidiaries pursuant to this Agreement or any other Transaction Documents, (a) are sufficient in all material respects for the operation of the Business substantially in the manner it has operated since the Business Financial Information Date, and (b) together with the Excluded Assets set forth in clauses (i) through (xi) of Annex B, include, in all material respects, Seller Parent’s and its Affiliates’ assets used in connection with the Business.

SECTION 2.07. No Conflicts; Required Filings and Consents.

(a) The execution and delivery by Seller Parent of this Agreement does not, and the execution and delivery by Seller Parent, each Seller and each Business Company of each other Transaction Document to which Seller Parent, such Seller or such Business Company is, or is specified to be, a party will not, and the performance by Seller Parent of this Agreement and the performance by Seller Parent, each Seller and each Business Company of each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions to be consummated by Seller Parent, each Seller and each Business Company will not, (i) conflict with or violate any provision of the organizational or similar documents of Seller Parent, any Seller or any Business Company, (ii) assuming that all Consents contemplated by Section 2.07(b) have been obtained, and all Filings contemplated by Section 2.07(b) have been made, conflict with or violate any judgment, order, decree, writ, injunction, ruling, assessment, stipulation, determination or award of any Governmental Entity (“Order”) or any law, statute, ordinance, rule or regulation (“Law”) applicable to Seller Parent, any Seller or any Business Company or by which the Transferred Assets are bound, (iii) assuming that all Consents contemplated by Section 2.07(b) have been obtained, and all Filings contemplated by Section 2.07(b) have been made, require any consent by any Person under, result in a breach of, loss of material benefit or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, any Business Material Contract or (iv) result (immediately or with notice or lapse of time or both) in the creation of any pledge, lien, charge, mortgage, encumbrance, leasehold interest, license or security interest of any kind or nature whatsoever (collectively, “Liens”) (other than a Permitted Lien) on any Transferred Asset, except, in the case of clauses (ii), (iii) and (iv) above, as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(b) The execution and delivery by Seller Parent of this Agreement does not, and the execution and delivery by Seller Parent, each Seller and each Business Company of each other Transaction Document to which it is, or is specified to be, a party will not, and the performance by Seller Parent of this Agreement and the performance by Seller Parent, each Seller and each Business Company of each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions to be consummated by Seller Parent, each Seller and each Business Company will not, require any Consent of, or Filing with, any Governmental Entity, except for (i) compliance with and Filings under applicable requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable Antitrust Laws of any foreign jurisdiction (collectively, “Foreign Antitrust Laws”), including those Foreign Antitrust Laws set forth on Section 2.07(b)(i) of the Seller Parent Disclosure Letter, (ii) the Consents and Filings set forth on Section 2.07(b)(ii) of the Seller Parent Disclosure Letter, (iii) compliance with any applicable Securities Laws, Indian Foreign Exchange Laws and Indian Company Laws and (iv) such other Consents or Filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

SECTION 2.08. Litigation; Orders.

(a) As of the date of this Agreement, there is (and since the Lookback Date there has been) (i) no Action pending or, to the Knowledge of Seller Parent, threatened in writing (A) against Seller Parent, any of its Subsidiaries or, to the Knowledge of Seller Parent, any of their respective directors or officers, in each case, relating to the Business or (B) against any Business Company, (ii) no material Order to which (A) Seller Parent, any of its Subsidiaries, or, to the Knowledge of Seller Parent, any of their respective directors and officers is subject, in each case, relating to the Business or (B) any Business Company or any properties or assets thereof is subject, (iii) no Action by Seller Parent or any of its Subsidiaries against any other Person related to the Business, and (iv) no settlement or similar agreement that imposes any material ongoing obligation or restriction on (A) the Seller Parent or any of its Subsidiaries, in each case, relating to the Business or (B) any of the Business Companies that, in the case of each of clauses (i) through (iv), would individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole.

(b) This Section 2.08 does not relate to Tax matters, which are the subject of Section 2.13, employee benefits, employee or labor relations matters, which are the subject of the Employee Matters Agreement, Section 2.26 and Section 2.27, intellectual property matters, which are the subject of Section 2.14, or environmental matters, which are the subject of Section 2.15.

SECTION 2.09. Permits; Compliance with Law.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (i) Seller Parent and its Subsidiaries have all Consents of all Governmental Entities required to operate the Business as it is currently operated, (ii) Seller Parent and its Subsidiaries are in compliance with the terms of such Consents and (iii) to the Knowledge of Seller Parent, no Action is pending or threatened in writing against Seller Parent or any of its Subsidiaries seeking the revocation, suspension or cancellation of any such Consent.

(b) (i) The Business is not being, and since the Lookback Date has not been, operated in violation of any applicable Law or Order and (ii) Seller Parent has not received any written communications from a Governmental Entity that alleges that the Business is not in compliance with any such Law or Order, except, in the case of each of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

SECTION 2.10. Business Financial Information; No Undisclosed Liabilities.

(a) Set forth on Section 2.10 of the Seller Parent Disclosure Letter is unaudited selected combined balance sheet information of the Business as at December 31, 2021, and a statement of direct revenues and expenses of the Business for the twelve-month period then ended (the “Business Financial Information”). The Business Financial Information (i) was derived from the Business Records, which are maintained in the ordinary course of business, (ii) was prepared on a basis consistent with Seller Parent’s accounting policies, which accounting policies are in accordance with GAAP, and (iii) fairly presents in all material respects the financial position and results of operations of the Business as at December 31, 2021 and for the twelve-month period then ended.

(b) There are no accrued liabilities included in the Assumed Liabilities, except for those liabilities and obligations (i) included, reflected or reserved against or provided for in the Business Financial Information, (ii) incurred in the ordinary course of business since December 31, 2021 (the “Business Financial Information Date”), (iii) as contemplated by this Agreement or the other Transaction Documents or otherwise incurred in connection with the Transactions, (iv) as covered by the subject matter of the representations and warranties set forth in this Article II (other than this Section 2.10) or in any other Transaction Document, (v) that are for performance, but not breach, under Contracts made available to Buyer or (vi) that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

SECTION 2.11. Absence of Certain Changes.

(a) Since the Business Financial Information Date, there has not been any Business Material Adverse Effect; and

(b) From the Business Financial Information Date to the date of this Agreement, the Business has been operated in the ordinary course of business in all material respects and Seller Parent has not taken any action relating to the Business which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Buyer, would constitute a breach of Section 4.01(b).

SECTION 2.12. Real Property. The Transferred Assets do not include, and the Business Companies do not own or lease, any real property.

SECTION 2.13. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to any of the Business Companies or the Transferred Assets have been timely filed (taking into account any extensions), and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes of or with respect to the Business Companies or the Transferred Assets (including any Taxes required to be withheld by any Business Company under applicable Law) (i) have been paid (or withheld and remitted, as applicable) or (ii) are appropriately reflected as liabilities in the Business Financial Information (except for, in the case of this clause (ii), Tax liabilities accrued for periods after the Business Financial Information Date due to the passage of time and the operations in the ordinary course of business).

(b) No deficiency with respect to any income or other material Taxes has been asserted in writing against or with respect to any of the Business Companies or the Transferred Assets, which deficiency (i) has not been paid, settled or withdrawn or (ii) is not being contested in good faith by appropriate proceedings.

(c) There are no Liens (other than Permitted Liens) for Taxes on the Transferred Assets or with respect to any of the Business Companies.

(d) There are no Tax Proceedings with respect to any income or other material Taxes by a Governmental Entity with respect to any of the Business Companies or the Transferred Assets.

(e) No claim has been made in writing by any Governmental Entity in a jurisdiction where a Business Company does not file a particular type of Tax Return (or pay a particular type of Tax) that such Business Company is or may be required to file such type of Tax Return (or pay such type of Tax) in that jurisdiction.

(f) No Business Company (i) is a party to, is bound by or has any similar obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (in each case, the primary purpose of which relates to Taxes and excluding any such agreement, contract or arrangement solely between or among any Business Companies) or (ii) has any liability for Taxes of any Person (other than any other Business Company) as a transferee or successor.

(g) No Business Company has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4 (or any comparable provision under state, local or foreign Tax Law).

(h) No Business Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in, or improper use of, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any installment sale or open transaction made on or prior to the Closing Date, (iii) any prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date or (iv) any deferred obligation to pay Taxes under Section 2302 of the CARES Act or IRS Notice 2020-65 (or any similar provision of federal, state or local Law).

(i) The Business Companies are, and have been at all relevant times, in compliance with all transfer pricing requirements in all jurisdictions in which the Business Companies do business, in each case, in all material respects.

(j) No Business Company (i) is or was treated for any Tax purpose as a resident in a country other than the country of its formation or incorporation or (ii) has or has had any trade or business, branch, agency, or permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country of its formation or incorporation or is considered to be a branch, agency, or permanent establishment of an entity resident in a country other than the country of such Business Company’s formation or incorporation.

(k) At all times since its formation and through the Closing, the ROW Acquired Company has been treated as an entity disregarded as separate from the ROW Seller for U.S. federal income tax purposes. At all times during the last five (5) years and through the Closing, the Irish Acquired Company has been treated as an entity disregarded as separate from the Irish Seller for U.S. federal income tax purposes.

(l) At the Closing, neither of the Acquired Companies will hold any instruments that are treated as stock of a U.S. domestic corporation for U.S. federal income tax purposes.

(m) The assets held by the ROW Acquired Company at the Closing will not represent more than 50% of the gross value or net value of ROW Seller (or any predecessor of the ROW Seller), including the value attributable to its Subsidiaries.

SECTION 2.14. Intellectual Property.

(a) Section 2.14(a) of the Seller Parent Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all Patents, active registered Trademarks and applications therefor, registered copyrights and registered domain names owned or controlled by Seller Parent or any of its Subsidiaries that are exclusively used in or exclusively held for use in the Business (the “Business Registered Intellectual Property”) and (ii) the jurisdictions in which the Business Registered Intellectual Property is registered or applied for, all registration and application numbers, the date filed or issued and the registered owner or applicant for each registration or application, in each case, as applicable. The Business Registered Intellectual Property is subsisting and, to the Knowledge of Seller Parent, valid and enforceable.

(b) Seller Parent or one or more of its Subsidiaries does (and, as of immediately prior to the Closing, except as otherwise expressly provided in Section 1.09, the Business Companies will) exclusively own, free and clear of Liens (other than Permitted Liens), have a valid and enforceable license to or otherwise have a valid right to use the Business Registered Intellectual Property and all other material Intellectual Property exclusively used in or exclusively held for use in the Business (the “Business Intellectual Property”).

(c) Section 2.14(c) of the Seller Parent Disclosure Letter lists, as of the date of this Agreement, all of the written Contracts (A) pursuant to which Seller Parent or any of its Subsidiaries obtained the right to use or practice rights under third party Intellectual Property included in the Business Intellectual Property and material to the operation of the Business or (B) by which Seller Parent or any of its Subsidiaries has licensed or otherwise authorized a third party to use any of the Business Intellectual Property that is material to the operation of the Business, including license agreements, settlement agreements and covenants not to sue (collectively, the “Licensed Business IP Contracts”), other than any (i) non-exclusive licenses granted to third parties in the ordinary course of business, (ii) Customer Contracts (copies of which have been provided to Buyer), (iii) agreements with distributors, manufacturers or suppliers entered into in the ordinary course of business and (iv) “shrink wrap”, “commercially available off the shelf software package” or “click through” licenses. Each such Licensed Business IP Contract has been made available to Buyer. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (1) each of such Licensed Business IP Contracts is valid and binding on Seller Parent or its applicable Subsidiary party thereto and, to the Knowledge of Seller Parent, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (2) Seller Parent or its applicable Subsidiary party thereto is not in default under any such Licensed Business IP Contract, and Seller Parent or its applicable Subsidiary party thereto has not received notice of any asserted default by Seller Parent or its applicable Subsidiary party thereto under any such Licensed Business IP Contract, (3) to the Knowledge of Seller Parent, no other party to such Licensed Business IP Contract is in default thereunder and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default under any such Licensed Business IP Contract and (4) none of Seller Parent or its Subsidiaries has received written notice from any counterparty to any such Licensed Business IP Contract that such counterparty intends to terminate, not renew or renegotiate the terms of such Licensed Business IP Contract.

(d) Each (i) independent contractor or other agent of Seller Parent or any of its Subsidiaries who, alone or with others, creates, develops or invents, or has created, developed or invented, material Business Intellectual Property and (ii) employee of Seller Parent or any of its Subsidiaries, as a matter of course, has entered into a written agreement with Seller Parent or any of its Subsidiaries that obliges such employee, independent contractor or other agent to disclose and to presently assign such material Business Intellectual Property to Seller Parent or any of its Subsidiaries.

(e) (i) The operation of the Business by Seller Parent and its Subsidiaries is not infringing, misappropriating or otherwise violating and, since the Lookback Date, has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party in any material respect, (ii) to the Knowledge of Seller Parent, no third party is infringing, misappropriating or otherwise violating any Business Intellectual Property owned by Seller Parent or any of its Subsidiaries and (iii) during the period from the Lookback Date to the date hereof, (A) none of Seller Parent or its Subsidiaries has initiated or threatened in writing any claim against any third party alleging that such third party infringes, misappropriates or otherwise violates any Business Intellectual Property and (B) no third party has initiated or, to the Knowledge of Seller Parent, threatened in writing any claim against Seller Parent or any of its Subsidiaries alleging that the operation of the Business by Seller Parent and its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property of any third party.

(f) Seller Parent and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of trade secrets and other confidential information included in the Business Intellectual Property and prevent the unauthorized disclosure of any such trade secrets and any such other confidential information. Each employee, independent contractor or other agent of Seller Parent or any of its Subsidiaries who has been provided access to any trade secrets or other confidential information included in the Business Intellectual Property has entered into a written agreement pursuant to which such employee, independent contractor or other agent agrees to protect such trade secrets and such other confidential information. To the Knowledge of Seller Parent, since the Lookback Date, there has been no unauthorized access to any such trade secrets by, or disclosure of any such trade secrets to, any third party.

(g) No funding, facilities or personnel of any Governmental Entity or any university or educational institution were used to develop or create any Business Intellectual Property owned by Seller Parent or any of its Subsidiaries, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership rights or license rights to such Business Intellectual Property.

(h) Seller Parent and its Subsidiaries are not using any Open Source Software in a manner that would require Seller Parent or any of its Subsidiaries to grant a license or other right under any Transferred IP.

(i) To the Knowledge of Seller Parent, none of the software used in the Business contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) damaging or destroying any data or file without the user’s consent. To the extent related to the Business, Seller Parent and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology consistent with industry practices and have implemented, maintained and complied with appropriate security policies and procedures that comply in all respects with all applicable Privacy and Data Security Requirements.

(j) (i) Seller Parent and its Subsidiaries are operating, and since the Lookback Date, have operated, the Business in compliance, in all material respects, with all applicable Privacy and Data Security Requirements, (ii) Seller Parent and its Subsidiaries have implemented, have maintained since the Lookback Date and currently maintain, in all material respects, commercially reasonable technical, organizational and administrative security measures designed to protect all Personal Information used in the Business and under the control and in the possession of Seller Parent and its Subsidiaries from unauthorized access, use, disclosure, modification, deletion or other processing and (iii) since the Lookback Date, there have been no failures, crashes, security breaches or other adverse events or incidents affecting Seller Parent’s IT Systems resulting in material unauthorized access to or material disclosure of Personal Information used in the Business and under the control and possession of Seller Parent and its Subsidiaries.

(k) Since the Lookback Date, (i) none of Seller Parent or its Subsidiaries has notified (either voluntarily or as required) or has been required by applicable Privacy and Data Security Requirements to notify, any affected individual, any third party, any Governmental Entity or the media of any material breach or material non-permitted access to or disclosure of Personal Information used in the Business and under the control and possession of Seller Parent and its Subsidiaries, (ii) none of Seller Parent or its Subsidiaries have received any subpoenas, written demands or other written notices from any Governmental Entity investigating, inquiring into or otherwise relating to any actual or potential material violation by Seller Parent or any of its Subsidiaries of any applicable Privacy and Data Security Requirements in their operation of the Business and, to the Knowledge of Seller Parent, none of Seller Parent or its Subsidiaries is under investigation by any Governmental Entity for any actual or potential violation of any applicable Privacy and Data Security Requirements in their operation of the Business and (iii) no Person (including any Governmental Entity) has commenced any material Action against, nor has any material written notice or enforcement action of any kind been served on, or initiated against, Seller Parent or any of its Subsidiaries under any applicable Privacy and Data Security Requirements, or with respect to loss, damage or unauthorized access, use or modification of any Personal Information, in each case, in their operation of the Business.

(l) Since the Lookback Date, Seller Parent and its Subsidiaries have undertaken commercially reasonable (i) vulnerability testing, risk assessments and external audits of their respective systems and products (collectively, “Information Security Reviews”), (ii) corrections of any material exceptions or vulnerabilities identified in such Information Security Reviews and (iii) installations of software security patches and other fixes to identified technical information security vulnerabilities.

(m) Notwithstanding anything to the contrary herein, this Section 2.14 contains the sole and exclusive representations and warranties of Seller Parent with respect to Intellectual Property.

SECTION 2.15. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect: (a) no written notice, demand, request for information or citation has been received by, and no Action is pending or, to the Knowledge of Seller Parent, threatened in writing by any Governmental Entity or other Person against, Seller Parent or any of its Subsidiaries alleging that the operation of the Business by Seller Parent and its Subsidiaries resulted in a violation of or liability under any Environmental Law, (b) Seller Parent and its Subsidiaries are operating the Business, and since the Lookback Date have operated the Business, in compliance with all Environmental Laws, including possessing and complying with all Environmental Permits necessary for the operation of the Business as it is currently operated, (c) none of Seller Parent or its Subsidiaries is conducting or paying for any responsive or corrective action under any Environmental Law at any location used in the operation of the Business and (d) none of Seller Parent or its Subsidiaries is party to any Order that imposes any outstanding obligations regarding the operation of the Business by Seller Parent and its Subsidiaries under any Environmental Law.

SECTION 2.16. Material Contracts.

(a) Section 2.16(a) of the Seller Parent Disclosure Letter sets forth a true, correct and complete list of each Business Material Contract in effect as of the date of this Agreement.

(b) “Business Material Contracts” means each Contract to which Seller Parent or any of its Affiliates is a party or by which Seller Parent or any of its Affiliates is bound (excluding (i) any Contracts (other than Contracts with Business Key Customers or Business Key Suppliers) that do not constitute Transferred Contracts or include Business Interests and do not provide for Assumed Liabilities, (ii) the Licensed Business IP Contracts, (iii) any Benefit Plans or other employment-related Contracts, (iv) any Transaction Documents and (v) the Seller Parent/Buyer Contracts), to the extent relating to the Business:

(i) involved the payment or receipt by Seller Parent and its Subsidiaries of more than $5,000,000 (five million dollars) in the aggregate during the twelve (12) months ended December 31, 2021, except in each case (A) for Contracts with customers or vendors with terms substantially consistent with a standard form made available to Buyer, (B) for sales orders and purchase orders issued in the ordinary course of business and (C) for Contracts terminable without penalty or further payment without more than 120 days’ notice;

(ii) provides for the sale of any material Transferred Asset by Seller Parent or any of its Subsidiaries, or the grant of any preferential right to any third party to purchase any material Transferred Asset (for the avoidance of doubt, excluding sales of Inventory in the ordinary course of business);

(iii) provides for the incurrence by Seller Parent and its Subsidiaries of any Indebtedness or otherwise evidences any Indebtedness of Seller Parent and its Subsidiaries;

(iv) provides for advances or loans to any Person (except for extensions of trade credit and advances to employees in the ordinary course of business);

(v) is a joint venture Contract (including any partnership, multi-member limited liability company or other similar agreements);

(vi) is with any Governmental Entity and involved the payment or receipt by Seller Parent and its Subsidiaries of more than $5,000,000 (five million dollars) in the aggregate during the twelve (12) months ended December 31, 2021;

(vii) (A) contains any prohibitions or restrictions on Seller Parent or any of its Subsidiaries freely engaging in any business, including restrictions on the ability of Seller Parent or any of its Subsidiaries to compete in any geographic area, business or market, (B) contains exclusivity arrangements, rights of first refusal, rights of first offer or similar rights, in each case, that limit the ability of Seller Parent or any of its Subsidiaries to sell or transfer any assets that are material to the Business, taken as a whole, (C) contains any “most favored nation” clauses that are material to the Business, taken as a whole, (D) contains any “take or pay” provisions that are material to the Business, taken as a whole, (E) contains up-time guarantee or similar obligations, (F) contains minimum purchase or supply commitments or (G) contains failure to supply obligations or other penalties, other than, in the case of clauses (A) through (G), (1) distribution, sale or supply agreements entered into in the ordinary course of business and (2) Contracts terminable without penalty or further payment without more than 120 days’ notice;

(viii) is (A) a settlement or similar Contract with any Governmental Entity or (B) an Order, in the case of each of clauses (A) and (B), which involves material performance by Seller Parent or any of its Subsidiaries after the date of this Agreement;

(ix) relates to the acquisition of any material Transferred Assets following the date of this Agreement (whether by merger, sale of stock, sale of assets or otherwise);

(x) grants a Lien (other than a Permitted Lien) on any material Transferred Asset;

(xi) involves the settlement of any material Actions;

(xii) is with any Business Key Customer or Business Key Supplier; or

(xiii) is a Business Intercompany Contract.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (i) each of such Business Material Contracts is valid and binding on Seller Parent or its applicable Affiliate party thereto and, to the Knowledge of Seller Parent, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) Seller Parent or its applicable Affiliate party thereto is not in default under any such Business Material Contract, and Seller Parent or its applicable Affiliate party thereto has not received notice of any asserted default by Seller Parent or its applicable Affiliate party thereto under any such Business Material Contract, (iii) to the Knowledge of Seller Parent, no other party to such Business Material Contract is in default thereunder and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default under any such Business Material Contract and (iv) none of Seller Parent or its Affiliates has received written notice from any counterparty to any such Business Material Contract that such counterparty intends to terminate, not renew or renegotiate the terms of such Business Material Contract.

(d) True, correct and complete copies of each Business Material Contract in effect as of the date of this Agreement have been made available to Buyer.

(e) There are no outstanding powers of attorney executed on behalf of any Business Company.

SECTION 2.17. Significant Customers and Vendors. Section 2.17 of the Seller Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of (a)(i)(A) the names of the ten (10) largest customers of the Business in terms of aggregate revenue generated from each such customer during the twelve (12) months ended December 31, 2021 and (B) any other customer of the Business which generated more than $5,000,000 (five million dollars) of aggregate revenue during the twelve (12) months ended December 31, 2021 (the “Business Key Customers”) and (ii) the amount of sales to such Business Key Customers in the aggregate, the Products sold to such Business Key Customers and the regions in which such Products are sold and (b)(i) the names of the ten (10) largest contract manufacturing organizations and active pharmaceutical ingredient suppliers for the Business in terms of aggregate purchases or payments (by value) made by the Business during the twelve (12) months ended December 31, 2021 (the “Business Key Suppliers”) and (ii) the aggregate amount of purchases from or payments made to such Business Key Suppliers. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, as of the date of this Agreement, (i) no Business Key Customer has terminated, or provided written notice that it intends to terminate, its relationship with, or materially reduced its business with, the Business from the levels achieved during the twelve (12) months ended December 31, 2021, (ii) no Business Key Customer has materially reduced or has requested in writing to materially reduce, in either case, in the aggregate, the pricing it pays to Seller Parent and its Subsidiaries in respect of any good or service provided by the Business (relative to the pricing paid to Seller Parent and its Subsidiaries during the twelve (12) months ended December 31, 2021), (iii) no Business Key Supplier has terminated its relationship with, or materially reduced its business with, the Business from the levels achieved during the twelve (12) months ended December 31, 2021 and (iv) no Business Key Supplier has materially increased or has requested in writing to materially increase, in either case, in the aggregate, the pricing it charges Seller Parent and its Subsidiaries in respect of any good or service provided to the Business (relative to the pricing charged to Seller Parent and its Subsidiaries during the twelve (12) months ended December 31, 2021).

SECTION 2.18. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (a) Seller Parent or its Subsidiaries own or hold policies of insurance, or are self-insured, in respect of the Business in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Business, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals and there is no existing default and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default by any insured thereunder and (c) the insurance maintained by Seller Parent in respect of the Business complies with all applicable Laws and Business Material Contracts.

SECTION 2.19. Anti-Corruption; Sanctions; Import and Export Control Laws.

(a) To the extent related to the Business, neither the Seller Parent nor its Subsidiaries, their respective directors, managers, officers, employees and, to the Knowledge of Seller Parent, their Representatives authorized to act on their behalf has, since the Lookback Date, (i) taken any action, offered or received, directly or directly, anything of value, including unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or otherwise, including to any Person, (ii) offered or made any direct or indirect bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic Government Official or (iii) otherwise violated any applicable anti-corruption or anti-bribery laws, statutes, rules, regulations or orders, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder, the “FCPA”) and the UK Bribery Act 2010 (“UKBA”). To the extent related to the Business, Seller Parent has maintained, and has caused each of its Affiliates to maintain, systems of internal controls (including accounting systems, purchasing systems and billing systems) and written policies reasonably designed to ensure compliance with the FCPA, UKBA, and any other applicable anti-bribery or anti-corruption law. No officers, directors or employees of the Business are the subject of any material allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA, UKBA or any other applicable anti-corruption law.

(b) To the extent related to the Business, (i) Seller Parent and its Subsidiaries are, and have been since the Lookback Date, in material compliance with Trade Laws, (ii) Seller Parent and its Subsidiaries are, and have been since the Lookback Date, in compliance with Sanctions and (iii) there are no sanctions-related, export-related or import-related Actions pending or, to the Knowledge of Seller Parent, threatened in writing against Seller Parent or its Subsidiaries or, to the Knowledge of Seller Parent, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(c) To the extent related to the Business, (i) none of Seller Parent or any of its Subsidiaries has engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person and (ii) none of Seller Parent or any of its Subsidiaries, or any director, manager, officer or employee thereof, is a Sanctioned Person.

SECTION 2.20. No TID U.S. Business. The Business does not include a U.S. business that (a) produces, designs, tests, manufactures, fabricates or develops one (1) or more “critical technologies” within the meaning of the U.S. Defense Production Act of 1950 (the “DPA”), (b) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure” within the meaning of the DPA or (c) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens within the meaning of the DPA. Seller Parent is not a “foreign person” within the meaning of the DPA.

SECTION 2.21. Affiliated Transactions. No (a) director or executive officer of Seller Parent, any Seller or any Business Company or (b) “immediate family member” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (a) is a party to any Business Material Contract or any other Contract to which any Business Company is a party, in each case, other than any employment, service or similar Contracts or relationships.

SECTION 2.22. Inventory. To the extent comprising part of the Transferred Assets, the Inventory (other than any Inventory purchased from Buyer or any of its Affiliates that has not been improperly stored by Seller Parent or its Affiliates) is of a quality useable and saleable in the normal and ordinary course of business and fit for the purpose for which it was procured or manufactured, subject to the allowances or reserves included or reflected in the Business Financial Information and for obsolescence, excess, slow-moving and other irregular items in the ordinary course since the Business Financial Information Date.

SECTION 2.23. Investment Purpose. ROW Seller is acquiring the Stock Consideration upon the terms and subject to the conditions set forth in this Agreement for its own account only and not with a view to (or for) resale in connection with any public sale or distribution thereof. ROW Seller acknowledges that the Stock Consideration is not registered under the Securities Act or any other Securities Laws, and that the Stock Consideration may not be transferred or sold except pursuant to the registration provisions of, or an applicable exemption from, applicable Securities Laws.

SECTION 2.24. Health Care and FDA Regulatory Matters.

(a) To the extent related to the Business, the Seller Parent and its Subsidiaries, (i) are, and since the Lookback Date have been, in material compliance with all applicable Health Care Laws; and (ii) since the Lookback Date, no Action has been taken or is pending or, to the Knowledge of Seller Parent, has been threatened in writing, in each case, by any Governmental Entity or other Person against Seller Parent or any of its Subsidiaries alleging that the operation of the Business by Seller Parent and its Subsidiaries is in material violation of any applicable Health Care Law. To the extent related to the Business, since the Lookback Date, Seller Parent and its Subsidiaries have not received written notice from any Governmental Entity that alleges any officer or employee of, or any sub-contractor acting on behalf of, Seller Parent or its Subsidiaries is or was under investigation by any such Governmental Entity for alleged material noncompliance with any applicable Health Care Law.

(b) To the extent related to the Business, since the Lookback Date, Seller Parent and its Subsidiaries have not entered into any agreement, settlement, judgment, corporate integrity agreement, certification of compliance or consent order with any Governmental Entity with respect to material noncompliance with or material violation of any applicable Health Care Law.

(c) To the extent related to the Business, since the Lookback Date, Seller Parent and its Subsidiaries have not been a defendant or named party in any unsealed qui tam litigation under the False Claims Act.

(d) To the extent related to the Business, since the Lookback Date, none of (i) Seller Parent, (ii) any of its Affiliates or (iii) to the Knowledge of Seller Parent, any of Seller Parent’s or its Affiliates’ shareholders owning five percent (5%) or more of Seller Parent or any of Seller Parent’s or its Subsidiaries’ respective current or former directors, officers, employees, representatives, agents or independent contractors (A) has been convicted of, charged with or investigated for any crime under U.S.C. § 335a or any similar applicable Law; (B) has been convicted of, charged with or investigated for any violation of any applicable Health Care Law; (C) has been convicted of, charged with, or investigated for any violation of any applicable Health Care Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances; (D) is or has ever been debarred, excluded or suspended from participation in any health care program of any Governmental Entity, or convicted of any crime regarding health care products or services that would reasonably be expected to result in any such debarment, exclusion or suspension under any applicable Health Care Law, including 42 U.S.C. § 1320a-7 or any similar Law; or (E) has been the subject of any consent decree or criminal or civil fine or penalty imposed by any Governmental Entity under any applicable Health Care Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances. To the extent related to the Business, (i) no debarment or exclusion proceedings, investigations or other actions are pending or, to the Knowledge of Seller Parent, threatened in writing against Seller Parent or its Affiliates with respect to any applicable Health Care Law and (ii) to the Knowledge of Seller Parent, no debarment or exclusion proceedings, investigations or other actions are pending or threatened in writing against any of Seller Parent’s or its Affiliates’ respective directors, officers, employees, representatives, agents or independent contractors with respect to any applicable Health Care Law.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, to the extent related to the Business, (i) Seller Parent and its Subsidiaries own, possess or have obtained all applicable Health Care Approvals related to the Products that are required in connection with the operation of the Business as presently conducted, (ii) Seller Parent and its Subsidiaries have, since the Lookback Date, complied, and currently are in compliance, with all such Health Care Approvals, (iii) each such Health Care Approval is valid and in full force and effect and is transferable and renewable by its terms or in the ordinary course of business, (iv) Seller Parent and its Subsidiaries are not in default in any respect under any such Health Care Approval, and Seller Parent and its Subsidiaries have not received any written notice of proceedings relating to the actual or potential suspension, adverse modification, restriction, revocation or cancellation of any such Health Care Approval, and (v) all renewals for such Health Care Approvals have been timely applied for, and no event or circumstance has occurred or exists (including the execution of this Agreement) that would prohibit or prevent the reissuance, or would cause the suspension or revocation, of any such Health Care Approval necessary for the operation of the Business as presently conducted.

SECTION 2.25. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Seller Parent or any of its Subsidiaries.

SECTION 2.26. Employee Benefit Plans.

(a) Neither Seller Parent nor any of its ERISA Affiliates sponsors, maintains, contributes to or is required to maintain or contribute to (or in the past six (6) years has sponsored, maintained, contributed to or been required to maintain or contribute to), or has any actual or contingent liability under or otherwise related to, (i) any multiemployer plan as defined in Section 3(37) and 4001(a)(3) of ERISA, (ii) any “employee pension benefit plan” as defined in Section 3(2) of ERISA, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (iv) any “multiple employer plan” (within the meaning of ERISA and the Code or any “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA), in the case of each of clauses (i) through (iv), that would be an Assumed Benefit Plan (as defined in the Employee Matters Agreement), or (v) any benefit plan in relation to which material funding would be due or accelerated as a result of the Transactions and for which Buyer would become responsible.

(b) Each Business Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA, the Code and the Affordable Care Act of 2010, as amended by the U.S. Health Care and Education Affordability Reconciliation Act of 2010, and any equivalent Law under the relevant jurisdiction. No Business Benefit Plan provides retiree medical, life insurance or other post-retirement welfare benefits to any Person, other than (A) coverage mandated solely by applicable Law or (B) coverage or benefits the future cost of which is borne solely by the applicable employee or former employee (or his or her beneficiaries), and any applicable Law in relation to the provision of benefits to Business Employees of the Acquired Companies has been complied with in all material respects.

SECTION 2.27. Employees; Labor Relations.

(a) With respect to the employees that would reasonably be expected to be Business Employees (“Anticipated Business Employees”), Seller Parent and its Subsidiaries are and have, since the Lookback Date, been in compliance in all material respects with all applicable Orders and Laws and Business Collective Bargaining Agreements (or similar agreements applicable to the Anticipated Business Employees) relating to labor, employment and employment practices.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, since the Lookback Date, solely with respect to the Anticipated Business Employees, neither Seller Parent nor any of its Subsidiaries has been involved in any form of litigation, governmental audit, labor inspection, governmental investigation, administrative agency proceeding, private dispute resolution procedure or external or internal investigation of alleged employee misconduct, in each case, with respect to employment or labor matters ( “Labor Actions”) and, to the Knowledge of Seller Parent, no circumstances exist that would reasonably be expected to cause any such Labor Action and no such Labor Actions are pending or anticipated.

SECTION 2.28. No Other Representations or Warranties; No Reliance.

(a) Except for the representations and warranties made by Buyer or any of its Affiliates in Article III, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document, neither Buyer nor any other Person makes any express or implied representation or warranty with respect to Buyer or its businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Buyer, notwithstanding the delivery or disclosure to Seller Parent or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither Buyer nor any other Person makes or has made any express or implied representation or warranty to Seller Parent or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer or its businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects or (ii) except for the representations and warranties made by Buyer or any of its Affiliates in Article III, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document, any oral or written information presented to Seller Parent or any of its Representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement and the other Transaction Documents or the course of the Transactions. Neither Buyer nor any other Person will have or be subject to any liability or other obligation to Seller Parent, any of its Representatives or any other Person resulting from the consummation of the Transactions or the use by Seller Parent or its Representatives of any such information, including information, documents, projections, forecasts or other material provided to Seller Parent or any of its Representatives in any “data rooms”, teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty made by Buyer or any of its Affiliates in Article III, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document and then only as expressly provided in this Agreement, such other Transaction Document or such certificate. Buyer disclaims any and all other representations and warranties, whether express or implied, and Seller Parent expressly disclaims reliance on any such other representations or warranties.

(b) In connection with the investigation by Seller Parent of Buyer’s business, Buyer has provided Seller Parent and its Representatives with certain projections and other forecasts, including projected financial statements, cash flow items and other data relating to Buyer’s business, and certain business plan information therefor. Seller Parent acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Seller Parent is familiar with such uncertainties, that Seller Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Seller Parent and its Representatives shall have no claim against any Person with respect thereto. Accordingly, Seller Parent acknowledges that neither Buyer nor any of its Representatives has made any representation or warranty with respect to such projections and other forecasts and plans, and Seller Parent expressly disclaims reliance on any representation or warranty with respect to such projections or other forecasts or plans.

(c) Notwithstanding anything to the contrary herein or in the other Transaction Documents, it is the explicit intent of the Parties that Buyer is not making any representation or warranty whatsoever, express or implied, beyond those expressly and specifically given by Buyer or any its Affiliates in Article III, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Stock Consideration, and Seller Parent expressly disclaims reliance on any representation or warranty beyond those of Buyer or any of its Affiliates expressly and specifically given in Article III, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document.

(d) In furtherance of the foregoing, Seller Parent acknowledges and represents that it is not relying on any representation or warranty of Buyer other than those representations and warranties of Buyer or any of its Affiliates expressly and specifically set forth in Article III, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document. Seller Parent acknowledges that it is a sophisticated purchaser and has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of Buyer and the nature and condition of its assets and liabilities and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties of Buyer or any of its Affiliates expressly and specifically set forth in Article III, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document.

ARTICLE III

Representations and Warranties of Buyer

Except as set forth in the Buyer Disclosure Letter, Buyer represents and warrants to Seller Parent as of the date of this Agreement and as of the Closing Date as follows.

SECTION 3.01. Organization and Good Standing; Organizational Documents.

(a) Each of Buyer and its Subsidiaries (i) is (or, in the case of Subsidiary Buyer, following its formation will be) duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Applicable Business Organization Law, (ii) has (or, in the case of Subsidiary Buyer, following its formation will have) full corporate or similar power and authority to own, lease or license, and to operate, its properties and assets and to operate its business as currently operated and (iii) is (or, in the case of Subsidiary Buyer, following its formation will be) duly qualified or licensed to do business as a foreign company and in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, in the case of each of clauses (i), (ii) and (iii), in all material respects.

(b) True, correct and complete copies of the organizational or similar documents of Buyer and each of its Subsidiaries, as in effect on the date of this Agreement (or, in the case of Subsidiary Buyer, as in effect at its formation), have been made available (or, in the case of Subsidiary Buyer, following its formation will be furnished) to Seller Parent. Each such organizational or similar document is (or, in the case of Subsidiary Buyer, following its formation will be) in full force and effect in all material respects, and none of Buyer or its Subsidiaries is (or, in the case of Subsidiary Buyer, following its formation will be) in material violation of any provisions thereof.

SECTION 3.02. Authority; Execution and Delivery; Enforceability.

(a) Buyer has all necessary corporate or similar power and authority to execute and deliver this Agreement, each of Buyer and Subsidiary Buyer has (or, in the case of Subsidiary Buyer, following its formation will have) all necessary corporate or similar power and authority to execute and deliver any other Transaction Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions to be consummated by it. Without limiting the generality of the foregoing, each of Buyer and Subsidiary Buyer has (or, in the case of Subsidiary Buyer, following its formation will have) all necessary corporate or similar power and authority to cause each of its Subsidiaries (including, following the Closing, the Business Companies) to perform the respective obligations under this Agreement and the other Transaction Documents required to be performed by such Subsidiaries and to consummate the Transactions to be consummated by such Subsidiaries (in the case of the Business Companies, following the Closing). The execution, delivery and performance by Buyer of this Agreement, and the execution, delivery and performance by each of Buyer and Subsidiary Buyer of any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the Transactions to be consummated by it, have been (or, in the case of Subsidiary Buyer, following its formation will be) duly authorized by all necessary corporate or similar action by Buyer and Subsidiary Buyer, as applicable. This Agreement has been, and each other Transaction Document to which Buyer or Subsidiary Buyer is, or is specified to be, a party will, at or prior to the Closing, be, duly executed and delivered by Buyer and Subsidiary Buyer, as applicable. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each other Transaction Document to which Buyer or Subsidiary Buyer is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Buyer and such Subsidiary Buyer, as applicable, enforceable against Buyer and such Subsidiary Buyer, as applicable, in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Exceptions.

(b) The Buyer Board has, and prior to the Closing the Board of Directors (or similar governing body) of Subsidiary Buyer will have, duly and validly adopted resolutions approving this Agreement, the other Transaction Documents to which Buyer or Subsidiary Buyer is, or is specified to be, a party and the Transactions to be consummated by Buyer or Subsidiary Buyer. Each of the Existing Shareholders has delivered to Buyer its duly executed Written Consent and SHA Joinder, each of which is in full force and effect, subject to the Enforceability Exceptions, and no other consent or approval of any holders of any class or series of equity interests in Buyer Parent, Buyer or any of their respective Affiliates is required to adopt and approve this Agreement, any of the other Transaction Documents or any of the Transactions.

SECTION 3.03. Stock Consideration; Capitalization.

(a) The Stock Consideration has been duly reserved for issuance. Assuming the ROW Seller has the requisite power and authority to be the lawful owner of the Stock Consideration to be received by it hereunder, upon (i) delivery by Buyer to the ROW Seller at the Closing of the items described in Section 1.04(a)(ii)(B), (ii) delivery by the ROW Seller of the Acquired ROW Equity Interests required to be transferred by the ROW Seller to the Applicable Buyers at the Closing, as described in Section 1.04(b)(i), (iii) allotment and issue by the Irish Acquired Company of the Irish New Equity Interests to the Subsidiary Buyer pursuant to the Irish Subscription, as described in Section 1.04(b)(ii), and (iv) redemption of the Irish Redemption Equity Interests pursuant to the Irish Redemption, as described in Section 1.04(b)(iii), good and valid title to the Stock Consideration to be received by the ROW Seller hereunder will pass to the ROW Seller at the Closing, free and clear of Liens, other than (i) transfer restrictions under applicable Securities Laws and the Amended and Restated Governance Documents and (ii) those arising from acts of Seller Parent or its Subsidiaries. Upon the Closing, the Stock Consideration will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of Buyer or any of its Subsidiaries that has not been duly and validly waived in accordance with the terms thereof.

(b) The Buyer Common Stock into which the Preferred Stock Consideration is convertible (the “Underlying Buyer Common Stock”) has been duly reserved for issuance. Assuming the ROW Seller has the requisite power and authority to be the lawful owner of the Underlying Buyer Common Stock, upon delivery by Buyer to the ROW Seller of book-entry interests representing the Underlying Buyer Common Stock, together with duly executed instruments of issuance, sale and delivery, good and valid title to the Underlying Buyer Common Stock will be acquired by the ROW Seller on the date of conversion of the Preferred Stock Consideration, free and clear of Liens, other than (i) transfer restrictions under applicable Securities Laws and the Amended and Restated Governance Documents and (ii) those arising from acts of Seller Parent or its Subsidiaries. Upon such conversion, the Underlying Buyer Common Stock will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of Buyer or any of its Subsidiaries.

(c) The issued and outstanding equity interests in Buyer (and (i) the title of each instrument and (ii) the name of the record owner thereof) as of the date of this Agreement is as set forth on Section 3.03(c)(i) of the Buyer Disclosure Letter. The Buyer Fully Diluted Equity (and the (i) title of each instrument, (ii) with respect to any Stock Rights, (A) the aggregate number of shares of Buyer Common Stock issuable upon the conversion, exercise or settlement thereof and (B) the name and record owner thereof and (iii) with respect to any Buyer Common Stock reserved for issuance, the aggregate number of such shares reserved and the purposes for which such shares are reserved) as of the date of this Agreement (giving effect to the execution of the Transaction Documents) is as set forth on Section 3.03(c)(ii) of the Buyer Disclosure Letter. The outstanding equity interests in Buyer are duly authorized, validly issued, fully paid and nonassessable (to the extent such concepts are applicable), and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of Buyer or any of its Subsidiaries. All outstanding capital stock and other equity interests in Buyer have been issued and granted in compliance in all material respects with all applicable Securities Laws and other applicable Laws. As of the Closing, the respective rights, privileges, preferences, limitations and restrictions of the Buyer Common Stock and the Buyer Preferred Stock will be as stated in the Amended and Restated Governance Documents and the Applicable Business Organization Law. From and after its formation until the Closing, Buyer will be the sole record and beneficial owner of all of the issued and outstanding equity interests in the Subsidiary Buyer.

(d) Prior to the Closing Date, Buyer will have converted the Buyer OCRPS from Buyer Parent into Buyer Common Stock in accordance with the Buyer Parent Equity Financing Letter. Except as set forth in Section 3.03(d) of the Buyer Disclosure Letter, there are no outstanding contractual obligations of Buyer or any of its Subsidiaries to purchase, redeem or otherwise acquire any capital stock or other equity interests in Buyer. Section 3.03(d) of the Buyer Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract to which Buyer or any of its Affiliates is a party with respect to the voting of the capital stock or other equity interests in Buyer or any of its Subsidiaries.

SECTION 3.04. Subsidiaries.

(a) All of the outstanding shares of capital stock or other equity interests in each Subsidiary of Buyer are (or, in the case of Subsidiary Buyer, following its formation will be) (in each case, to the extent such concepts are applicable) duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by Buyer, free and clear of Liens (other than Permitted Liens). Except for its interests in such Subsidiaries, Buyer does not own, directly or indirectly, any capital stock or other equity interests in any Person.

(b) No Subsidiary of Buyer has any authorized or outstanding Voting Debt or Stock Rights. There are no outstanding contractual obligations of Buyer or any of its Affiliates to purchase, redeem or otherwise acquire any capital stock or other equity interests in any Subsidiary of Buyer. Other than this Agreement, the other Transaction Documents and the organizational or similar documents of the applicable Subsidiary of Buyer, there are no Contracts to which Buyer or any of its Affiliates is a party with respect to the voting of the capital stock or other equity interests in any Subsidiary of Buyer.

SECTION 3.05. Title to Tangible Properties. Buyer or one or more of its Subsidiaries has good and valid title to, a valid leasehold interest in or valid licenses or rights to use all of the material tangible properties and assets used in the operation of its business, in each case, free and clear of Liens (other than Permitted Liens).

SECTION 3.06. No Conflicts; Required Filings and Consents.

(a) The execution and delivery by Buyer of this Agreement does not, the execution and delivery by Buyer and Subsidiary Buyer of each other Transaction Document to which Buyer or Subsidiary Buyer is, or is specified to be, a party will not, and the performance by Buyer of this Agreement and the performance by Buyer and Subsidiary Buyer of each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions to be consummated by Buyer and Subsidiary Buyer will not, (i) conflict with or violate any provision of the organizational or similar documents of Buyer or any of its Subsidiaries, (ii) assuming that all Consents contemplated by Section 3.06(b) have been obtained, and all Filings contemplated by Section 3.06(b) have been made, conflict with or violate any Order or Law applicable to Buyer or any of its Subsidiaries or by which any property or asset of Buyer or any of its Subsidiaries is bound, (iii) assuming that all Consents contemplated by Section 3.06(b) have been obtained, and all Filings contemplated by Section 3.06(b) have been made, require any consent by any Person under, result in a breach of, loss of material benefit or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, any Contract that is material to Buyer and its Subsidiaries, taken as a whole, or (iv) result (immediately or with notice or lapse of time or both) in the creation of any Lien (other than a Permitted Lien) on any property or asset of Buyer or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv) above, as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

(b) The execution and delivery by Buyer of this Agreement does not, and the execution and delivery by Buyer and Subsidiary Buyer of each other Transaction Document to which it is, or is specified to be, a party will not, and the performance by Buyer of this Agreement and the performance by Buyer and Subsidiary Buyer of each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions to be consummated by Buyer or Subsidiary Buyer will not, require any Consent of, or Filing with, any Governmental Entity, except for (i) compliance with and Filings under applicable requirements of the HSR Act and any applicable Foreign Antitrust Laws, including those Foreign Antitrust Laws set forth on Section 3.06(b)(i) of the Buyer Disclosure Letter, (ii) the Consents and Filings set forth on Section 3.06(b)(ii) of the Buyer Disclosure Letter, (iii) compliance with any applicable Securities Laws, Indian Foreign Exchange Laws and Indian Company Laws and (iv) such other Consents or Filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

SECTION 3.07. Litigation; Orders.

(a) As of the date of this Agreement, there is (and since the Lookback Date there has been) (i) no Action pending or, to the Knowledge of Buyer, threatened in writing against Buyer or any of its Subsidiaries, or, to the Knowledge of Buyer, any of their respective directors or officers, (ii) no material Order to which Buyer or any of its Subsidiaries, or, to the Knowledge of Buyer, any of their respective directors and officers is subject, (iii) no Action by Buyer or any of its Subsidiaries against any other Person and (iv) no settlement or similar agreement that imposes any material ongoing obligation or restriction on Buyer or any of its Subsidiaries that, in the case of each of clauses (i) through (iv), would, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

(b) This Section 3.07 does not relate to Tax matters, which are the subject of Section 3.11, intellectual property matters, which are the subject of Section 3.12, or environmental matters, which are the subject of Section 3.13.

SECTION 3.08. Permits; Compliance with Law.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole, (i) Buyer and its Subsidiaries have all Consents of all Governmental Entities required to operate their respective businesses as currently operated, (ii) Buyer and its Subsidiaries are in compliance with the terms of such Consents and (iii) to the Knowledge of Buyer, no Action is pending or threatened in writing against Buyer or any of its Subsidiaries seeking the revocation, suspension or cancellation of any such Consent.

(b) (i) The business of Buyer and its Subsidiaries is not being, and since the Lookback Date has not been, operated in violation of any applicable Law or Order and (ii) Buyer and its Subsidiaries have not received any written communications from a Governmental Entity that alleges that Buyer or any of its Subsidiaries is not in compliance with any such Law or Order, except in each case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

SECTION 3.09. Financial Statements.

(a) Section 3.09(a) of the Buyer Disclosure Letter sets forth true, correct and complete copies of the Buyer Financial Statements. The Buyer Financial Statements have been prepared in accordance with GAAP and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Buyer, as of the respective dates and for the respective periods indicated therein, except as may be indicated in the notes thereto or, in the case of interim financial statements, for the absence of footnotes and other presentation items and for normal year-end adjustments.

(b) None of Buyer or its Subsidiaries is subject to any liabilities or obligations, whether accrued or fixed, absolute or contingent, or matured or unmatured, that would be required to be reflected on a balance sheet prepared in accordance with GAAP, except for those liabilities and obligations (i) included, reflected or reserved against or provided for in the Buyer Financial Statements, (ii) incurred in the ordinary course of business since September 30, 2021, (iii) as contemplated by this Agreement, the other Transaction Documents or otherwise incurred in connection with the Transactions, (iv) as covered by the subject matter of the representations and warranties set forth in this Article III (other than this Section 3.09), (v) that are for performance, but not breach, under Contracts made available to Seller Parent or (vi) that would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

SECTION 3.10. Absence of Certain Changes.

(a) Since September 30, 2021, there has not been any Buyer Material Adverse Effect.

(b) From September 30, 2021 to the date of this Agreement, Buyer and its Subsidiaries have operated their business in the ordinary course of business in all material respects and have not taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Seller Parent, would constitute a breach of Section 4.02(b).

SECTION 3.11. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to Buyer or any of its Subsidiaries have been timely filed (taking into account any extensions), and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes of or with respect to Buyer or any of its Subsidiaries (including any Taxes required to be withheld by Buyer or any of its Subsidiaries under applicable Law) (i) have been paid (or withheld and remitted, as applicable) or (ii) are appropriately reflected as liabilities in the Buyer Financial Statements if required by GAAP (except for, in the case of this clause (ii), Tax liabilities accrued for periods after September 30, 2021 due to the passage of time and operations in the ordinary course of business).

(b) No deficiency with respect to any income or other material Taxes has been asserted in writing against or with respect to Buyer or any of its Subsidiaries, which deficiency (i) has not been paid, settled or withdrawn or (ii) is not being contested in good faith by appropriate proceedings.

(c) There are no Tax Proceedings with respect to any income or other material Taxes by a Governmental Entity with respect to Buyer or any of its Subsidiaries.

(d) The Subsidiary Buyer is either (i) treated as disregarded as separate from its owner for U.S. federal income tax purposes under U.S. Treasury Regulation Section 301.7701-3 or (ii) eligible to make an election to be treated as disregarded as separate from its owner for U.S. federal income tax purposes and has not made an election under U.S. Treasury Regulation Section 301.7701-3 to be taxable as a corporation within the last five years.

(e) The representations and warranties of Buyer contained in the Tax Representation Letter would be true and correct if they were made on the date hereof.

(f) As of the date of this Agreement, Buyer and its Subsidiaries have no intention to cause the Irish Acquired Company to incur any material, extraordinary future liabilities for a period of one (1) year after the effective date of any restricted activity (as defined in section 200 of the Ireland Companies Act 2014 (the “Ireland Companies Act”)) which constitutes a reduction in company capital for the purposes of section 84(1) of the Ireland Companies Act that may occur between the date of this Agreement and the Closing.

SECTION 3.12. Intellectual Property.

(a) All Patents, active registered Trademarks and applications therefor, registered copyrights and registered domain names owned or controlled by, or purported to be owned or controlled by, Buyer or any of its Subsidiaries are subsisting and, to the Knowledge of Buyer, valid and enforceable.

(b) Buyer or one or more of its Subsidiaries own, free and clear of Liens (other than Permitted Liens), have a valid and enforceable license to or otherwise have a valid right to use all material Intellectual Property used in or held for use in the business of Buyer and its Subsidiaries (“Buyer Intellectual Property”).

(c) For purposes of this Agreement, “Licensed Buyer IP Contracts” means all of the written Contracts (A) pursuant to which Buyer or any of its Subsidiaries obtained the right to use or practice rights under third party Intellectual Property that is material to the operation of the business of Buyer and its Subsidiaries or (B) by which Buyer or any of its Subsidiaries has licensed or otherwise authorized a third party to use any of the Buyer Intellectual Property that is material to the operation of the business of Buyer and its Subsidiaries, including license agreements, settlement agreements and covenants not to sue. Except as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole, (i) each of such Licensed Buyer IP Contracts is valid and binding on Buyer or its applicable Subsidiary party thereto and, to the Knowledge of Buyer, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) Buyer or its applicable Subsidiary party thereto is not in default under any such Licensed Buyer IP Contract, and Buyer or its applicable Subsidiary party thereto has not received notice of any asserted default by Buyer or its applicable Subsidiary party thereto under any such Licensed Buyer IP Contract, (iii) to the Knowledge of Buyer, no other party to such Licensed Buyer IP Contract is in default thereunder and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default under any such Licensed Buyer IP Contract and (iv) none of Buyer or its Subsidiaries has received written notice from any counterparty to any such Licensed Buyer IP Contract that such counterparty intends to terminate, not renew or renegotiate the terms of such Licensed Buyer IP Contract.

(d) Each (i) independent contractor or other agent of Buyer or any of its Subsidiaries who, alone or with others, creates, develops or invents, or has created, developed or invented, material Buyer Intellectual Property and (ii) employee of Buyer or any of its Subsidiaries, as a matter of course, has entered into a written agreement with Buyer or its Subsidiaries that obliges such employee, independent contractor or other agent to disclose and to presently assign such material Buyer Intellectual Property to Buyer or any of its Subsidiaries.

(e) (i) None of Buyer or its Subsidiaries is infringing, misappropriating or otherwise violating or, since the Lookback Date, has infringed, misappropriated or otherwise violated the Intellectual Property of any third party in any material respect, (ii) to the Knowledge of Buyer, no third party is infringing, misappropriating or otherwise violating any Buyer Intellectual Property owned by Buyer or any of its Subsidiaries and (iii) during the period from the Lookback Date to the date hereof, (A) none of Buyer or its Subsidiaries has initiated or threatened in writing any claim against any third party alleging that such third party infringes, misappropriates or otherwise violates any Buyer Intellectual Property and (B) no third party has initiated or, to the Knowledge of Buyer, threatened in writing any claim against Buyer or its Subsidiaries alleging that Buyer or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property of any third party.

(f) Buyer and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of trade secrets and other confidential information included in the Buyer Intellectual Property and prevent the unauthorized disclosure of any such trade secrets and any such other confidential information. Each employee, independent contractor or other agent of Buyer or any of its Subsidiaries who has been provided access to any trade secrets or other confidential information has entered into a written agreement pursuant to which such employee, independent contractor or other agent agrees to protect such trade secrets and such other confidential information. To the Knowledge of Buyer, since the Lookback Date, there has been no unauthorized access to any such trade secrets by, or disclosure of any such trade secrets to, any third party.

(g) No funding, facilities or personnel of any Governmental Entity or any university or educational institution were used to develop or create any Buyer Intellectual Property owned by Buyer or any of its Subsidiaries, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership rights or license rights to such Buyer Intellectual Property.

(h) Buyer and its Subsidiaries are not using any Open Source Software in a manner that would (i) require Buyer or any of its Subsidiaries to license, disclose or distribute any source code of any software included in any Buyer Intellectual Property owned by Buyer or any of its Subsidiaries, (ii) prohibit or limit the receipt of consideration in connection with licensing, sublicensing or distributing any source code of any software included in the Buyer Intellectual Property owned by Buyer or any of its Subsidiaries or (iii) grant a license or other right under any Buyer Intellectual Property owned by Buyer or any of its Subsidiaries.

(i) To the Knowledge of Buyer, none of the software used in the business of Buyer and its Subsidiaries contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) damaging or destroying any data or file without the user’s consent.

(j) Buyer and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology consistent with industry practices and have implemented, maintained and complied with appropriate security policies and procedures that comply in all respects with all applicable Privacy and Data Security Requirements.

(k) (i) Buyer and its Subsidiaries are operating, and since the Lookback Date, have operated, their business in compliance, in all material respects, with all applicable Privacy and Data Security Requirements, (ii) Buyer and its Subsidiaries have implemented, have maintained since the Lookback Date and currently maintain, in all material respects, commercially reasonable technical, organizational and administrative security measures designed to protect all Personal Information under the control and in the possession of Buyer and its Subsidiaries from unauthorized access, use, disclosure, modification, deletion or other processing and (iii) since the Lookback Date, there have been no failures, crashes, security breaches or other adverse events or incidents affecting Buyer’s IT Systems resulting in material unauthorized access to or material disclosure of Personal Information under the control and possession of Buyer and its Subsidiaries.

(l) Since the Lookback Date, (i) none of Buyer or its Subsidiaries has notified (either voluntarily or as required) or has been required by applicable Privacy and Data Security Requirements to notify, any affected individual, any third party, any Governmental Entity or the media of any material breach or material non-permitted access to or disclosure of Personal Information under the control and possession of Buyer or any of its Subsidiaries, (ii) none of Buyer or its Subsidiaries have received any subpoenas, written demands or other written notices from any Governmental Entity investigating, inquiring into or otherwise relating to any actual or potential material violation by Buyer or any of its Subsidiaries of any applicable Privacy and Data Security Requirements and, to the Knowledge of Buyer, none of Buyer or its Subsidiaries is under investigation by any Governmental Entity for any actual or potential violation of any applicable Privacy and Data Security Requirements and (iii) no Person (including any Governmental Entity) has commenced any material Action against, nor has any material written notice or enforcement action of any kind been served on, or initiated against, Buyer or any of its Subsidiaries under any applicable Privacy and Data Security Requirements or with respect to loss, damage or unauthorized access, use or modification of any Personal Information.

(m) Since the Lookback Date Buyer and its Subsidiaries have undertaken commercially reasonable (i) Information Security Reviews, (ii) corrections of any material exceptions or vulnerabilities identified in such Information Security Reviews and (iii) installations of software security patches and other fixes to identified technical information security vulnerabilities.

(n) Notwithstanding anything to the contrary herein, this Section 3.12 contains the sole and exclusive representations and warranties of Buyer with respect to Intellectual Property.

SECTION 3.13. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect: (a) no written notice, demand, request for information or citation has been received by, and no Action is pending or, to the Knowledge of Buyer, threatened in writing by any Governmental Entity or other Person against, Buyer or any of its Subsidiaries alleging that Buyer or any of its Subsidiaries has violated or is subject to liability under any Environmental Law, (b) Buyer and its Subsidiaries are, and since the Lookback Date have been, in compliance with all Environmental Laws, including possessing and complying with all Environmental Permits necessary for the operation of the business of Buyer and its Subsidiaries, (c) none of Buyer or its Subsidiaries is conducting or paying for any responsive or corrective action under any Environmental Law at any location and (d) none of Buyer or its Subsidiaries is party to any Order that imposes any outstanding obligations under any Environmental Law.

SECTION 3.14. Material Contracts.

(a) Section 3.14(a) of the Buyer Disclosure Letter sets forth a true, correct and complete list of each Buyer Material Contract in effect as of the date of this Agreement.

(b) “Buyer Material Contracts” means each Contract to which Buyer or any of its Subsidiaries is a party or by which Buyer or any of its Affiliates is bound (excluding (i) any Transaction Documents and (ii) the Seller Parent/Buyer Contracts), which:

(i) relates to any merger, stock sale, stock purchase or business combination involving Buyer or any of its Subsidiaries, or any agreement granting any preferential right with respect to any of the foregoing;

(ii) (A) provides for the incurrence of any material Indebtedness, or the issuance of any equity interests (including any Stock Rights), by Buyer or any of its Subsidiaries, (B) otherwise evidences any Indebtedness of Buyer and its Subsidiaries or (C) provides for loans or advances to any Person (except for extensions of trade credit and advances to employees in the ordinary course of business);

(iii) is a material joint venture Contract (including any partnership, multi-member limited liability company or other similar agreements);

(iv) is (A) a settlement or similar Contract with any Governmental Entity or (B) an Order, in the case of each of clauses (A) and (B), which involves material performance by Buyer or any of its Subsidiaries after the date of this Agreement; or

(v) is a Buyer Related Party Contract, any Serum Transaction Agreement or any other Contract related to any Serum Transaction Agreement.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole, (i) each of such Buyer Material Contracts is valid and binding on Buyer or its applicable Affiliate party thereto and, to the Knowledge of Buyer, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) Buyer or its applicable Affiliate party thereto is not in default under any such Buyer Material Contract, and Buyer or its applicable Affiliate party thereto has not received notice of any asserted default by Buyer or its applicable Affiliate party thereto under any such Buyer Material Contract, (iii) to the Knowledge of Buyer, no other party to such Buyer Material Contract is in default thereunder and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default under any such Buyer Material Contract and (iv) none of Buyer or its Affiliates has received written notice from any counterparty to any such Buyer Material Contract that such counterparty intends to terminate, not renew or renegotiate the terms of such Buyer Material Contract.

(d) True, correct and complete copies of each Buyer Material Contract in effect as of the date of this Agreement have been made available to Seller Parent.

SECTION 3.15. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole, (a) Buyer and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as Buyer and its Subsidiaries, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals and there is no existing default and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default by any insured thereunder and (c) the insurance maintained by Buyer and its Subsidiaries complies with all applicable Laws and all material Contracts of Buyer and its Subsidiaries.

SECTION 3.16. Anti-Corruption; Sanctions; Import and Export Control Laws.

(a) Neither Buyer nor its Subsidiaries, their respective directors, managers, officers, employees and, to the Knowledge of Buyer, their Representatives authorized to act on their behalf has, since the Lookback Date, (i) taken any action, offered or received, directly or directly, anything of value, including unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or otherwise, including to any Person, (ii) offered or made any direct or indirect bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic Government Official or (iii) otherwise violated any applicable anti-corruption or anti-bribery laws, statutes, rules, regulations or orders, including the FCPA and the UKBA. Buyer has maintained, and has caused each of its Affiliates to maintain, systems of internal controls (including accounting systems, purchasing systems and billing systems) and written policies reasonably designed to ensure compliance with the FCPA, UKBA, and any other applicable anti-bribery or anti-corruption law. No officers, directors or employees of Buyer or any of its Subsidiaries are the subject of any material allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA, UKBA or any other applicable anti-corruption law.

(b) Buyer and its Subsidiaries are, and have been since the Lookback Date, (i) in material compliance with Trade Laws and (ii) in compliance with Sanctions. There are no sanctions-related, export-related or import-related Actions pending or, to the Knowledge of Buyer, threatened in writing against Buyer or its Subsidiaries or, to the Knowledge of Buyer, any officer or director of Buyer or any of its Subsidiaries by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(c) (i) None of Buyer or any of its Subsidiaries has engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person and (ii) none of Buyer or any of its Subsidiaries, or any director, manager, officer or employee thereof, is a Sanctioned Person.

SECTION 3.17. Health Care and FDA Regulatory Matters.

(a) Buyer and its Subsidiaries, (i) are, and since the Lookback Date have been, in material compliance with all applicable Health Care Laws; and (ii) since the Lookback Date, no Action has been taken or is pending, or, to the Knowledge of Buyer, has been threatened in writing, in each case, by any Governmental Entity or other Person against Buyer or any of its Subsidiaries alleging that Buyer or any of its Subsidiaries is in material violation of any applicable Health Care Law. Since the Lookback Date, Buyer and its Subsidiaries have not received written notice from any Governmental Entity that alleges any officer or employee of, or any sub-contractor acting on behalf of, Buyer or its Subsidiaries is or was under investigation by any such Governmental Entity for alleged material noncompliance with any applicable Health Care Law.

(b) Since the Lookback Date, Buyer and its Subsidiaries have not entered into any agreement, settlement, judgment, corporate integrity agreement, certification of compliance or consent order with any Governmental Entity with respect to material noncompliance with or material violation of any applicable Health Care Law.

(c) Since the Lookback Date, Buyer and its Subsidiaries have not been a defendant or named party in any unsealed qui tam litigation under the False Claims Act.

(d) Since the Lookback Date, none of (i) Buyer, (ii) any of its Affiliates or (iii) to the Knowledge of Buyer, any of Buyer’s or its Affiliates’ shareholders owning five percent (5%) or more of the Buyer or any of Buyer’s or its Subsidiaries’ respective current or former directors, officers, employees, representatives, agents or independent contractors (A) has been convicted of, charged with or investigated for any crime under U.S.C. § 335a or any similar applicable Law; (B) has been convicted of, charged with or investigated for any violation of any applicable Health Care Law; (C) has been convicted of, charged with, or investigated for any violation of any applicable Health Care Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances; (D) is or has ever been debarred, excluded or suspended from participation in any health care program of any Governmental Entity, or convicted of any crime regarding health care products or services that would reasonably be expected to result in any such debarment, exclusion or suspension under any applicable Health Care Law, including 42 U.S.C. § 1320a-7 or any similar Law; or (E) has been the subject of any consent decree or criminal or civil fine or penalty imposed by any Governmental Entity under any applicable Health Care Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances. No debarment or exclusion proceedings, investigations, or other actions are pending or, to the Knowledge of Buyer, threatened in writing against Buyer or its Affiliates with respect to any applicable Health Care Law. To the Knowledge of Buyer, no debarment or exclusion proceedings, investigations, or other actions are pending or threatened in writing against any of Buyer’s or its Affiliates’ respective directors, officers, employees, representatives, agents or independent contractors with respect to any applicable Health Care Law.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole, (i) Buyer and its Subsidiaries own, possess or have obtained all applicable Health Care Approvals related to the Products that are required in connection with the operation of the business of Buyer and its Subsidiaries as presently conducted, (ii) Buyer and its Subsidiaries have, since the Lookback Date, complied, and currently are in compliance, with all such Health Care Approvals, (iii) each such Health Care Approval is valid and in full force and effect and is renewable by its terms or in the ordinary course of business, (iv) Buyer and its Subsidiaries are not in default in any respect under any such Health Care Approval, and Buyer and its Subsidiaries have not received any written notice of proceedings relating to the actual or potential suspension, adverse modification, restriction, revocation or cancellation of any such Health Care Approval, and (v) all renewals for such Health Care Approvals have been timely applied for, and no event or circumstance has occurred or exists (including the execution of this Agreement) that would prohibit or prevent the reissuance, or would cause the suspension or revocation, of any such Health Care Approval necessary for the operation of the business of Buyer and its Subsidiaries as presently conducted.

SECTION 3.18. No Substantial Interest. No national or subnational governments of a single foreign state have a “substantial interest” in Buyer or any of its Affiliates within the meaning of the DPA.

SECTION 3.19. Investment Purpose. Each Applicable Buyer is acquiring the Acquired Equity Interests, as applicable, upon the terms and subject to the conditions set forth in this Agreement for its own account only and not with a view to (or for) resale in connection with any public sale or distribution thereof. Each Applicable Buyer acknowledges that the Acquired Equity Interests are not registered under the Securities Act or any other Securities Laws, and that the Acquired Equity Interests may not be transferred or sold except pursuant to the registration provisions of, or an applicable exemption from, applicable Securities Laws.

SECTION 3.20. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

SECTION 3.21. Equity Financing Letters; Sufficiency of Funds.

(a) As of the date of this Agreement, (i) each of the Equity Financing Letters has not been amended, supplemented or modified, and no such amendment, supplement or modification is contemplated, and (ii) the covenants and agreements contained in each of the Equity Financing Letters have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. There are no side letters, Contracts or other arrangements or understandings related to any Equity Financing or any Equity Financing Letter.

(b) Each of the Equity Financing Letters is valid and binding on Buyer and, to the Knowledge of Buyer, each of the other parties thereto and is in full force and effect subject to the Enforceability Exceptions. To the Knowledge of Buyer, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach under any Equity Financing Letter such that such default or breach could not be cured or would constitute a failure to satisfy a condition, (ii) constitute a failure to satisfy a condition under any Equity Financing Letter or (iii) result in any portion of the amounts to be funded or invested in accordance with any Equity Financing Letter being unavailable on the Closing Date, and no party to any Equity Financing Letter has asserted, in writing, that any party to such Equity Financing Letter is in breach or default under such Equity Financing Letter. There are no terms or conditions related to the consummation of any Equity Financing, other than as expressly set forth in the Equity Financing Letter for such Equity Financing. Assuming the satisfaction or waiver of the conditions to Buyer’s obligation to consummate the Closing contained in Section 6.01 and 6.02, To the Knowledge of Buyer, there is no reason to believe that any of the conditions to any Equity Financing will not be satisfied or that any Equity Financing will not be consummated in connection with the Closing in accordance with the terms of the Equity Financing Letter for such Equity Financing.

(c) Assuming (i) each Equity Financing is consummated and (ii) Buyer obtains the Debt Financing, each of Buyer and its Affiliates required to make any payments under this Agreement and the other Transaction Documents will have cash, available lines of credit or other sources of immediately available funds sufficient to (A) pay the aggregate Estimated Closing Cash Consideration, any adjustment thereto and the other payments required by Article I to be made in connection with the Closing, in each case, to the extent required to be paid thereby, (B) pay any and all fees and expenses required to be paid thereby in connection with the Closing and (C) consummate the Transactions (all such payments, collectively, the “Required Payments”). In no event shall the receipt or availability of any funds or financing by or to Buyer or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Buyer hereunder.

(d) Assuming (i) the satisfaction of the conditions to Buyer’s obligation to consummate the Transactions, and after giving effect to the Transactions and the payment of all amounts and related fees and expenses required to be paid by Buyer or any of its Affiliates in connection with the Transactions, (ii) the accuracy of the representations and warranties of Seller Parent contained in Article II in all material respects, (iii) Seller Parent and its Subsidiaries, on a consolidated basis, are Solvent immediately prior to Closing, (iv) the consummation of the Debt Financing and each Equity Financing, Buyer and its Subsidiaries, on a consolidated basis, will be Solvent as of and immediately after the Closing. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person and its Subsidiaries, on a consolidated basis, means that, as of any date of determination, such Person and its Subsidiaries have the ability to pay and service all of their liabilities as they fall due.

SECTION 3.22. Serum Transaction. As of the date of this Agreement, each of the conditions precedent set forth in Clause 3 of the Serum Merger Agreement is satisfied, other than (a) those conditions which by their terms are to be satisfied at the Completion (as defined in the Serum Merger Agreement), which conditions are capable of being satisfied as of the date of this Agreement, and (b) the Statutory Conditions Precedent (as defined in the Serum Merger Agreement). None of Buyer, its Affiliates or, to the Knowledge of Buyer, the other parties to the Serum Transaction Agreements is in breach of any covenant or agreement under any Serum Transaction Agreement and, to the Knowledge of Buyer, the representations and warranties set forth in the Serum Transaction Agreement are true and correct, in each case, except for such breaches or such failures to be true and correct as would not give rise to the failure of a condition contained in Clause 3 of the Serum Merger Agreement.

SECTION 3.23. No Other Representations or Warranties; No Reliance.

(a) Except for the representations and warranties made by Seller Parent or any of its Subsidiaries in Article II, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document, none of Seller Parent, the Sellers, the Business Companies or any other Person makes any express or implied representation or warranty with respect to Seller Parent, the Sellers, the Business Companies or their respective businesses (including the Business), operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Seller Parent, the Sellers, the Business Companies or the Business, notwithstanding the delivery or disclosure to Buyer or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, none of Seller Parent, the Sellers, the Business Companies or any other Person makes or has made any express or implied representation or warranty to Buyer or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Seller Parent, the Sellers or the Business Companies or their respective businesses (including the Business), operations, properties, assets, liabilities, condition (financial or otherwise) or prospects or (ii) except for the representations and warranties made by Seller Parent or any of its Subsidiaries in Article II, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document, any oral or written information presented to Buyer or any of its Representatives in the course of their due diligence investigation of the Business Companies and the Business, the negotiation of this Agreement and the other Transaction Documents or the course of the Transactions. None of Seller Parent, the Sellers, the Business Companies or any other Person will have or be subject to any liability or other obligation to Buyer or any of its Representatives or any other Person resulting from the consummation of the Transactions or the use by Buyer or any of its Representatives of any such information, including information, documents, projections, forecasts or other material provided to Buyer or any of its Representatives in any “data rooms”, teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty made by Seller Parent or any of its Subsidiaries in Article II, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document and then only as expressly provided in this Agreement, such other Transaction Document or such certificate. Each of Seller Parent, the Sellers and the Business Companies disclaims any and all other representations and warranties, whether express or implied, and Buyer expressly disclaims reliance on any such other representations or warranties.

(b) In connection with the investigation by Buyer of the Business, Seller Parent, the Sellers and the Business Companies have provided Buyer and its Representatives with certain projections and other forecasts, including projected financial statements, cash flow items and other data relating to the Business Companies and the Business, and certain business plan information therefor. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Representatives shall have no claim against any Person with respect thereto. Accordingly, Buyer acknowledges that none of Seller Parent, the Sellers, the Business Companies or any of their respective Representatives has made any representation or warranty with respect to such projections and other forecasts and plans, and Buyer expressly disclaims reliance on any representation or warranty with respect to such projections or other forecasts or plans.

(c) Notwithstanding anything to the contrary herein or in the other Transaction Documents, it is the explicit intent of the Parties that none of Seller Parent, the Sellers or the Business Companies is making any representation or warranty whatsoever, express or implied, beyond those expressly and specifically given by Seller Parent or any of its Subsidiaries in Article II, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Acquired Equity Interests or the Transferred Assets, and Buyer expressly disclaims reliance on any representation or warranty beyond those of Seller Parent or any of its Subsidiaries expressly and specifically given in Article II, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document.

(d) In furtherance of the foregoing, Buyer acknowledges and represents that it is not relying on any representation or warranty of Seller Parent, the Sellers or the Business Companies other than those representations and warranties of Seller Parent or any of its Subsidiaries expressly and specifically set forth in Article II, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document. Buyer acknowledges that it is a sophisticated purchaser and has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Business Companies and the Business and the nature and condition of the Transferred Assets and Assumed Liabilities and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties of Seller Parent or any of its Subsidiaries expressly and specifically set forth in Article II, in any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document.

ARTICLE IV

Covenants Relating to Operation of Business

SECTION 4.01. Operation of the Business.

(a) Except as (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.01 of the Seller Parent Disclosure Letter, (C) consented to in advance by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or (D) required by the terms of this Agreement or any other Transaction Document (including the implementation of the Business Internal Reorganization in accordance with the Business Steps Plan), between the date of this Agreement and the Closing, Seller Parent shall (solely with respect to the Business), and shall cause each Business Company and, solely with respect to the Business, each of its other Subsidiaries (including the Acquired Companies) to (x) operate the Business in all material respects in the ordinary course of business consistent with past practice and (y) use reasonable best efforts to (1) preserve intact its business organizations (except in connection with the implementation of the Business Internal Reorganization), (2) preserve the Business’s relationship with its customers (including the Business Key Customers) and suppliers (including the Business Key Suppliers), (3) keep in full force and effect the material Business Intellectual Property as is reasonably necessary for the conduct of the Business and (4) maintain its material tangible Transferred Assets in their present state of repair as is reasonably necessary for the conduct of the Business (except for depletion in the ordinary course of business and ordinary wear and tear); provided that no action with respect to matters specifically addressed by Section 4.01(b) shall be deemed to be a breach of this Section 4.01(a) unless such action would constitute a breach of Section 4.01(b).

(b) Without limiting the foregoing, except in respect of matters (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.01 of the Seller Parent Disclosure Letter, (C) consented to in advance by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned other than with respect to subsections (ii), (vii), (ix) or (x) below), or (D) required by the terms of this Agreement or any other Transaction Document (including the implementation of the Business Internal Reorganization in accordance with the Business Steps Plan, subject to Section 1.09), between the date of this Agreement and the Closing, Seller Parent shall not (solely with respect to the Business), and shall cause each Business Company and, solely with respect to the Business, each of its other Subsidiaries (including each Seller) not to:

(i) in the case of any Business Company, (A) adjust, split, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or other equity interests or (B) purchase, redeem or otherwise acquire or offer to purchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests, voting interests or Stock Rights;

(ii) in the case of any Business Company, (A) issue, deliver, sell, pledge, dispose of, encumber or grant any equity interests, voting interests or Stock Rights or (B) otherwise admit any new equityholders into such Business Company;

(iii) in the case of any Business Company, establish a record date for, declare, set aside for payment, authorize or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests, in each case, with a record date prior to the Closing and a payment date after the Closing;

(iv) amend the organizational or similar documents of any Business Company;

(v) (A) acquire (including by merger, consolidation, acquisition of stock or assets or any other business combination) any corporation, partnership or other business organization from any third party or (B) acquire any material Transferred Assets for a purchase price or other monetary commitment, other than purchases of Inventory and other asset purchases in the ordinary course of business;

(vi) make any capital expenditures or commitments for capital expenditures in an amount in excess of $125,000,000 (one hundred twenty-five million dollars) in the aggregate, except in the ordinary course of business or as required by Contracts in effect as of the date hereof;

(vii) enter into any joint venture or other strategic partnership with any third party;

(viii) sell, transfer, assign, lease, license or otherwise dispose of, or make subject to a Lien (other than Permitted Liens), any of the Transferred Assets (including capital stock or other equity interests in any Business Subsidiary) other than (A) in the ordinary course of business or (B) obsolete, worn-out or excess assets;

(ix) adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of, or otherwise liquidate, dissolve, reorganize or wind up the business and operations of, any Business Company;

(x) list any equity interests or other securities of any Business Company on any stock exchange;

(xi) (A) enter into any Contract that would be a Business Material Contract if entered into prior to the date of this Agreement or (B) terminate, extend or materially modify or amend any Business Material Contract, in the case of each of clause (A) and (B), other than (1) in connection with the expiration of such Business Material Contract (or a related Business Material Contract) in accordance with its terms, (2) any Contract, the subject matter of which is specifically addressed by another clause of this Section 4.01(b) (which, for the avoidance of doubt, shall be subject to such other clause of this Section 4.01(b)) or (3) except with respect to the Contracts set forth on Section 9.02(j) of the Seller Parent Disclosure Letter, in the ordinary course of business;

(xii) other than any Assumed Indebtedness in accordance with Section 5.13(a), if applicable, (A) incur, assume, or otherwise become liable for any Indebtedness, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans or capital contributions to any Person (except for extensions of trade credit and advances to employees in the ordinary course of business), in the case of each of clauses (A), (B) and (C), that will not be terminated prior to the Closing and that relates to any Business Company;

(xiii) purchase, license, sell, abandon, cancel, let lapse, fail to renew, fail to continue to prosecute, fail to maintain, or otherwise dispose of any material Business Intellectual Property, other than in the ordinary course of business;

(xiv) settle, or offer or propose to settle, any Action made or pending against the Business (whether or not Seller Parent or its Subsidiaries are party to such Action), that is material to the Business, other than the settlement of any Action that requires payments following the Closing (net of insurance proceeds) in an amount not to exceed $2,500,000 individually or $10,000,000 in the aggregate; provided, however, that this Section 4.01(b)(xiv) shall not permit the Seller Parent or any of its Subsidiaries to settle any Action that would involve material injunctive or equitable relief against the Business or the Business Companies or impose any material restrictions on the operations of the Business or the Business Companies or involve any license, cross license or similar arrangement with respect to material Business Intellectual Property;

(xv) except (A) in the ordinary course of business consistent with past practice, (B) as required pursuant to the terms of any Business Benefit Plan or Business Collective Bargaining Agreement as in effect as of the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement or (C) actions that apply uniformly to Anticipated Business Employees and other employees of Seller Parent and its Subsidiaries or for which Seller Parent and its Subsidiaries will bear all liabilities, enter into or amend any Business Benefit Plan or Business Collective Bargaining Agreement;

(xvi) (A) make, change or revoke any income or other material Tax election; (B) change any material annual Tax accounting period; (C) file any amended income or other material Tax return; (D) enter into any closing agreement with respect to income or other material Taxes; or (E) settle or surrender any material Tax claim, audit or assessment;

(xvii) authorize or make any material change to the scope of the Business;

(xviii) enter into any new, or modify any existing, Business Intercompany Contract that is not terminable upon no more than thirty (30) days’ notice and without penalty;

(xix) except (A) in the ordinary course of business consistent with past practice, (B) as required pursuant to the terms of any Business Benefit Plan or Business Collective Bargaining Agreement as in effect as of the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement or (C) actions that apply uniformly to Anticipated Business Employees and other employees of Seller Parent and its Subsidiaries or for which Seller Parent and its Subsidiaries will bear all liabilities, increase the compensation or benefits payable or to become payable to any Anticipated Business Employee or Contingent Worker (to be assessed individually and in the aggregate);

(xx) cause or permit any Person to become employed by, transferred to or otherwise engaged by the Business Companies; or

(xxi) authorize, commit or agree to take any of the actions described in this Section 4.01(b).

(c) Notwithstanding anything to the contrary herein, (i) nothing contained in this Agreement or any other Transaction Document shall prevent Seller Parent or its Subsidiaries (including the Business Companies) from taking any action or failing to take any action in response to COVID-19 or COVID-19 Measures to the extent reasonably necessary to (A) address health or human safety concerns and to the extent reasonably consistent with any such action (or failure to take any such action) as Seller Parent and its Subsidiaries have taken in response thereto prior to the date hereof or (B) comply with COVID-19 Measures and (ii) no such actions or failure to take such actions shall be deemed to violate or constitute a breach of this Agreement; provided that, to the extent reasonably practicable, Seller Parent shall consult with Buyer prior to taking any such material actions or failing to take any such material actions.

(d) Nothing contained in this Agreement or any other Transaction Document shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller Parent or its Subsidiaries (including any Business Company) prior to the Closing. Prior to the Closing, Seller Parent and its Subsidiaries (including the Business Companies) shall exercise, consistent with the terms and conditions of this Agreement (including, for the avoidance of doubt, Annex D, which relates to planning for the post-Closing operation of the Business) and the other Transaction Documents, complete unilateral control and supervision over their respective business operations (including the Business).

(e) For the avoidance of doubt, nothing contained in this Agreement or any other Transaction Document shall in any event limit or restrict Seller Parent or any of its Subsidiaries from (i) taking any actions or failing to take any actions with respect to any matter to the extent unrelated to the Business or (ii) declaring, setting aside or making any cash dividends or distributions in respect of any outstanding equity interests in Seller Parent or any of its Subsidiaries (including the Business Companies) on or prior to the Closing, except for dividends or distributions by a Business Company with a record date prior to the Closing but a payment date after the Closing.

SECTION 4.02. Operation of Buyer’s Business.

(a) Except as (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.02 of the Buyer Disclosure Letter, (C) consented to in advance by Seller Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or (D) required by the terms of this Agreement or any other Transaction Document, between the date of this Agreement and the Closing, Buyer shall, and shall cause each of its Subsidiaries to (x) operate its business in all material respects in the ordinary course of business consistent with past practice and (y) use reasonable best efforts to (1) preserve intact its business organizations, (2) preserve its relationship with its customers and suppliers, (3) keep in full force and effect all of its material Intellectual Property and (4) maintain its material tangible assets and properties in their present state of repair as is reasonably necessary for the conduct of the business of Buyer and its Subsidiaries (except for depletion in the ordinary course of business and ordinary wear and tear); provided that no action with respect to matters specifically addressed by Section 4.02(b) shall be deemed to be a breach of this Section 4.02(a) unless such action would constitute a breach of Section 4.02(b).

(b) Without limiting the foregoing, except in respect of matters (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.02 of the Buyer Disclosure Letter, (C) consented to in advance by Seller Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned, other than with respect to subsections (i), (ii), (iii), (vi), (viii) or (ix) through (xiii) below) or (D) required by the terms of this Agreement or any other Transaction Document, between the date of this Agreement and the Closing, Buyer shall not, and shall cause each of its Subsidiaries not to:

(i) (A) adjust, split, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or other equity interests (other than as permitted by Section 4.02(b)(ii) and any issuance of Buyer Common Stock (1) pursuant to each Equity Financing in accordance with the Equity Financing Letter for such Equity Financing and (2) subject to the mutual agreement of the Parties that such other equity financings do not prevent or impede the Intended Tax Treatment, to any Persons that are equityholders or pending equityholders of Buyer as of the date of this Agreement) or (B) purchase, redeem or otherwise acquire or offer to purchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests, voting interests or Stock Rights;

(ii) (A) issue, deliver, sell, pledge, dispose of, encumber or grant any equity interests, voting interests or Stock Rights, other than issuances, deliveries or sales of capital stock or other equity interests of a Subsidiary of Buyer to Buyer or a wholly owned Subsidiary of Buyer, (B) otherwise admit any new shareholders into Buyer, (C) issue any other interest of Buyer that is, or could reasonably be expected to be, properly classified as stock for purposes of Section 368(c) of the Code, in each case other than issuances of bonus Buyer Common Stock or an issuance of Buyer Common Stock pursuant to an equity incentive plan of Buyer; provided that this Section 4.02(b)(ii) shall not prohibit transfers of any equity interests or stock rights of Buyer by any existing shareholder (other than Buyer Parent) that do not require the consent or waiver of Buyer or any of its Affiliates and are otherwise in accordance with the organizational documents (including the shareholders’ agreement) of Buyer;

(iii) establish a record date for, declare, set aside for payment, authorize or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests, other than dividends to Buyer or a wholly owned Subsidiary of Buyer;

(iv) amend the organizational or similar documents of Buyer or materially amend the organizational or similar documents of any Subsidiary of Buyer;

(v) make any capital expenditures or commitments for capital expenditures in an amount in excess of $125,000,000 (one hundred twenty-five million dollars) in the aggregate in any fiscal year;

(vi) acquire (including by merger, consolidation, acquisition of stock or assets or any other business combination) any corporation, partnership or other business organization or any assets from any third party if such acquisition would require the consent of Seller Parent or any of its Affiliates under the Amended and Restated Governance Documents (assuming such documents were in effect at the time of such acquisition);

(vii) sell, transfer, assign, lease, license or otherwise dispose of any material properties or assets (including capital stock or other equity interests in Subsidiaries of Buyer) other than (A) in the ordinary course of business or collaboration transactions, (B) obsolete, worn-out or excess assets or (C) pursuant to Contracts in existence as of the date of this Agreement and made available to Seller Parent;

(viii) enter into any new, or modify any existing, Buyer Related Party Contract (A) having a value of $50,000,000 (fifty million dollars) or more, individually or in the aggregate, or (B) having an impact, individually or in the aggregate, of $10,000,000 (ten million dollars) or more on the consolidated annual profit and loss of Buyer and its Subsidiaries, in each case of (A) and (B), other than Buyer Related Party Contracts solely between Buyer and its wholly owned Subsidiaries;

(ix) incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than (A) Indebtedness to replace existing Indebtedness (in the same amount, and on substantially similar or better terms) that is maturing, expiring or otherwise terminating in accordance with its terms and (B) the Debt Financing in an amount that does not cause the Net Indebtedness of Buyer and its Subsidiaries, on a consolidated basis, to exceed the Buyer Debt Amount after giving effect to the Transactions and the Debt Financing;

(x) adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of, or otherwise liquidate, dissolve, reorganize or wind up the business and operations of, Buyer or any of its Subsidiaries;

(xi) list any equity interests or other securities of Buyer or any of its Subsidiaries on any stock exchange;

(xii) make, change or revoke any income or other Tax election for U.S. federal income Tax purposes with respect to Buyer or Subsidiary Buyer.

(xiii) authorize or make any material change to the scope of the business of Buyer and its Subsidiaries; or

(xiv) authorize, commit or agree to take any of the actions described in this Section 4.02(b).

(c) Notwithstanding anything to the contrary herein, (i) nothing contained in this Agreement or any other Transaction Document shall prevent Buyer or its Subsidiaries from taking any action or failing to take any action in response to COVID-19 or COVID-19 Measures to the extent reasonably necessary to (A) address health or human safety concerns and to the extent reasonably consistent with any such action (or failure to take any such action) as Buyer and its Subsidiaries have taken in response thereto prior to the date hereof or (B) comply with COVID-19 Measures and (ii) no such actions or failure to take such actions shall be deemed to violate or constitute a breach of this Agreement; provided that, to the extent reasonably practicable, Buyer shall consult with Seller Parent prior to taking any such material actions or failing to take any such material actions.

(d) Nothing contained in this Agreement or any other Transaction Document shall give Seller Parent, directly or indirectly, the right to control or direct the operations of Buyer or its Subsidiaries prior to the Closing. Prior to the Closing, Buyer and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement and the other Transaction Documents, complete unilateral control and supervision over their respective business operations.

SECTION 4.03. Access to Information; Integration Planning; Confidentiality.

(a) Subject to applicable Law and any applicable Order, between the date of this Agreement and the Closing, upon reasonable notice, each Party (the “Accessed Party”) shall, and shall cause its Subsidiaries to, (i) afford to the other Party (the “Accessing Party”) and its Representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, any other Transaction Document or the Transactions or any proposals to or from other parties relating to any competing or alternative transactions) of the Accessed Party and its Subsidiaries (including copies of any notice, report, correspondence, inquiry, information request, inspection, action, or other document or other communication relating to the safety, efficacy, quality, or regulatory status of products) and (ii) furnish promptly to the Accessing Party and its Representatives such information concerning their business, personnel, assets, liabilities and properties as the Accessing Party may reasonably request, in the case of each of clauses (i) and (ii), solely for the purposes of transition and integration planning to the extent related to the Transactions and the post-Closing operation of Buyer and its Subsidiaries (including, following the Closing, the Business Companies); provided that the Accessing Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Accessed Party and its Subsidiaries; provided, however, that (A) the Accessed Party and its Subsidiaries shall not be obligated to provide such access or information if the Accessed Party determines, in its reasonable judgment, that doing so would reasonably be expected to (1) result in the disclosure of trade secrets or competitively sensitive information to third parties, (2) violate applicable Law, an applicable Order or a Contract or obligation of confidentiality owing to a third party, (3) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (4) be adverse to the interests of the Accessed Party or any of its Subsidiaries in any pending or threatened Action or (5) expose the Accessed Party or any of its Subsidiaries to risk of liability for disclosure of sensitive, personal or other information, (B) any physical access may be limited to the extent the Accessed Party determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to jeopardize the health and safety of any natural person, and (C) Seller Parent and its Subsidiaries shall in no event be required to provide any such access or information to any officers, employees, agents, properties, books, Contracts or records other than those of the Business; provided, further, (x) that in the case of clause (A)(1) and (A)(5) above, the Parties will use reasonable best efforts to make appropriate substitute arrangements to communicate the applicable information in a manner that does not result in such disclosure to third parties or expose the Accessed Party or any of its Subsidiaries to risk of material liability and (y) that in the case of clause (A)(2) or (A)(3) above, the Parties shall use reasonable best efforts to communicate the applicable information in a manner that does not violate any such Law, Order, Contract or obligation or jeopardize any such privilege or protection. All requests for information made pursuant to this Section 4.03 shall be directed to the Person designated by the applicable Party, who initially shall be the Persons set forth on Section 4.03(a) of the Seller Parent Disclosure Letter.

(b) Subject to applicable Law and any applicable Order, between the date of this Agreement and the Closing, Buyer and Seller Parent shall reasonably cooperate in transition and integration planning, including with respect to the appointment of management to lead Buyer following the Closing.

(c) Until the Closing, all information provided pursuant to this Section 4.03 shall constitute “Confidential Information” under the Confidentiality Agreement, dated October 26, 2021, by and between Seller Parent and Buyer (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in the Confidentiality Agreement, Buyer and its Representatives may disclose any confidential information regarding the Business Companies, the Transferred Assets and the Business obtained by Buyer or its Representatives pursuant to Section 5.13 to (i) potential Debt Financing Sources in connection with the marketing and syndication of any applicable Debt Financing and (ii) rating agencies in connection with confirming or obtaining ratings for Buyer, its Subsidiaries, any Business Company or such applicable Debt Financing; provided that (A) such Persons agree to maintain such information in confidence, (B) Buyer shall be liable for any breach of the terms of the Confidentiality Agreement by such Persons and (C) the disclosure of such information shall otherwise be subject to the terms of the Confidentiality Agreement.

(d) As soon as practicable following the date of this Agreement (and in no event later than sixty (60) days following the date of this Agreement), Seller Parent and Buyer shall commence discussions and shall cooperate in good faith regarding the identification of Business Employees consistent with the principles set forth in the Employee Matters Agreement. Subject to applicable Law, including individual employee authorization for any disclosures, each Party shall make available to the other Party such information as is reasonably requested to assist with the foregoing. Without limiting the foregoing, subject to applicable Law, as soon as practicable following the date of this Agreement (but no later than sixty (60) days following the date of this Agreement), Seller Parent shall provide Buyer with information regarding employees who spend at least fifty percent (50%) of their business time supporting the Business (“Dedicated Business Employees”), consistent with applicable Law, including individual employee authorization for any disclosures. Such information shall include each Fully Dedicated Business Employee’s identification number; job title; hire date; whether paid on a salary, hourly or commission basis; part time or full time status; annual base salary or hourly wage rate, as applicable; accrued vacation and paid-time-off; commission, bonus or other cash incentive opportunity; principal location (country, state, and city/town); employing entity; exemption status under applicable Law, including whether classified as exempt or non-exempt for wage and hour purposes; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); whether the employee has protected status from transfer or termination of employment; visa or work permit status and the date of expiration, if applicable; and the approximate percentage of time the employee is working for the Business. Subject to applicable Law, following the date hereof and prior to the Closing, Seller Parent shall not dismiss any Key Personnel (as defined in the Transition Services Agreement) without consulting with Buyer.

SECTION 4.04. Notification of Certain Matters. From the date of this Agreement until the Closing, each Party shall promptly notify the other Party in writing of:

(a) any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that would reasonably be expected to result in any of the conditions set forth in Article VI becoming incapable of being satisfied;

(b) any written notice received by such Party or its Affiliates from any Person (including any Governmental Entity) alleging that the consent of such Person is required in connection with the Transactions; and

(c) the commencement, to the knowledge of such Party, of any Actions that would reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

ARTICLE V

Additional Agreements

SECTION 5.01. Exclusivity. Between the date of this Agreement and the and the earlier of the Closing or the termination of this Agreement (the “Exclusivity Period”), each Party shall not, and shall cause its Representatives not to, directly or indirectly, solicit, initiate or knowingly facilitate or encourage the submission of any Competing Proposal or enter into any agreement with respect to any Competing Proposal. Each Party and its Representatives will immediately cease any and all existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any Competing Proposal, shall request the return or destruction of all confidential information provided to any such parties by or on behalf of such Party (to the extent permitted by and in accordance with applicable non-disclosure agreements) and immediately terminate all physical and electronic data room access previously granted to such parties. Each Party shall promptly advise the other Party of any inquiry, indication of interest, proposal or offer relating to a Competing Proposal that such Party receives during the Exclusivity Period.

SECTION 5.02. Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, between the date of this Agreement and the Closing, each of the Parties shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party and the other Party’s Affiliates in doing, all things necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:

(i) causing the waiting period under the HSR Act to terminate or expire at the earliest possible date (the “HSR Approval”), including by filing or causing to be filed as promptly as practicable, but in no event later than ten (10) Business Days after the date of this Agreement, with the U.S. Federal Trade Commission and the U.S. Department of Justice, Antitrust Division any notifications required to be filed under the HSR Act with respect to the Transactions and promptly supplying any additional information and documentary material that may be requested pursuant to the HSR Act;

(ii) causing any waiting period under any Foreign Antitrust Law applicable to the Transactions to terminate or expire at the earliest possible date and obtaining in the most expeditious manner practicable all necessary actions or inactions, Consents and Orders from Governmental Entities under any applicable Foreign Antitrust Laws in connection with the consummation of the Transactions (collectively, the “Foreign Antitrust Approvals”), including those set forth on Section 5.02(a)(ii) of the Seller Parent Disclosure Letter, including by promptly making all necessary Filings and promptly supplying any additional information and documentary material that may be requested pursuant to any Foreign Antitrust Law;

(iii) obtaining as promptly as reasonably practicable all other necessary actions or nonactions, Consents and Orders from Governmental Entities in connection with the consummation of the Transactions (collectively, “Other Approvals” and, together with the HSR Approval and the Foreign Antitrust Approvals, the “Regulatory Approvals”), including those set forth on Section 5.02(a)(iii) of the Seller Parent Disclosure Letter, including by promptly making all necessary Filings and promptly supplying any additional information and documentary material that may be requested by any Governmental Entity in connection with this Agreement, the other Transaction Documents or the Transactions;

(iv) seeking to avoid the initiation by any Governmental Entity of, and vigorously defending, any Actions, whether regulatory, judicial, administrative or other, challenging or affecting this Agreement, the other Transaction Documents or the Transactions or seeking to prohibit or delay the consummation of the Transactions;

(v) seeking to avoid the entry of and to have lifted, vacated or rescinded any Restraints or any other Law or Order which may adversely affect the ability of the Parties and their respective Affiliates to consummate the Transactions; and

(vi) executing and delivering any additional instruments necessary to consummate the Transactions and fully carry out the purposes of this Agreement and the other Transaction Documents.

(b) Buyer and Seller Parent shall jointly, and on an equal basis, (i) control the strategy for obtaining any actions or inactions, Consents and Orders from Governmental Entities in connection with the Transactions and (ii) coordinate the overall development of the positions to be taken and the actions or inactions, Consents and Orders to be requested in any Filings with respect to the Transactions or in connection with any investigation or other inquiry or any Action by or before any Governmental Entity relating to the Transactions and all other regulatory matters incidental to the foregoing. Each Party shall, and shall cause its Affiliates to, provide the other Party with all information required for any Filing under any applicable Law in connection with the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to protect commercially sensitive information or otherwise address reasonable privilege or confidentiality concerns. Without limiting the foregoing, Buyer and Seller Parent shall (i) consult, in good faith, with each other in respect of any communications, meetings or other contacts, formal or informal, oral or written, with any Governmental Entity in connection with the Transactions or any related Filings or Consents, and shall provide each other with advance notice and an opportunity to attend all meetings and oral communications with any Governmental Entity relating to any of the foregoing. Buyer and Seller Parent will provide each other with reasonable advance opportunity to review and comment upon, and will consider in good faith the views of each other in connection with, all written communications with a Governmental Entity regarding the Transactions and will promptly provide each other with copies of all written communications to or from any Governmental Entity relating to the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to protect commercially sensitive information or otherwise address reasonable privilege or confidentiality concerns; provided, further the Parties will use reasonable best efforts to make appropriate substitute arrangements to communicate the applicable information in a manner that does not jeopardize such commercial sensitivities, privilege or confidentiality concerns. In furtherance and not in limitation of the foregoing, Buyer shall provide, or cause to be provided, all agreements, documents, instruments, affidavits, statements or information that may be required or requested by any Governmental Entity relating to (i) it, any of its Affiliates or any of its or their respective directors, officers, employees, partners, members, shareholders or control Persons or (ii) its or any of its Affiliates’ structure, ownership, business, operations, regulatory and legal compliance, assets, liabilities, financing or financial condition.

(c) Each Party shall not, and shall cause its Affiliates not to, consent to any voluntary delay of the Closing at the behest of any Governmental Entity or enter into any agreement with the U.S. Federal Trade Commission, the U.S. Department of Justice, Antitrust Division or any other Governmental Entity not to consummate the Transactions, in each case without the consent of the other Party.

(d) Each Party shall not, and shall cause its Affiliates not to, directly or indirectly, take any action (including by acquiring or investing in any Person or any assets thereof) or fail to take any action, or authorize, commit or agree to take any action or fail to take any action, the result of which would reasonably be expected to materially and adversely impair or materially delay the consummation of the Transactions or materially increase the risk that any of the conditions contained in Article VI will not be satisfied. Notwithstanding anything to the contrary herein, nothing in this Section 5.02 will apply to or restrict communications or other actions by any of the Parties or any of their respective Affiliates with or with respect to Governmental Entities in connection with their respective businesses in the ordinary course of business.

(e) Without limiting the foregoing:

(i) The Parties shall, as promptly as practicable after the date of this Agreement, jointly select PricewaterhouseCoopers (the “Independent Valuation Expert”) to prepare such valuation reports and certificates with respect to the Stock Consideration as are required under the Indian Foreign Exchange Laws and Indian Company Laws, as applicable. If PricewaterhouseCoopers refuses or is otherwise unable to act as the Independent Valuation Expert, the Independent Valuation Expert shall be an internationally recognized independent accounting firm, which firm (i) shall be mutually agreed upon by Buyer and Seller Parent and (ii) shall not be the regular accounting firm for Buyer, Seller Parent or any of their respective Affiliates and, in such case, if Buyer and Seller Parent are unable to so agree on the Independent Valuation Expert, then Buyer and Seller Parent shall each select a firm and such firms shall jointly select a third internationally recognized independent public accounting firm (which shall not be the regular accounting firm for Buyer, Seller Parent or any of their respective Affiliates), which third firm shall be the Independent Valuation Expert. The terms of appointment and engagement of the Independent Valuation Expert shall be as agreed upon between Buyer and Seller Parent in writing. Each Party shall, and shall cause its Affiliates to, cooperate with the other Party and the Independent Valuation Expert in the Independent Valuation Expert’s preparation of such valuation reports and certificates, including furnishing to the Independent Valuation Expert such working papers and other relevant documents and information relating to such valuation reports and certificates and providing such interviews and answering such questions, in each case, as may be reasonably appropriate in connection with such valuation reports and certificates. In the event that any Party or any of its Affiliates shall furnish any working papers or other documents or information to the Independent Valuation Expert, such Party shall also furnish such working papers, documents or information to the other Party substantially concurrently with furnishing the same to the Independent Valuation Expert. In the event any Party or any of its Affiliates shall participate in teleconferences or meetings with, or make presentations to, the Independent Valuation Expert, the other Party shall be entitled to participate in such teleconferences, meetings or presentations.

(ii) The Parties shall, and shall cause their respective Affiliates to, act in good faith and cooperate as may be required in connection with obtaining the Regulatory Approvals, so as to enable the Closing to occur as promptly as practicable, including, in the event (A) any Governmental Entity expresses any concerns or requests or imposes any conditions in connection with any of the Transaction Documents or (B) any Restraint, Law, Order is implemented or proposed which may adversely affect the ability of the Parties and their respective Affiliates to consummate any of the Transactions in accordance with the Transaction Documents, proposing, negotiating, committing to and effecting any actions, inactions, restrictions or agreements with respect to the Business or the businesses of Buyer or any of Buyer’s Affiliates, in each case, as may be required in order to obtain the Regulatory Approvals or to avoid the entry of, or to have lifted, vacated or rescinded, such Restraint, Law or Order.

(f) Without limiting the foregoing, between the date of this Agreement and the Closing, each of the Parties shall, and shall cause its Affiliates to, use reasonable best efforts to obtain all Consents from Persons (other than Governmental Entities) required in connection with the Transactions, including as may be required to transfer, or establish new Contracts with respect to, the aspects of any Commingled Contracts that constitute Transferred Assets or Assumed Liabilities; provided that, notwithstanding anything to the contrary herein, except as set forth on Section 5.02(f) of the Seller Parent Disclosure Letter, in no event shall the Parties or their respective Representatives have any obligation to pay or commit to pay an amount or incur any obligation or grant any concession or accommodation (financial or otherwise) in favor of any such Person, or commence or participate in any Action, in order to obtain any such Consent or establish any such new Contract.

(g) Notwithstanding anything to the contrary in this Section 5.02, (i) no Party or any of its Affiliates shall be required to take, offer or agree to any action, inaction, restriction or agreement contemplated by this Section 5.02 or otherwise if such action, inaction, restriction or agreement (A) in the case of Seller Parent, relates to the Retained Business, (B) in the case of Buyer, would reasonably be expected to result in a Substantial Detriment, (C) is not conditioned upon the Closing or (D) adversely affects any rights of Seller Parent or any of its Affiliates under this Agreement or any of the other Transaction Documents and (ii) neither Party or any of its Affiliates shall, without the prior written consent of the other Party, be permitted to take, offer or agree to any action, inaction, restriction or agreement contemplated by this Section 5.02 or otherwise if such action, inaction, restriction or agreement relates to the Business and is not conditioned upon the Closing.

(h) All filing fees payable by any Party pursuant to Antitrust Laws or Other Approvals in connection with the Transactions shall be borne 50% by Buyer and 50% by Seller Parent. All fees and expenses of the Independent Valuation Expert shall be borne 50% by Buyer and 50% by Seller Parent.

SECTION 5.03. Business Internal Reorganization.

(a) Prior to the Closing, subject to Section 1.09, Seller Parent shall, and shall cause its Subsidiaries to, consummate the transactions as described in the Business Steps Plan (the “Business Internal Reorganization”), which Business Internal Reorganization will result in the Transferred Assets being transferred to, and the Assumed Liabilities being assumed by, the Acquired Companies, in each case, immediately prior to the Closing. Seller Parent shall provide Buyer with a reasonable opportunity to review and comment on the material operative documentation effecting the Business Internal Reorganization and shall accept reasonable comments of Buyer that will not prevent or impede the Intended Tax Treatment. Except as otherwise expressly provided by Section 1.09, Seller Parent shall be permitted to amend the Business Steps Plan only (i) with the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned), (ii) if Seller Parent reasonably determines that such amendment is necessary or appropriate to achieve the Intended Tax Treatment or achieve a tax efficient structure for Seller Parent or its Affiliates (provided that any such amendment shall not impose any material costs or expenses on Buyer or any Business Company (unless Seller Parent agrees to indemnify and hold harmless Buyer or the applicable Business Company for any such costs or expenses) or materially impair or delay the consummation of the transactions contemplated hereby) or (iii) if Seller Parent determines such amendment is reasonably necessary or appropriate to effect the Transactions and such amendment would not reasonably be expected to (A) be material and adverse to Buyer or (B) materially impair or delay the consummation of the Transactions.

(b) Following the date hereof and prior to the Closing, Seller Parent shall, and shall cause its Affiliates to, provide Buyer a reasonable opportunity to (i) propose a different jurisdiction of incorporation for the Subsidiary Buyer and the ROW Acquired Company (other than Singapore), (ii) propose modifications to the transaction structure contemplated by Article I whereby (A) Buyer will have ROW Acquired Company, after it has been acquired by Buyer and the Subsidiary Buyer, be a party to the Irish Acquisition or (B) Buyer will forego the use of the Subsidiary Buyer and Buyer will instead assume the Subsidiary Buyer’s obligations under this Agreement and the other Transaction Documents and (iii) propose modifications to the Business Steps Plan, in the case of each of clauses (i), (ii) and (iii), to achieve a tax efficient structure for Buyer or the Business Companies. Seller Parent shall, and shall cause its Affiliates to, use reasonable best efforts to cooperate with Buyer in evaluating and pursuing any such proposals and, to the extent the Parties mutually agree to implement any such proposals, the Parties shall cooperate to (i) amend this Agreement and (ii) amend the Business Steps Plan, in each case, as reasonably necessary to give effect to such proposals and in a form reasonably acceptable to both Parties. Notwithstanding anything to the contrary in this Section 5.03(b), Seller Parent shall not be required to implement or agree to any proposals or amendments if (A) Seller Parent determines that such amendment would reasonably be expected to (1) materially impair or delay the consummation of the Transactions (including by requiring any additional Consent from or Filing with any Governmental Entity or any amendment to any Consent from or Filing with any Governmental Entity) or (2) prevent or impede the Intended Tax Treatment or (B) Seller Parent determines that such amendments would impose material costs or expenses on Seller Parent or any of its Affiliates (unless Buyer agrees to indemnify and hold harmless Seller Parent or its applicable Affiliate for any such costs or expenses).

(c) Seller Parent shall take all actions required to ensure that, following their formation, the Business Companies are at all times, between the date of this Agreement and the Closing Date, Affiliates of the Seller Parent. Promptly following the date of this Agreement, Buyer will cause the formation of Subsidiary Buyer and will cause the election by Buyer prior to the Closing, with an effective date on or prior to the Closing Date, with respect to the Subsidiary Buyer pursuant to U.S. Treasury Regulation Section 301.7701-3 to treat the Subsidiary Buyer as an entity disregarded as separate from its owner for U.S. federal income tax purposes.

SECTION 5.04. Preservation of Business Records; Exchange of Information.

(a) From and after the Closing, each Party shall use reasonable best efforts to maintain, and to cause its Representatives (in the case of Buyer, including the Business Companies) to maintain, the Business Records in its possession related to the period at or prior to the Closing in accordance with its regular records retention policies and procedures (but, in any case, for at least such period as may be required by applicable Law and in no event less than two (2) years after the Closing).

(b) Subject to applicable Law and any applicable Order, from and after the Closing, each Party (the “Disclosing Party”) shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide or make available, or cause to be provided or made available, to the other Party (the “Requesting Party”), as soon as reasonably practicable after written request therefor, any Business Records (or copies thereof) in the possession or under the control of the Disclosing Party or any of its Subsidiaries to the extent that such Business Records relate to the period at and prior to the Closing and are reasonably required by the Requesting Party or its Subsidiaries (i) for any securities offerings by the Buyer or any of its Subsidiaries, (ii) to comply with applicable Law, Order, stock exchange rule or other applicable legal, judicial or governmental process or (iii) to comply with its obligations under this Agreement or any other Transaction Document (other than in connection with an Action between one Party or any of its Affiliates, on the one hand, and the other Party or any of its Affiliates, on the other hand); provided, however, that the Disclosing Party and its Subsidiaries shall not be obligated to provide such Business Records (or copies thereof) if the Disclosing Party determines, in its reasonable judgment, that doing so would reasonably be expected to (A) result in the disclosure of trade secrets or competitively sensitive information to third parties, (B) violate applicable Law, an applicable Order or a Contract or obligation of confidentiality owing to a third party, (C) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (D) be adverse to the interests of the Disclosing Party or any of its Subsidiaries in any pending or threatened Action or (E) expose the Disclosing Party or any of its Subsidiaries to risk of liability for disclosure of sensitive, personal or other information; provided, further, that in the case of clause (B) or (C) above, the Parties shall use reasonable best efforts to communicate the applicable information in a manner that does not violate any such Law, Order, Contract or obligation or jeopardize any such privilege or protection. The Disclosing Party shall only be obligated to provide such Business Records (or copies thereof) in the form, condition and format in which they then exist, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such Business Records, and nothing in this Section 5.04(b) shall expand the obligations of the Parties under Section 5.04(a).

(c) The Parties acknowledge and agree that (i) neither Party shall be obligated to provide pursuant to Section 5.04(b) any portions of books, records or data not constituting Business Records and (ii) the Requesting Party shall reimburse the Disclosing Party for any reasonable out-of-pocket costs and expenses incurred by the Disclosing Party in providing or making available any Business Records pursuant to Section 5.04(b).

SECTION 5.05. Public Announcements. The Parties agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement (the “Announcement”) shall be in the form heretofore agreed to by the Parties. No Party shall issue any press release or make any other public statements with respect to the Transactions without the prior written consent of the other Party (such consent not to be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law, Order, stock exchange rule or other applicable legal, judicial or governmental process; provided that the Party proposing to issue any press release or to make any other public statement in compliance with any such disclosure obligations shall use reasonable best efforts to consult in good faith with the other Party before doing so. Notwithstanding the foregoing, this Section 5.05 shall not apply to any press release or other public statement made by any of the Parties which (a) is consistent with the Announcement and does not contain any information relating to the Business, this Agreement, the other Transaction Documents or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to this Agreement, the other Transaction Documents or the Transactions.

SECTION 5.06. Tax Matters.

(a) Intended Tax Treatment.

(i) Each Party shall, and shall cause its Affiliates to, use reasonable best efforts to ensure the Intended Tax Treatment is achieved and shall not take any action, cause or permit any action to be taken, fail to take any action or cause or permit any action to fail to be taken, which action or failure to act would reasonably be expected to impede or prevent the Intended Tax Treatment; provided that, if any such action or failure to act would (A) impose any material costs on Buyer or any Business Company (unless Seller Parent agrees to indemnify and hold harmless Buyer or the applicable Business Company for any such costs) or (B) materially impair or delay the consummation of the Transactions, then Buyer shall not be required to, and shall not be required to cause its Affiliates to, take any action (or fail to take action) where such action or failure to act would require a deviation from any of its obligations under this Agreement or any of the other Transaction Documents (as amended by any revisions agreed pursuant to Section 5.03).

(ii) Each Party shall, and shall cause its Affiliates to, treat the Transactions in a manner consistent with the Intended Tax Treatment for all Tax purposes and file all Tax Returns in a manner consistent with the foregoing, unless otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code (or comparable provision under state, local or foreign Tax Law) or other non-appealable judgment by a relevant taxing authority or court of competent jurisdiction.

(iii) For purposes of this Agreement, (A) the “Intended U.S. Tax Treatment” means, for U.S. federal income tax purposes, (1) the ROW Acquisition and the Equity Financings shall be treated as integrated transactions to which Section 351 of the Code applies, (2) the ROW Seller, Buyer Parent and Serum shall each be treated as Persons transferring property to Buyer in exchange for stock of Buyer and (3) the ROW Seller, Buyer Parent and Serum together shall be treated as having “control” of Buyer for purposes of Section 368(c) of the Code, (B) the “Intended Irish Tax Treatment” means, for Irish tax purposes, the Irish Spin-Off shall be treated as a scheme of reconstruction to which the provisions of Section 80 of the Ireland Stamp Duties Consolidation Act, 1999 and the provisions of Sections 20(2)(c) and 26(2) of the Ireland Value Added Tax Consolidation Act 2010 apply and a transaction within Sections 89(4) and 631 (but not Section 617) of the Ireland Taxes Consolidation Act, 1997 and (C) the “Intended Tax Treatment” means, collectively, the Intended U.S. Tax Treatment and the Intended Irish Tax Treatment.

(iv) Buyer acknowledges and agrees that the Fundamental Tax Matters are relevant to the U.S. Intended Tax Treatment and that any inaccuracy in, or failure to comply with, the Fundamental Tax Matters may prevent or impede the Intended U.S. Tax Treatment, and Buyer shall ensure the accuracy of, and Buyer’s and Subsidiary Buyer’s compliance with, the Fundamental Tax Matters.

(b) Transfer Taxes and VAT. Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, all amounts payable under this Agreement and the other Transaction Documents are exclusive of Transfer Taxes and VAT. Any Transfer Taxes or VAT incurred in connection with the Irish Acquisition shall be borne by Seller Parent and any Transfer Taxes or VAT incurred in connection with the ROW Acquisition shall be borne by Buyer. Buyer and Seller Parent shall reasonably cooperate to prepare and timely file any Tax Returns relating to such Taxes, and the Party required under applicable Law to remit such Taxes shall timely remit all such Taxes. Buyer and Seller Parent shall reasonably cooperate to minimize or eliminate the incurrence of such Taxes in connection with the Transactions.

(c) Certain Tax Actions.

(i) Except for any actions required by the terms of this Agreement or any other Transaction Document, and without regard to the provisions of Section 4.02(b), between the date of this Agreement and the Closing, Buyer shall not, and shall cause its Affiliates not to, without the prior written consent of Seller Parent, (A) enter into any agreement to sell or issue capital stock or other equity interests of Buyer, (B) enter into a voting arrangement that effects the voting rights of any Buyer Common Stock or Buyer Preferred Stock, (C) enter into any agreement to liquidate or merge Buyer out of existence or (D) enter into any agreement that would cause the Subsidiary Buyer to be treated as an entity other than an entity disregarded as separate from its owner for U.S. federal income tax purposes, where, in the case of each of clauses (A), (B), (C) and (D), such action, individually or together with any other action, would reasonably be expected to prevent or impede the Intended Tax Treatment; provided that, where Buyer or any of its Affiliates determines that any action described in the preceding clauses (A), (B), (C) and (D), does not require the prior written consent of Seller Parent, Buyer shall notify Seller Parent prior to taking any such action.

(ii) From and after the Closing until one (1) year after the Closing, none of Buyer, the Subsidiary Buyer or any of Buyer’s other Affiliates shall revoke or amend the election under Section 301.7701-3 of the U.S. Treasury Regulations or take any other actions to cause the Subsidiary Buyer to be treated as an entity other than an entity disregarded from its owner for U.S. federal income tax purposes, without the prior written consent of Seller Parent.

(d) Tax Representations Letters. Buyer shall, as of the Closing Date, execute and deliver to Seller Parent and Seller Parent’s Tax Counsel the Tax Representation Letter.

(e) Solvency of the Irish Acquired Company. If the Irish Acquired Company carries out a restricted activity (as defined in section 200 of the Ireland Companies Act) between the date of this Agreement and the Closing which constitutes a reduction in company capital for the purposes of section 84(1) of the Ireland Companies Act, from and after the Closing, Buyer shall, and shall cause its other Subsidiaries to, ensure that the Irish Acquired Company shall be able to continue to pay or discharge its debts and other liabilities in full as they become due for a period of one (1) year from the effective date of such restricted activity.

SECTION 5.07. Retained Names. Except as expressly provided in this Section 5.07, any and all rights of the Business Companies to use the Retained Names shall terminate as of the Closing and shall immediately revert to Seller Parent and its Subsidiaries (other than the Business Companies), along with any and all goodwill associated therewith. Buyer acknowledges that it has no rights or interests, and is not acquiring any rights or interests, directly or indirectly, through the Business Companies or otherwise, to use the Retained Names, except as expressly provided for in this Section 5.07. Without limiting the foregoing, Buyer shall not use any name, word, logo, Trademark, internet domain name, uniform resource locator, trade name, social media identifier, handle or tag, or other identifier of source or goodwill containing, incorporating, based on, associated with, confusingly similar to or dilutive of, or that is a translation or transliteration of, part or all of any Retained Name in any jurisdiction in the world. Seller Parent and its Subsidiaries hereby grant the Business Companies a non-exclusive, irrevocable, non-transferable, non-sublicensable, royalty-free right and license to use the Retained Names, solely to the extent appearing on any letterheads, policies and procedures and other internal documents and materials in existence and used in the operation of the Business as of the Closing and conveyed to Buyer pursuant to this Agreement (the “Retained Names Materials”), from and after the Closing until the earlier of (a) ninety (90) days after the Closing and (b) the depletion of such Retained Names Materials (the “Transition Period”); provided that (i) all such uses of the Retained Names shall be in substantially the same form and manner as used in the Business as of the Closing and (ii) no changes shall be made to the Retained Names Materials without the prior written consent of Seller Parent (except as required pursuant to the immediately succeeding sentence). No later than the end of the Transition Period, Buyer shall, and shall cause its Subsidiaries (including the Business Companies) to, destroy and cease use of any remaining Retained Names Materials or revise any remaining Retained Names Materials to have deleted all references to the Retained Names. Except as expressly provided in this Section 5.07, no other license or right to use the Retained Names is granted by Seller Parent or any of its Subsidiaries to Buyer or its Affiliates (including, after the Closing, the Business Companies), whether by implication or otherwise, and nothing hereunder permits Buyer or its Affiliates (including, after the Closing, the Business Companies), to use the Retained Names in any manner, or to register or seek to register, or to permit, cause or assist any third party to register or to seek to register (or communicate with any other Person regarding registration of), any of the Retained Names or any marking including a Retained Name in any jurisdiction. Seller Parent and its Subsidiaries shall have no obligation to maintain or renew any Intellectual Property rights in the Retained Names. Buyer shall indemnify and hold harmless each of Seller Parent and its Subsidiaries from and against any and all claims, losses, liabilities, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) that Seller Parent or any of its Subsidiaries may incur or suffer in connection with or resulting from any use of the Retained Names Materials pursuant to this Section 5.07 and any unauthorized use of the Retained Names Materials.

SECTION 5.08. Certain Post-Closing Obligations.

(a) The Confidentiality Agreement shall terminate effective as of the Closing and, for a period of five (5) years after the Closing, each of Seller Parent and Buyer shall, and shall cause its Subsidiaries to, maintain in confidence any non-public information related to the Business (in the case of Seller Parent and its Subsidiaries) or the Retained Business (in the case of Buyer and its Subsidiaries), and to use such non-public information only to the extent necessary to perform their respective obligations pursuant to this Agreement and the other Transaction Documents; provided that such confidentiality obligations shall not apply to information that (A) was or becomes generally available to the public other than as a result of a disclosure by Seller Parent or Buyer, as applicable, in breach of this Agreement, (B) becomes available to Seller Parent or Buyer, as applicable, or its Representatives after the Closing Date on a nonconfidential basis from a source other than the other Party or its Representatives, provided that such source is believed by Seller Parent or Buyer, as applicable, and such Representatives after reasonable inquiry not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the other Party or its Subsidiaries with respect to such information, or (C) was independently developed by Seller Parent or Buyer, as applicable, or its Representatives on behalf of Seller Parent or Buyer, as applicable, without reference to, incorporation of or other use of any such non-public information; provided further, that each of Seller Parent and Buyer may, and may permit its Subsidiaries to, disclose such information:

(i) to the extent consented to in advance in writing by Buyer (in the case of disclosure by Seller Parent or any of its Subsidiaries) or Seller Parent (in the case of disclosure by Buyer or any of its Subsidiaries);

(ii) to its Representatives who need to know such information for purposes of the Transactions, provided that (A) such Representatives agree to maintain such information in confidence and (B) Seller Parent or Buyer, as applicable, shall be liable for any breach of the terms of this Section 5.08(a) by its Representatives; and

(iii) to the extent required by applicable Law, Order, stock exchange rule or other applicable legal, judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), provided that Seller Parent, Buyer or its Representative, as applicable, will (A) to the extent legally permitted, provide the other Party with prompt written notice thereof prior to making such disclosure so that such other Party may seek (at such other Party’s sole expense) an appropriate protective order or other assurance that confidential treatment will be accorded to such information, (B) use reasonable best efforts to consult and cooperate (at the other Party’s sole expense) with such other Party to the extent legally permitted with respect to such other Party seeking such a protective order, assurance or other remedy or taking steps to resist or narrow the scope of such requirement and (C) to the extent legally permitted, not oppose any action by the other Party to obtain such a protective order, assurance or other remedy. If a protective order, other reliable assurance or other remedy is not obtained and the terms of this Section 5.08(a)(iii) are not waived by the Party entitled to enforce such terms and subject to the disclosing Party’s compliance with the preceding sentence, the disclosing Party or its Representatives, as the case may be, (A) may disclose such information only to the extent legally required, based on the advice of legal counsel of the disclosing Party or such Representative, (B) will exercise reasonable best efforts (at the other Party’s sole expense) to obtain assurance that confidential treatment will be accorded to such information that is being disclosed and (C) will, to the extent legally permitted, give advance notice to the other Party of the information to be disclosed, or the proposed disclosure itself (as applicable), as far in advance as is reasonably practicable.

(b) After the Closing Date and for the period set forth on Section 5.08(b) of the Seller Parent Disclosure Letter, Seller Parent shall, and shall cause its Subsidiaries to, comply with the obligations set forth on Section 5.08(b) of the Seller Parent Disclosure Letter.

(c) After the Closing Date and within the respective periods set forth on Section 5.08(c) of the Seller Parent Disclosure Letter, Buyer shall, and shall cause its Subsidiaries to, comply with the obligations set forth on Section 5.08(c) of the Seller Parent Disclosure Letter.

(d) After the Closing Date and within the respective periods set forth on Annex C under the heading “Post-Closing Indian Actions”, Buyer shall, and shall cause its Subsidiaries to, comply with the obligations set forth on Annex C under the heading “Post-Closing Indian Actions”.

SECTION 5.09. Termination of Intercompany Arrangements. Between the date of this Agreement and the Closing, (a) except (i) for the Intercompany Accounts set forth on Section 5.09(a) of the Seller Parent Disclosure Letter, (ii) as otherwise set forth in the other Transaction Documents or (iii) as Buyer and Seller Parent may mutually agree in writing prior to the Closing, Seller Parent and its Affiliates (other than the Business Companies), on the one hand, and the Business Companies, on the other hand, shall, effective as of the Closing, eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Business Companies, on the one hand, and Seller Parent and its Affiliates (other than the Business Companies), on the other hand, do not have any further liability to one another in respect of such Intercompany Accounts as of the Closing and (b) except (i) for the Contracts set forth on Section 5.09(b) of the Seller Parent Disclosure Letter, (ii) as otherwise set forth in the other Transaction Documents, (iii) as needed to perform the Transition Services or (iv) as Buyer and Seller Parent may mutually agree in writing prior to the Closing, the Business Intercompany Contracts shall be terminated in their entirety and shall be without further force or effect, without any further obligations or liabilities of Seller Parent or any of its Affiliates (other than the Business Companies), on the one hand, and Buyer or any of its Subsidiaries (including, following the Closing, the Business Companies), on the other hand, following the Closing. Notwithstanding anything to the contrary herein, this Section 5.09 shall not apply to (a) intercompany accounts, balances or Contracts to the extent solely between or among any of the Business Companies, (b) any Transaction Documents or (c) any Contracts to which any Person other than the Parties and their respective Affiliates is a party.

SECTION 5.10. Resignations. Between the date of this Agreement and the Closing, Seller Parent shall cause to be delivered to Buyer on the Closing Date resignation letters or other removals of all members of the board of directors (or comparable governing body) of each Business Company and all officers of each Business Company, such resignation letters or other removals to be effective concurrently with the Closing.

SECTION 5.11. Insurance. Except as expressly provided in the Transition Services Agreement, the coverage under all insurance policies arranged or maintained by Seller Parent or any of its Subsidiaries, including any insurance policies which may be related in any way to the Business Companies or the Business, is only for the benefit of Seller Parent and its Subsidiaries, and not for the benefit of Buyer or any of its Subsidiaries (including, following the Closing, the Business Companies) and Buyer agrees not to seek, through any means, to benefit from any of Seller Parent’s or its Subsidiaries’ insurance policies, including any such policies which may provide coverage for claims relating in any way to the Business Companies or the Business.

SECTION 5.12. Wrong Pockets.

(a) Subject to Section 1.09, for a period of up to four (4) years following the Closing, if either Buyer or Seller Parent becomes aware that any of the Transferred Assets has not been transferred to Buyer or any of its Subsidiaries or that any of the Excluded Assets has been transferred to Buyer or any of its Subsidiaries, it shall promptly notify the other Party and Buyer and Seller Parent shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior third-party consent or approval, to Buyer or one of its wholly owned Subsidiaries (in the case of any such Transferred Asset) or Seller Parent or one of its Affiliates (in the case of any such Excluded Asset).

(b) In the event that, on or after the Closing Date, Buyer or any of its Subsidiaries, on the one hand, or Seller Parent or any of its Subsidiaries, on the other hand, shall receive any payments or other funds due to the other Party pursuant to the terms of this Agreement or any of the other Transaction Documents, then it shall, or shall cause its applicable Subsidiary to, promptly forward such funds to such other Party.

(c) The Parties acknowledge and agree there is no right of offset regarding any transfers or payments pursuant to this Section 5.12 and a Party may not withhold assets or funds required to be transferred or forwarded pursuant to this Section 5.12 in the event there is a dispute regarding any other issue under any of the Transaction Documents.

SECTION 5.13. Financing Cooperation.

(a) Buyer and its Subsidiaries shall undertake one or more separate debt financings for the purpose of funding, together with the proceeds of the Equity Financings and cash on hand, the Required Payments, which Debt Financings shall be (i) in the form of private notes or bonds, syndicated loans or bank or other private Indebtedness (and commitments in respect thereof) and (ii) subject only to those conditions set forth in the Equity Financing Letters and other conditions customary for comparable debt financings (such debt financings, collectively, the “Debt Financing” and, together with the Equity Financings, the “Financing”). Without limiting Buyer’s obligations to obtain the Debt Financing, in the event that Buyer has not, within two (2) months after the delivery to Buyer of the Required Information, secured Debt Financing or commitments in respect of Debt Financing, or both, for at least $1,200,000,000

(one billion two hundred million dollars) of aggregate net proceeds to Buyer and its Subsidiaries (when funded), Seller Parent shall be permitted (but not obligated), following written notice to Buyer after the completion of such two-month period, to undertake one or more separate debt financings for net proceeds equal to such shortfall (but in no event more than $200,000,000 (two hundred million dollars), unless consented to in writing by Buyer prior to the incurrence thereof), and cause one or both of the Acquired Companies to be the obligor(s) under such Indebtedness as of the Closing (any such Indebtedness, the “Assumed Indebtedness”). In the event Seller Parent delivers written notice in accordance with the immediately preceding sentence, Buyer shall cooperate with Seller Parent in connection with the arrangement, syndication, obtainment and consummation of such financing, in accordance with Section 5.13(b), mutatis mutandis.

(b) Prior to the Closing, Seller Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide, and shall use reasonable best efforts to cause its and their respective Representatives to use reasonable best efforts to provide, to Buyer and its Subsidiaries all cooperation reasonably requested by Buyer in connection with the arrangement, syndication, obtainment and consummation of the Debt Financing, including using reasonable best efforts in:

(i) assisting Buyer, any of its Subsidiaries or the Debt Financing Sources in their preparation of customary rating agency presentation materials, road show materials, private placement memoranda, bank information memoranda, projections, bank syndication materials and other similar private offering memoranda and offering documents, and all supplements related to any of the foregoing, in each case, in connection with any such Debt Financing (provided that financial information shall be limited to the information required by clause (iii) below);

(ii) cooperating with customary marketing efforts of Buyer, any of its Subsidiaries or any of the Debt Financing Sources for any such Debt Financing, including causing representatives of management of Seller Parent and its Subsidiaries with appropriate seniority and expertise to assist in preparation for, and to participate in, a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, in each case, upon reasonable advance notice and at mutually agreeable dates, times and locations, and using reasonable best efforts to utilize Seller Parent’s existing lender and investment banking relationships in syndication efforts;

(iii) providing, or causing to be provided, to Buyer (and permitting Buyer to provide to the Debt Financing Sources) (A) the Required Information (and Seller Parent hereby authorizes Buyer to provide the Debt Financing Sources the Required Information), (B) all other pertinent and customary information (other than financial statements), to the extent reasonably available to Seller Parent or any Business Company, regarding the Seller Parent, the Business Companies or the Business, as may be reasonably requested by Buyer, any of Buyer’s Subsidiaries or any of the Debt Financing Sources in connection with any such Debt Financing, including any such information relating to the Business reasonably necessary to permit Buyer or its Affiliates to prepare pro forma financial information customary for Debt Financings of the applicable type giving effect to the Transactions, (C) all materials and documentation about the Business and the Business Companies required under applicable “know your customer” and anti-money laundering Laws, including the Patriot Act, to the extent reasonably requested by Buyer, any of Buyer’s Subsidiaries or any of the Debt Financing Sources not less than five (5) Business Days prior to the Closing Date and (D) all such information amending or supplementing any information described in clause (A), (B) or (C) above, or any information delivered pursuant to this clause (D), to the extent such information (excluding any projections, forecasts, pro forma financial information and other forward-looking information), to the Knowledge of Seller Parent, is not correct in all material respects, contains any untrue statement of material fact or omits to state any material fact necessary to make such information not misleading;

(iv) cooperating with the Debt Financing Sources’ reasonable due diligence investigation of the Business Companies;

(v) (A) causing the Business Companies to execute and deliver any definitive documents facilitating the borrowing or guarantee by the Business Companies or the pledging of collateral as may be reasonably requested by Buyer in connection with any such Debt Financing, (B) permitting the information provided pursuant to clause (iii) above to be used by Buyer and the Debt Financing Sources in the preparation of customary definitive financing documentation and the completion of any schedules, exhibits or annexes thereto (including a customary perfection certificate) and (C) permitting any officers of the Business Companies who will be officers of the Business Companies immediately after the Closing to execute and deliver any other customary documentation in connection with such Debt Financing, including any customary closing officer’s certificates and secretary’s certificates prepared by Buyer (including certification of organizational authorization, organizational documents and good standing certificates) of the Business Companies, and taking corporate action to authorize the borrowing and guarantees of the Debt Financing; provided that, in the case of clauses (A), (B) and (C), such borrowings, guarantees and documentation and such corporate action shall be effective no earlier than the Closing.

(vi) causing the registered public accounting firm that has audited the Required Information to (A) provide customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to the Required Information, and (B) participate in a manner consistent with their customary practice in accounting due diligence sessions in connection with any such Debt Financing, in each case, as reasonably requested by Buyer, any of its Subsidiaries or any of the Debt Financing Sources;

(vii) providing customary authorization letters as reasonably requested by the Debt Financing Sources authorizing the distribution of information to prospective Debt Financing Sources; and

(viii) permitting the information provided pursuant to clause (iii) above to be used by Buyer to assist Buyer and its counsel with obtaining customary legal opinions required to be delivered in connection with any such Debt Financing; and

(ix) reasonably cooperating with Buyer, its Subsidiaries and the Debt Financing Sources to satisfy any customary conditions precedent to the Debt Financing that are within their control.

(c) Notwithstanding anything to the contrary herein, nothing in this Section 5.13 shall require any such cooperation that could result in Seller Parent or any of its Subsidiaries being required to (i) take any action to the extent such action would reasonably be expected to (A) unreasonably interfere with the ongoing business or operations of Seller Parent or any of its Subsidiaries, (B) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege of Seller Parent or any of its Subsidiaries or conflict with any third-party confidentiality obligations (not created in contemplation hereof) applicable to Seller Parent or any of its Subsidiaries (provided that Seller Parent shall notify Buyer if any such information that Buyer or any of the Debt Financing Sources has specifically identified and requested is being withheld as a result of any such legal privilege or any such confidentiality obligation, as applicable, and shall use reasonable best efforts to communicate the applicable information in a manner that does not jeopardize any such legal privilege or violate any such confidentiality obligation), (C) subject to the parenthetical in clause (iii) below, cause Seller Parent or any of its Subsidiaries to incur any actual or potential liability (except for an incurrence solely by a Business Company that is effective solely following the Closing), (D) conflict with, violate or result in a breach of or default (with or without notice or lapse of time or both) under any organizational or similar documents of Seller Parent or any of its Subsidiaries, any applicable Law or Order or any material Contract to which Seller Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound, (E) require Seller Parent or any of its Subsidiaries to change any fiscal period (provided this Section 5.13 shall not prevent Buyer from changing the fiscal period of any Business Company to the extent effective solely following the Closing), (F) cause any representation or warranty contained in Article II to be inaccurate or breached, any closing condition contained in Article VI to fail to be satisfied or any other breach of this Agreement (unless, in each case, waived in writing in advance by Buyer for all purposes of this Agreement) or (G) prevent or impede the Intended Tax Treatment, (ii) except as provided in Section 5.13(b)(v), pledge any assets as collateral, (iii) pay any commitment or other similar fee, bear any cost or expense (other than (A) costs and expenses for the production and delivery of the Required Information, all of which costs and expenses shall be borne by Seller Parent or the Business Companies, and (B) any expense (1) for which Buyer or any of its Subsidiaries is obligated to reimburse Seller Parent or (2) for which funds are provided in advance by Buyer or any of its Subsidiaries to Seller Parent), incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing or any other Financing (except, in each case, for any liability or indemnity of a Business Company that is effective solely following the Closing), (iv) waive or amend any terms of this Agreement or any other Transaction Document, (v) except as agreed by Seller Parent in any authorization letter contemplated by Section 5.13(b)(vii), commit to take any action under any certificate, document or instrument related to the Debt Financing or any other Financing (other than commitments solely by the Business Companies that are effective solely following the Closing), (vi) pass resolutions or consents to (A) approve the Debt Financing or any other Financing or (B) authorize, enter into or deliver any agreements, documents, certificates or actions in connection therewith (other than resolutions or consents passed, authorized, entered into or delivered, as applicable, solely by any director, manager or equivalent of any of the Business Companies who will continue in such a position following the Closing that are effective solely following the Closing), (vii) deliver any legal opinion or negative assurance letter or (viii) except as expressly contemplated by Section 5.13(b)(iii), provide any information of any type, or in any form, condition or format, that is not readily available to Seller Parent or any Business Company. Seller Parent shall have the right to consent to the use of its and its Subsidiaries’ logos and other Intellectual Property in connection with the Debt Financing contemplated by Section 5.13(b) (such consent not to be unreasonably withheld, delayed or conditioned).

(d) Buyer shall promptly, upon request by Seller Parent, reimburse Seller Parent for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees and expenses) incurred by Seller Parent or any of its Representatives in connection with the Debt Financing or any other Financing, including the cooperation contemplated by Section 5.13(b), except for the costs and expenses for the production and delivery of the Required Information, and shall indemnify and hold harmless each of Seller Parent and its Representatives from and against any and all claims, losses, liabilities, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) that Seller Parent or any of its Representatives may incur or suffer in connection with the arrangement of the Debt Financing or any other Financing or any information used in connection therewith, other than to the extent any such claims, losses, liabilities, damages, judgments, fines, penalties, costs or expenses are the result of the gross negligence or willful misconduct of Seller Parent or its Representatives.

SECTION 5.14. Serum Transaction. From the date hereof until the earlier of the consummation of the Serum Transaction or the termination of the Serum Transaction Agreements in accordance with this Agreement, including this Section 5.14:

(a) Subject to Section 5.14(b) and Section 5.14(c), Buyer shall use reasonable best efforts to (i) take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Serum Transaction Agreements in doing, all things necessary, proper or advisable to cause the conditions to the closing of the Serum Transaction to be satisfied as promptly as practicable and (ii) consummate and make effective the Serum Transaction, in the most expeditious manner practicable and upon the terms and subject to the conditions set forth in the Serum Transaction Agreements; and

(b) Unless required by applicable Law or Order, without Seller Parent’s prior written consent, Buyer shall not, and shall cause its Affiliates not to (i) amend, supplement or otherwise modify, or waive any material rights under, any Serum Transaction Agreement, (ii) terminate any Serum Transaction Agreement or (iii) in connection with obtaining any material consents or approvals for the Serum Transaction, agree or consent to, or offer to agree or consent to, the taking of any action or the imposition of any terms, conditions, limitations or standards of service, which, in the case of each of clauses (i) and (iii), would reasonably be expected to have a material and adverse impact on the business, financial condition or results of operations of Buyer and its Subsidiaries, taken as a whole, on a pro forma basis assuming the Serum Transactions were consummated.

SECTION 5.15. Replacement of Seller Guaranties. As promptly as practicable after the date of this Agreement, Seller Parent shall identify for Buyer and Buyer shall use reasonable best efforts (and Seller Parent shall reasonably cooperate with Buyer) so as to cause the replacement, effective prior to the termination of the last Transition Service under the Transition Services Agreement pursuant to its terms, of all guaranties, letters of credit and other sureties provided by Seller Parent or any of its Subsidiaries other than the Business Companies in respect of any Business Company, Transferred Asset or Assumed Liability (the “Credit Support Items”); provided, that, if any Credit Support Item is not replaced effective as of the Closing, Buyer shall use its reasonable best efforts (and Seller Parent shall reasonably cooperate with Buyer) to replace such Credit Support Item promptly after the Closing and, from and after the Closing, Buyer shall indemnify and hold harmless Seller Parent and its Subsidiaries from and against any and all claims, losses, liabilities, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) Seller Parent or any of its Subsidiaries may incur or suffer relating to such Credit Support Item.

SECTION 5.16. Transition Services and Reverse Transition Services. During the period following the date of this Agreement and prior to the Closing Date, the Parties shall cooperate and negotiate in good faith to cause the TSA Management Committee to (a) draft and agree to Schedule A to the Transition Services Agreement, setting forth full descriptions of the Transition Services (including, with respect to each service, a description of such service and the termination date for such service), which schedules shall be consistent with the terms of, and shall be based on the service categories and summaries set forth on Schedule A to, the form of Transition Services Agreement attached as Exhibit VII hereto, (b) in connection therewith determine TSA Delayed Assets that will be used to perform Transition Services and (c) determine whether a Reverse Transition Services Agreement is required and, if so, draft and agree to the Reverse Transition Services Agreement and Schedule A to the Reverse Transition Services Agreement, setting forth full descriptions of the Reverse Transition Services (including, with respect to each service, a description of such service and the termination date for such service).

SECTION 5.17. Pre-Closing Indian Actions. Following the date of this Agreement and within the respective periods set forth on Annex C under the heading “Pre-Closing Indian Actions”, Buyer shall, and shall cause its Subsidiaries to, comply with the obligations set forth on Annex C under the heading “Pre-Closing Indian Actions”.

SECTION 5.18. Post-Closing Business Financial Information. For a period of three (3) years after the Closing, Seller Parent shall, and shall cause its Affiliates to, use reasonable best efforts to cooperate with the Buyer as reasonably requested by the Buyer in connection with the Buyer’s preparation of historical financial statements and pro forma financial information with respect to the Business pursuant to applicable Law, including using reasonable best efforts to (i) permit the Buyer to use the Required Information, (ii) cause the registered public accounting firm that has audited the Required Information to, at Buyer’s cost and expense, (A) provide customary comfort letters with respect to the Required Information and (B) participate in a manner consistent with their customary practice in accounting due diligence sessions and (iii) reasonably assist the Buyer and its accountants in the preparation of pro forma financial information in respect of the fiscal year of Buyer in which the Closing occurs, giving effect to the Transactions, in the case of each of clause (i), (ii) and (iii), as reasonably requested by Buyer for purposes of any public equity securities offerings by the Buyer for which disclosure of the Required Information is reasonably necessary or advisable.

SECTION 5.19. Seller Parent/Buyer Contracts(a) . The Parties shall cooperate to terminate, effective as of the Closing (or such other date as the Parties shall mutually agree in writing) all Seller Parent/Buyer Contracts. Notwithstanding the immediately preceding sentence, if mutually agreed by Seller Parent and Buyer prior to the Closing, all or certain of the Seller Parent/Buyer Contracts may instead be assigned to Buyer or its Subsidiaries or assigned to ROW Acquired Company at the Closing, rather than being terminated effective as of the Closing. Except as set forth on Section 5.19 of the Buyer Disclosure Letter, any termination or assignment pursuant to this Section 5.19 shall (a) be for no additional consideration and (b) automatically result in (i) the termination of all liability of Seller Parent and its Affiliates under the Seller Parent/Buyer Contracts, whether contingent, accrued or otherwise, (ii) the termination of all liabilities of the Parties and their respective Affiliates to one another under the Seller Parent/Buyer Contracts, whether contingent, accrued or otherwise, (iii) the termination of all rights of Seller Parent and its Affiliates under the Seller Parent/Buyer Contracts and (iv) without limiting the generality of the foregoing, the waiver by the Parties and their Affiliates of any claims they may have against one another under the Seller Parent/Buyer Contracts. In connection with the foregoing, the Parties agree that all jointly owned or developed Intellectual Property under any Seller Parent/Buyer Contracts shall vest solely in Buyer. Notwithstanding anything to the contrary herein, the procedures set forth in Section 1.06 with respect to the Closing Collaboration Adjustment Amount shall be the sole and exclusive remedy of the Parties for any Seller Parent/Buyer Contracts Amounts (including the Closing Collaboration Adjustment Amount), including any disputes related thereto.

SECTION 5.20. Certain Contracts. Between the date of this Agreement and the Closing Date, the Parties shall use reasonable best efforts to prepare, and to enter into at the Closing (effective only upon the consummation of the Closing), the Contract described on Section 5.20 of the Seller Parent Disclosure Letter.

SECTION 5.21. Further Assurances. In connection with or following the Closing, each Party shall, at the request of the other Party, execute such further documents, and perform such further acts, as may be reasonably necessary to give full effect to the Transactions. Without limiting the generality of the foregoing, to the extent required under applicable Law or as otherwise reasonably necessary to effect the Transaction, the parties shall use reasonable best efforts to execute and deliver, or cause their respective Affiliates to execute and deliver, such transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, novation, transfer, conveyance, assumption and delivery (the “Business Transfer Documents”) as are necessary to effect any transfer of the Transferred Assets or any assumption of the Assumed Liabilities at the Closing (by means of the Acquisition) or such other time for transfer or assumption as contemplated by Section 1.09 (in accordance with the terms of Section 1.09), in each case, upon the terms and subject to the conditions set forth in this Agreement. The Business Transfer Documents shall be in form and substance reasonably agreed to by Parties and as is usual and customary in the applicable jurisdiction; provided that the Parties agree and acknowledge that the Business Transfer Documents are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable Law and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. In the event of any inconsistency between this Agreement and a Business Transfer Document, this Agreement shall control.

ARTICLE VI

Conditions to Closing

SECTION 6.01. Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by such Party) on or prior to the Closing Date of the following conditions:

(a) Antitrust Approval. Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and the Foreign Antitrust Approvals set forth on Section 6.01(a) of the Seller Parent Disclosure Letter shall have been obtained.

(b) Other Approvals. The Consents set forth on Section 6.01(b) of the Seller Parent Disclosure Letter shall have been obtained.

(c) No Restraints. No Law or Order issued by any Governmental Entity of competent jurisdiction enjoining, restraining or otherwise prohibiting the consummation of the Closing shall be in effect (collectively, “Restraints”), and no Law or Order issued by any Governmental Entity of competent jurisdiction shall be in effect which would reasonably be expected to result in a Substantial Detriment.

(d) Business Internal Reorganization. The Business Internal Reorganization shall have been consummated in all material respects in accordance with Section 5.03 and Buyer shall have received a certificate signed on behalf of Seller Parent by a duly authorized officer of Seller Parent to the effect that this condition has been satisfied.

SECTION 6.02. Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Closing is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Buyer) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Seller Parent. (i) The representations and warranties of Seller Parent contained in Article II (other than the Seller Parent Fundamental Representations), without regard to any materiality or “Business Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date, except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (ii) the Seller Parent Fundamental Representations (other than the Seller Parent Fundamental Representations set forth in clauses (iii) and (iv) below), without regard to any materiality or “Business Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct in all material respects as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date, (iii) the representations and warranties of Seller Parent set forth in Section 2.03 (Acquired Equity Interests; Capitalization), without regard to any materiality or “Business Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date, except for de minimis inaccuracies, and (iv) the representations and warranties of Seller Parent set forth in Section 2.11(a) (Absence of Certain Changes) shall be true and correct as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date. Buyer shall have received a certificate signed on behalf of Seller Parent by a duly authorized officer of Seller Parent to the effect that this condition has been satisfied.

(b) Performance of Obligations of Seller Parent. Seller Parent shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing. Buyer shall have received a certificate signed on behalf of Seller Parent by a duly authorized officer of Seller Parent to the effect that this condition has been satisfied.

(c) Closing Deliverables. Seller Parent shall have delivered, or caused to be delivered, to Buyer the Closing deliverables set forth in Section 1.04(b).

SECTION 6.03. Conditions to Obligations of Seller Parent. The obligation of Seller Parent to consummate the Closing is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller Parent) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Buyer. (i) The representations and warranties of Buyer contained in Article III (other than the Buyer Fundamental Representations), without regard to any materiality or “Buyer Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date, except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, (ii) the Buyer Fundamental Representations (other than the Buyer Fundamental Representations set forth in clauses (iii) and (iv) below) without regard to any materiality or “Buyer Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct in all material respects as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date, (iii) the representations and warranties of Buyer set forth in Section 3.03 (Stock Consideration; Capitalization), without regard to any materiality or “Buyer Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date, except for de minimis inaccuracies, and (iv) the representations and warranties of Buyer set forth in Section 3.10(a) (Absence of Certain Changes) shall be true and correct as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, as of such earlier date) as though made on the Closing Date. Seller Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing. Seller Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

(c) Closing Deliverables. Buyer shall have delivered, or caused to be delivered, to Seller Parent the Closing deliverables set forth in Section 1.04(a).

(d) Equity Financing. Each Equity Financing shall have been consummated in accordance with the applicable Equity Financing Letter. Seller Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

(e) Serum Transaction. The Serum Transaction Agreements shall be, to the Knowledge of the Buyer, in full force and effect, subject to the Enforceability Exceptions, and no Law or Order issued by any Governmental Entity of competent jurisdiction enjoining, restraining or otherwise prohibiting the consummation of the closing of the Serum Transaction shall be in effect. Seller Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

(f) Buyer Debt Amount. The Net Indebtedness of Buyer and its Subsidiaries, on a consolidated basis, shall not exceed $1,700,000,000 (one billion seven hundred million dollars) (the “Buyer Debt Amount”) after giving effect to the Transactions and the Debt Financing. Seller Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

SECTION 6.04. Frustration of Closing Conditions. Neither Buyer, on the one hand, nor Seller Parent, on the other hand, may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by, or resulted from, such Person’s failure to act in good faith or such Person’s material breach of any of its representations, warranties, covenants or agreements hereunder.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller Parent and Buyer;

(b) by either Seller Parent or Buyer, by written notice to the other, if:

(i) the Closing has not occurred on or before 11:59 p.m., New York City time, on March 31, 2023 (the “Outside Date”); provided, however, that if the conditions set forth in Section 6.01(a), Section 6.01(b) (as it relates to Consents from Governmental Entities) or Section 6.01(c) (to the extent such Law or Order relates to the HSR Act, the Foreign Antitrust Approvals or the Consents from Governmental Entities contemplated by Section 6.01(b)) are not satisfied as of such date, then either Party may extend the Outside Date to 11:59 p.m., New York City time, on June 30, 2023 by delivering written notice to the other Party, which notice shall expressly reference extension of the Outside Date to June 30, 2023 pursuant to this Section 7.01(b)(i); provided further that a Party shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(i) if such Party has breached any of its representations, warranties, covenants or agreements hereunder and such breach has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(ii) any Governmental Entity of competent jurisdiction has issued any Order permanently enjoining, restraining or otherwise prohibiting the consummation of the Closing and such Order shall be in effect and have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used reasonable best efforts to prevent the entry of and to remove such Order in accordance with such Party’s obligations under this Agreement; or

(iii) if any Governmental Entity of competent jurisdiction has issued any Order which would reasonably be expected to result in a Substantial Detriment and such Order shall be in effect and have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.01(b)(iii) shall have used reasonable best efforts to prevent the entry of and to remove such Order in accordance with such Party’s obligations under this Agreement;

(c) by Buyer, by written notice to Seller Parent, if Seller Parent shall have breached any of its representations, warranties, covenants or agreements hereunder, which breach (i) would give rise to the failure of a condition contained in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date or, if capable of being cured by the Outside Date, Seller Parent shall not have cured such breach within sixty (60) days following receipt by Seller Parent of written notice of such breach from Buyer stating Buyer’s intention to terminate this Agreement pursuant to this Section 7.01(c) and the basis for such termination; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Buyer is then in breach of any of its representations, warranties, covenants or agreements hereunder; or

(d) by Seller Parent, by written notice to Buyer, if Buyer shall have breached any of its representations, warranties, covenants or agreements hereunder, or Buyer or any of its Affiliates shall have breached any of its representations, warranties, covenants or agreements under any other Transaction Documents, which breach (i) would give rise to the failure of a condition contained in Section 6.03(a), 6.03(b) or 6.03(d) and (ii) is incapable of being cured prior to the Outside Date or, if capable of being cured by the Outside Date, Buyer or such Affiliate, as applicable, shall not have cured such breach within sixty (60) days following receipt by Buyer of written notice of such breach from Seller Parent stating Seller Parent’s intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination; provided that Seller Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if Seller Parent is then in breach of any of its representations, warranties, covenants or agreements hereunder.

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement by either Seller Parent or Buyer as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of any Party, except that no such termination shall relieve any party from liabilities for damages to another party resulting from (a) willful misconduct or intentional breach of any covenant or agreement set forth in this Agreement or (b) Fraud. Notwithstanding the foregoing, each of the following shall survive any termination of this Agreement: Section 4.03(c) (Confidentiality), this Section 7.02 (Effect of Termination), Article IX (General Provisions) and the Confidentiality Agreement. Nothing in this Section 7.02 shall be deemed to impair the right of any Party to obtain an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

ARTICLE VIII

Indemnification

SECTION 8.01. Survival. The Parties, intending to modify any applicable statute of limitations, agree that all representations and warranties in this Agreement and in any certificates delivered pursuant hereto, and all covenants or agreements contained in this Agreement to be performed at or prior to the Closing, shall survive the Closing Date for a period of fifteen (15) months after the Closing Date; provided that any such representation, warranty, covenant or agreement that is the subject of any Claim with respect to which notice is delivered pursuant to this Article VIII prior to the expiration of the applicable survival period set forth in this Section 8.01 shall survive as to such Claim until such Claim has been finally resolved. All covenants and agreements contained in this Agreement that by their terms contemplate performance following the Closing or otherwise expressly by their terms survive the Closing will survive the Closing until performed in full in accordance with their respective terms or, as applicable, for such periods as may be set forth in such covenants and agreements. After the Closing, no Party may bring any Action seeking to rescind this Agreement, any of the other Transaction Documents or the Transactions, whether in contract or in tort or otherwise.

SECTION 8.02. Indemnification by Seller Parent. Seller Parent shall indemnify and hold harmless Buyer, its Subsidiaries and its and their respective directors (or similar positions), managers, officers, employees, accountants, consultants, attorneys, other advisors, agents and other representatives (collectively, the “Buyer Indemnitees”) from and against any and all Damages which any Buyer Indemnitee may incur or suffer to the extent such Damages arise out of or result from (a) any of the Retained Liabilities, (b) any breach of any representation or warranty made by Seller Parent contained in this Agreement as of the Closing Date (or, to the extent such representation or warranty expressly relates to an earlier date, as of such earlier date) or (c) any breach of any covenant or agreement of the Seller Parent contained in this Agreement. Notwithstanding that a claim for Damages may fall into multiple categories of this Section 8.02, a Buyer Indemnitee may recover such Damages one time only. Buyer shall take, and shall cause the other Buyer Indemnitees to take, all commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto; provided, however, that the reasonable and documented out-of-pocket costs and expenses of such mitigation shall constitute Damages for purposes of this Agreement.

SECTION 8.03. Indemnification by Buyer. Buyer shall indemnify and hold harmless Seller Parent, its Subsidiaries and its and their respective directors (or similar positions), managers, officers, employees, accountants, consultants, attorneys, other advisors, agents and other representatives (collectively, the “Seller Indemnitees”) from and against any and all Damages which any Seller Indemnitee may incur or suffer to the extent such Damages arise out of or result from (a) any of the Assumed Liabilities, (b) any breach of any representation or warranty made by Buyer contained in this Agreement as of the Closing Date (or, to the extent such representation or warranty expressly relates to an earlier date, as of such earlier date) or (c) any breach of any covenant or agreement of Buyer contained in this Agreement. Notwithstanding that a claim for Damages may fall into multiple categories of this Section 8.03, a Seller Indemnitee may recover such Damages one time only. Seller Parent shall take, and shall cause the other Seller Indemnitees to take, all commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto; provided, however, that the reasonable and documented out-of-pocket costs and expenses of such mitigation shall constitute Damages for purposes of this Agreement.

SECTION 8.04. Claims; Limitations on Indemnity.

(a) Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article VIII (the “Indemnified Party”) shall give prompt written notice to Seller Parent or Buyer, respectively (the “Indemnifying Party”), of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification under this Article VIII (a “Claim”) may be based. Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Damages, the provisions of this Agreement pursuant to which the claimant is entitled to indemnification and the specific basis for indemnification hereunder. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.

(b) Notwithstanding anything to the contrary contained in this Agreement:

(i) (A) the maximum aggregate amount of Damages that may be recovered from Seller Parent by the Buyer Indemnitees pursuant to Section 8.02(b) shall be $333,500,000 (three hundred thirty-three million five hundred thousand dollars) (the “Seller General Cap”); provided that the Seller General Cap shall not be applicable in respect of any breach of a Seller Parent Fundamental Representation and (B) the maximum aggregate amount of Damages that may be recovered from Seller Parent by the Buyer Indemnitees pursuant to Section 8.02(b) (for the avoidance of doubt, including in respect of any breach of the Seller Parent Fundamental Representations) and Section 8.02(c) shall be $3,335,000,000 (three billion three hundred thirty-five million dollars) (the “Seller Aggregate Cap”);

(ii) (A) the maximum aggregate amount of Damages that may be recovered from Buyer by the Seller Indemnitees pursuant to Section 8.03(b) or with respect to the Fundamental Tax Matters shall be $100,000,000 (one hundred million dollars) (the “Buyer General Cap”); provided that the Buyer General Cap shall not be applicable in respect of any breach of a Buyer Fundamental Representation; provided, further that any Damages in respect of Fundamental Tax Matters in excess of the General Cap shall be recoverable up to but not in excess of an additional $100,000,000 (one hundred million dollars) (the “Fundamental Tax Cap”) and (B) the maximum aggregate amount of Damages that may be recovered from Buyer by the Seller Indemnitees pursuant to Section 8.03(b) (for the avoidance of doubt, including in respect of any breach of the Buyer Fundamental Representations) and Section 8.03(c) shall be $1,000,000,000 (one billion dollars) (the “Buyer Aggregate Cap”);

(iii) Seller Parent shall not be liable to any Buyer Indemnitee pursuant to Section 8.02(b) for any Claim (A) unless and until the aggregate amount of indemnifiable Damages that may be recovered from Seller Parent by the Buyer Indemnitees (for the avoidance of doubt, not including any items not recoverable as a result of the immediately succeeding clause (B)) exceeds $41,687,500 (forty-one million six hundred eighty-seven thousand five hundred dollars) (the “Seller Basket Amount”), in which case Seller Parent shall be liable for any indemnifiable Damages exceeding the Seller Basket Amount in addition to the amount of Seller Basket Amount, or (B) for any individual item where the aggregate amount of indemnifiable Damages that may be recovered from Seller Parent by the Buyer Indemnitees is less than $500,000 (five hundred thousand dollars) (the “Seller De Minimis Amount”);

(iv) Buyer shall not be liable to any Seller Indemnitee pursuant to Section 8.03(b) for any Claim (A) unless and until the aggregate amount of indemnifiable Damages that may be recovered from Buyer by the Seller Indemnitees (for the avoidance of doubt, not including any items not recoverable as a result of the immediately succeeding clause (B)) exceeds $12,500,000 (twelve million five hundred thousand dollars) (the “Buyer Basket Amount”), in which case Buyer shall be liable for any indemnifiable Damages exceeding the Buyer Basket Amount in addition to the Buyer Basket Amount or (B) for any individual item where the aggregate amount of indemnifiable Damages that may be recovered from Buyer by the Seller Indemnitees is less than $150,000 (one hundred fifty thousand dollars) (the “Buyer De Minimis Amount”); and

(v) no Party shall have any liability under this Article VIII for any punitive, incidental, consequential, exemplary, special or indirect damages, including business interruption, diminution of value, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement (except to the extent actually awarded to a Governmental Entity or other third party in connection with a Third Party Claim).

(c) The amount of any and all Damages for purposes of this Article VIII shall be net of any amounts actually received by the Indemnified Party or its Affiliates from third parties with respect to such Damages (less any related costs and expenses, including the aggregate out-of-pocket cost of pursuing any related insurance claims and any related increases in insurance premiums). In any case where the Indemnified Party subsequently recovers from third parties any amount in respect of a Claim for which the Indemnifying Party has indemnified the Indemnified Party pursuant to this Article VIII, the Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (less any related costs and expenses, including the aggregate out-of-pocket cost of pursuing any related insurance claims and any related increases in insurance premiums), but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such Claim. Each Party hereby waives any subrogation rights that its insurer may have with respect to the other Party.

(d) For the avoidance of doubt, (i) indemnification by Seller Parent pursuant to Section 8.02(c) shall be subject to the Seller Aggregate Cap, but in no event shall indemnification by Seller Parent pursuant to Section 8.02(a) or (c) be subject to the Seller General Cap, the Seller Basket Amount or the Seller De Minimis Amount, (ii) indemnification by Buyer pursuant to Section 8.03(c) shall be subject to the Buyer Aggregate Cap, but in no event shall indemnification by Buyer pursuant to Section 8.03(a) or (c) be subject to the Buyer General Cap, the Buyer Basket Amount or the Buyer De Minimis Amount and (iii) indemnification by Buyer in respect of Fundamental Tax Matters shall be subject to the Buyer General Cap (and, if applicable, any Damages in excess of the Buyer General Cap shall be recoverable under (but subject to the capacity of) the Fundamental Tax Cap), but indemnification by Buyer for Fundamental Tax Matters shall in no event be subject to the Buyer Basket Amount or the Buyer De Minimis Amount.

SECTION 8.05. Third Party Claims.

(a) In order for an Indemnified Party to be entitled to any indemnification under this Article VIII with respect to a claim made by any third party against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the Indemnifying Party pursuant to Section 8.04(a) promptly after receipt by such Indemnified Party of notice of the Third Party Claim, which notice pursuant to Section 8.04(a) shall be accompanied by a copy of all correspondence and documentation related to such Third Party Claim. In connection with the delivery of such notice, the Indemnified Party shall use reasonable best efforts to provide to the Indemnifying Party such other necessary information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that the Indemnifying Party is prejudiced by such failure.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, with full authority to conduct such defense and to settle or otherwise dispose of the same, and the Indemnified Party shall reasonably cooperate in such defense; provided that, (i) the Indemnifying Party shall not have the right to assume the defense of any Third Party Claim that (1) seeks an injunction or other equitable relief against the Indemnified Party (other than an injunction or other equitable relief that is incidental to monetary damages as the primary relief sought) or (2) seeks an amount in damages greater than the Seller Aggregate Cap or the Buyer Aggregate Cap, as applicable, and (ii) the Indemnifying Party may not consent to the entry of any Order or enter into any settlement with respect to any Third Party Claim except in accordance with Section 8.05(d). In the event any Third Party Claim is asserted directly by or on behalf of a Person that is a material supplier or material customer of the Business and the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnifying Party will consult with the Indemnified Party regarding any such defense. If the Indemnifying Party elects not to assume the defense of any Third Party Claim, the Indemnifying Party shall have the right to participate in the defense of such Third Party Claim at its own expense and the Indemnified Party will consult with the Indemnifying Party regarding any such defense, including prior to settling or otherwise disposing of such Third Party Claim.

(c) If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ one separate co-counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party; provided that, if in the reasonable opinion of counsel for the Indemnified Party, there is a conflict of interest between the Indemnified Party and the Indemnifying Party in connection with the defense of such Third Party Claim, the Indemnifying Party shall be responsible for the reasonable fees and expenses of one counsel to such Indemnified Party in connection with such defense. The Seller Parent and the Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim subject to this Section 8.05, including providing copies of all correspondence and documentation relating thereto, without expense (other than reimbursement of actual out of pocket expenses).

(d) Notwithstanding any other provision of this Agreement, (i) the Indemnified Party shall not settle, or make any admission of liability, agreement or compromise in respect of, any Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned) and (ii) the Indemnifying Party shall not, in defense of any Third Party Claim, without the prior written consent of the of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned), consent to the entry of any Order or enter into any settlement (A) which provides for an injunction or other equitable relief against the Indemnified Party, (B) does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof or (C) includes any admission of wrongdoing or misconduct by the Indemnified Party.

SECTION 8.06. Direct Claims. In the event any Indemnified Party should have a claim against any Indemnifying Party under this Article VIII that does not involve or result from a Third Party Claim against such Indemnified Party (a “Direct Claim”), the Indemnified Party shall deliver notice thereof pursuant to Section 8.04(a). In connection with the delivery of such notice, the Indemnified Party shall use reasonable best efforts to provide to the Indemnifying Party such other necessary information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnifying Party shall use reasonable best efforts to respond to such notice in writing within thirty (30) days of receipt of such notice. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any Direct Claim and in otherwise resolving such Direct Claim. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. If the Indemnifying Party does not so respond within such thirty (30)-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case either Party shall be free to pursue an Action in accordance with Article IX. If the Indemnifying Party delivers written notice rejecting any Direct Claim within such thirty (30)-day period, the Indemnified Party and the Indemnifying Party shall attempt to resolve in good faith such Direct Claim within forty-five (45) days of the Indemnified Party receiving such rejection notice and, if such Direct Claim is not resolved within such forty-five (45)-day period, then either Party shall be free to pursue an Action in accordance with Article IX.

SECTION 8.07. Limitation, Exclusivity, No Duplicate Recovery. No Claim for indemnification pursuant to Section 8.02(b), 8.02(c), 8.03(b) or 8.03(c) shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party in accordance with this Article VIII prior to the expiration of the survival period set forth in Section 8.01 that applies to such Claim. This Article VIII and Sections 1.03, 5.03, 5.06, 5.07, 5.13(d) and 5.15 provide the exclusive means by which a Party may assert and remedy claims of any nature whatsoever relating to the Transactions following the Closing (other than disputes related to adjustments of the Estimated Closing Cash Consideration pursuant to Section 1.06, which shall be governed by the terms of Section 1.06); provided, however, that the foregoing in this Section 8.07 shall not preclude any Party from seeking (a) any relief other than monetary damages (including injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement) when such relief is otherwise available under this Agreement, (b) any remedy in the case of Fraud or (c) any remedy in accordance with any Transaction Document (other than this Agreement) or the Confidentiality Agreement. Any claim for indemnification pursuant to Sections 1.03, 5.03, 5.06, 5.07, 5.13(d) and 5.15 shall be subject to the procedures set forth in Sections 8.05 and 8.06, as applicable. Notwithstanding anything to the contrary herein, in no event shall any Indemnified Party be entitled to indemnification under this Article VIII with respect to the items required to be included or reflected in the calculation of the Working Capital Adjustment Amount, the Assumed Indebtedness Amount, any Seller Parent/Buyer Contracts Amounts (including the Closing Collaboration Adjustment Amount) or the Final Closing Cash Consideration.

SECTION 8.08. Calculation of Damages. For purposes of determining the amount of Damages in respect of indemnification under this Article VIII, but not for purposes of determining whether a breach of the terms of this Agreement has occurred, the representations and warranties contained in this Agreement shall be deemed to have been made without any qualifications as to “material”, “materiality”, “Business Material Adverse Effect”, “Buyer Material Adverse Effect” or similar qualifications (other than (a) any instance in which such qualifications qualify any list (or any component thereof), including any list to be set forth in the Seller Parent Disclosure Letter or the Buyer Disclosure Letter, as applicable, (b) references to any “Business Material Contract” or “Buyer Material Contract” and (c) for purposes of Section 2.11(a) (Absence of Certain Changes) and Section 3.10(a) (Absence of Certain Changes)).

SECTION 8.09. Right of Offset. In the event that a Buyer Indemnified Party is entitled to indemnification under this Article VIII (and, for the avoidance of doubt, such entitlement is not the subject of dispute by Seller Parent), then Buyer shall have the right (but not the obligation) to offset the amount of such Damages from the amount payable as Future Cash Consideration.

SECTION 8.10. Tax Treatment of Indemnity Payments. For Tax purposes, any indemnity payment under this Agreement shall be treated as an adjustment to the Final Closing Cash Consideration.

ARTICLE IX

General Provisions

SECTION 9.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other Party in accordance with this Section 9.01):

(a)	if to Buyer, to:

Biocon Biologics Limited

Biocon House, Ground Floor

Tower-3, Semicon Park Electronic City

Phase—II, Hosur Road, Bangalore 560 100

Attention:           Chinappa MB

Email:                 mb.chinappa@biocon.com

with a copy, which shall not constitute notice, to:

Goodwin Procter (UK) LLP

100 Cheapside

London EC2V 6DY

Attention:           Graham Defries

                             Michael R. Patrone

Email:                 GDefries@goodwinlaw.com

                             MPatrone@goodwinlaw.com

(b)	if to Seller Parent, to:

Viatris Inc.

1000 Mylan Boulevard

Canonsburg, PA 15317, United States

Attention: Brian S. Roman, Esq., Global General Counsel

Email: Brian.Roman@viatris.com

with a copy, which shall not constitute notice, to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:         Mark I. Greene, Esq.

                           Aaron M. Gruber, Esq.

Email:              MGreene@cravath.com

                          AGruber@cravath.com

SECTION 9.02. Certain Definitions. For the purposes of this Agreement:

“Accounting Principles” means (a) the specific accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth in Section 9.02(a) of the Seller Parent Disclosure Letter (the “Specific Policies”) and (b) to the extent not addressed in the Specific Policies, the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques as adopted, interpreted and applied in the preparation of the balance sheet included in the Business Financial Information (the “Consistent Policies”). For the avoidance of doubt, in the event of a conflict between clauses (a) and (b), clause (a) shall take precedence over clause (b).

“Acquired Equity Interests” means, collectively, the Acquired ROW Equity Interests and the Irish New Equity Interests.

“Acquired ROW Equity Interests” means all of the issued and outstanding equity interests in the ROW Acquired Company as of the Closing.

“Action” means any lawsuit, litigation, action, audit, complaint, proceeding, suit, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity or arbitrator or similar forum.

“Adjustment Amount” means a number (which may be a negative number) equal to (a) the Final Closing Cash Consideration, minus (b) the Estimated Closing Cash Consideration.

“Affiliate” of any Person means another Person that directly or indirectly controls, is controlled by or is under common control with such first Person (including, in the case of Seller Parent prior to the Closing and Buyer following the Closing, the Business Companies). For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by Contract or otherwise.

“Amended and Restated Articles of Association” means those certain Amended and Restated Articles of Association of Buyer, substantially in the form attached as Exhibit V hereto.

“Amended and Restated Governance Documents” means, collectively, the Amended and Restated Articles of Association, the Amended and Restated Memorandum of Association and the Amended and Restated Shareholders’ Agreement.

“Amended and Restated Memorandum of Association” means that certain Amended and Restated Memorandum of Association of Buyer, substantially in the form attached as Exhibit IV hereto.

“Amended and Restated Shareholders’ Agreement” means that certain Amended and Restated Shareholders’ Agreement of Buyer, substantially in the form attached as Exhibit VI hereto.

“Antitrust Laws” means the U.S. Sherman Act of 1890, the U.S. Clayton Act of 1914, the U.S. Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

“Applicable Business Organization Law” means, with respect to any Person, the applicable Law of such Person’s jurisdiction of incorporation or organization.

“Applicable Buyer” means, with respect to any Acquired Equity Interests, the purchaser of such Acquired Equity Interests (which, for the avoidance of doubt, shall be (a) either Buyer or the Subsidiary Buyer in the case of the Acquired ROW Equity Interests and (b) the Subsidiary Buyer in the case of the Irish New Equity Interests), in each case, in accordance with the Consideration Allocation Schedule and Section 1.03.

“Assumed Indebtedness Amount” means the principal amount of any Assumed Indebtedness incurred by Seller Parent or any of its Subsidiaries and for which one or more Business Companies are the obligor(s) as of the Closing, in each case, in accordance with Section 5.13(a).

“Assumed Liabilities” means all of Seller Parent’s and its Subsidiaries’ obligations and liabilities to the extent arising out of, relating to or otherwise in respect of the Business, the Acquired Equity Interests or the Irish Redemption Equity Interests (in each case, including the ownership or operation thereof), whether any such obligation or liability arises before, at or after the Closing, is known or unknown or is contingent or accrued, including any Assumed Indebtedness but excluding any obligation or liability set forth on Section 9.02(b) of the Seller Parent Disclosure Letter (the “Business Retained Liabilities”).

“Benefit Plan” shall have the meaning given in the Employee Matters Agreement.

“Binding Closing Statement Date” means the date that the Closing Statement becomes final and binding upon the Parties in accordance with Section 1.06.

“Biosimilar” means any biological product that is eligible for authorization by a Regulatory Authority, including by the FDA under section 351(k) of the US PHS Act or by the EMA under Art. 10 of Directive 2001/83/EC, as amended.

“Biosimilar Cell Line” means a novel and proprietary cell line producing the respective Compound, including all modifications to and derivatives of such cell line and all candidate or back-up Clones obtained during the selection process, in each case, owned by Seller Parent or any of its Subsidiaries, or to which Seller Parent or its Subsidiaries have a right to use.

“Business” means the business and activities of Seller Parent and its Subsidiaries in connection with the operation of the Transferred Biosimilars Programs, including the development and Commercialization of the Products and the Compounds pursuant to the Transferred Biosimilars Programs.

“Business Benefit Plan” means each Benefit Plan sponsored, contributed to or maintained by the Acquired Companies or sponsored, contributed or maintained by Seller Parent or any of its Subsidiaries in which any Anticipated Business Employee participates, excluding any plan, program, agreement or arrangement required by applicable Law (e.g., government mandated severance plans).

“Business Collective Bargaining Agreements” means each collective bargaining, works council or other labor union Contract or labor arrangement with any labor organization covering any Anticipated Business Employee.

“Business Companies” means, collectively, the Acquired Companies and the Business Subsidiaries, if any.

“Business Day” means any day of the year on which national banking institutions in New York and Bangalore are open to the public for conducting business and are not required or authorized to close.

“Business Employee” shall have the meaning given to such term in the Employee Matters Agreement.

“Business Intercompany Contracts” means, to the extent related to the Business, all Contracts solely between or among Seller Parent or any of its Affiliates, on the one hand, and any Affiliates of Seller Parent, on the other hand, other than (a) any Contracts that do not constitute Transferred Contracts or include Business Interests and do not provide for Assumed Liabilities, (b) any Transaction Documents or (c) in the case of any employees, employment-related Contracts entered into in the ordinary course.

“Business Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development (an “Effect”) that has a material adverse effect on (a) the business, financial condition or results of operations of the Business, taken as a whole, or (b) the ability of Seller Parent and the Sellers to consummate the Transactions to be consummated thereby; provided, however, that, in the case of the foregoing clause (a) only, none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Business Material Adverse Effect: any Effect (i) (A) generally affecting (1) the economy or political, social, regulatory, general business, economic, financial, credit, commodity or capital market conditions in the United States or elsewhere in the world, in each case including changes in interest or exchange rates, monetary policy or inflation, or (2) the industries in which the Business operates or (B) to the extent arising out of or resulting from (1) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, riots, sabotage, cyberattacks, terrorism or other international or national calamity or any worsening or escalation thereof or (2) any hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, acts of God, weather-related events or other comparable events or any worsening or escalation thereof; provided that any Effect described in this clause (i) may be taken into account in determining whether there has been or would reasonably be expected to be a Business Material Adverse Effect to the extent that such Effect has or would reasonably be expected to have a disproportionate adverse effect on the Business, taken as a whole, compared to other participants in the industries in which the Business operates (in which case, the disproportionate adverse effect may be taken into account in determining whether there has been or would reasonably be expected to be a Business Material Adverse Effect); or (ii) to the extent arising out of or resulting from (A) the execution or announcement of this Agreement or the other Transaction Documents, or the pendency of the Transactions, including any Action resulting therefrom or any impact on relationships with Governmental Entities, vendors, customers, employees, financing sources, partners or similar relationships to the extent resulting therefrom, (B) the identity of, or any facts or circumstances relating to, Buyer or any of its Affiliates, including any action or failure to take any action under or related to any Seller Parent/Buyer Contract (but only to the extent such action or failure to take action does not constitute a breach of such Seller Parent/Buyer Contract), (C) the compliance with the terms of this Agreement or any other Transaction Document (as if such other Transaction Document were in effect) or the taking of any action (or the omission of any action) expressly required by this Agreement or any other Transaction Document (as if such other Transaction Document were in effect) or otherwise at the written request of Buyer, (D) any adoption, proposal or implementation of, or change or proposed change in, any applicable Law after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (E) any change or prospective change in GAAP or in accounting standards after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (F) any failure by the Business to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Buyer or any of its Representatives; provided that this clause (ii)(F) shall not prevent a determination that any Effect underlying such failure to meet estimates or other indicia of performance has resulted in a Business Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Business Material Adverse Effect), (G) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or of any Governmental Entity affecting a national, federal, state or local government or (H) any epidemic, pandemic, disease outbreak or other public health condition (including COVID-19), or any worsening or escalation thereof, or any COVID-19 Measures or any change in COVID-19 Measures or interpretations thereof.

“Business Records” means books, records and other data to the extent related to the Transferred Assets, the Assumed Liabilities, the Acquired Equity Interests or the Irish Redemption Equity Interests in the possession of Seller Parent and its Subsidiaries as they exist at the time of Closing, including the following records and files to the extent related to the other Transferred Assets: (a) vendor lists, (b) customer lists, (c) a list of the distributors for the Products, (d) pricing lists for the Products, (e) testing and clinical data, market research reports, marketing plans and other marketing-related information and materials, (f) quality control, vigilance and regulatory records, (g) the Other Business Records and (h) other business records, to the extent such other business records are required to be transferred under applicable Law.

“Business Steps Plan” means the steps plan set forth on Section 9.02(c) of the Seller Parent Disclosure Letter.

“Business Subsidiaries” means the Subsidiaries of the Acquired Companies, if any, after giving effect to the Business Internal Reorganization.

“Buyer Common Stock” means the common equity shares, face value Rs. 10 (Rupees ten) per share, of Buyer having the rights, privileges, preferences, limitations and restrictions as stated in the Amended and Restated Governance Documents and the Applicable Business Organization Law.

“Buyer Disclosure Letter” means the disclosure letter delivered by Buyer to Seller Parent in connection with the execution and delivery of this Agreement by the Parties. The Buyer Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure of any information, item or matter in any section or subsection shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and letter and each other section and subsection of this Agreement to the extent that it is reasonably apparent from the content and context of such disclosure that such information, item or matter is relevant to such other sections and subsections.

“Buyer Financial Statements” means the following financial statements: (a) the audited consolidated balance sheets of Buyer and its Subsidiaries as of March 31, 2021, 2020 and 2019 and the related audited consolidated statements of profit and loss, changes in equity and cash flows of Buyer and its Subsidiaries for the fiscal years then ended, including, in each case, the notes thereto, and (b) the unaudited consolidated balance sheet of Buyer and its Subsidiaries as of September 30, 2021 and the related unaudited consolidated statements of profit and loss, changes in equity and cash flows of Buyer and its Subsidiaries for the nine-months then ended, including, in each case, the notes thereto.

“Buyer Fully Diluted Equity” means, as of any time, a basis of calculation that assumes all outstanding shares of Buyer Common Stock, Buyer Preferred Stock and Stock Rights have been converted, exercised, or exchanged for the maximum number of shares of Buyer Common Stock that may be issued upon their conversion, exercise or exchange, whether or not the terms of any such shares or Stock Rights are then currently convertible, exercisable or exchangeable; provided, however, that (a) (i) Indebtedness obtained on arm’s-length commercial terms from third party commercial banks and financial institutions which have a right of conversion linked to the occurrence of an event of default and failure to repay the entire outstanding sums and (ii) any securities reserved for issuance (but not issued or outstanding) pursuant to any equity incentive plan in place at such time shall be disregarded and not taken into account for the purposes of this definition and (b) Buyer Fully Diluted Equity shall necessarily include (i) the Buyer OCDs and (ii) any securities issued or outstanding (whether or not vested) under any equity incentive plan in place at such time. For the avoidance of doubt, the Buyer Fully Diluted Equity as of immediately following the Closing shall give effect to the issuance of the Stock Consideration and shall include (but without duplication) the aggregate number of shares of Buyer Common Stock issuable upon the conversion of the Preferred Stock Consideration assuming that the Preferred Stock Consideration were optionally converted by the ROW Seller immediately following the Closing.

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 3.01(a) (Organization and Good Standing), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.03 (Stock Consideration; Capitalization), Section 3.10(a) (Absence of Certain Changes), Section 3.20 (Brokers) and the Fundamental Tax Representations.

“Buyer Material Adverse Effect” means any Effect that has a material adverse effect on (a) the business, financial condition or results of operations of Buyer and its Subsidiaries, taken as a whole, or (b) the ability of Buyer and its Affiliates to consummate the Transactions to be consummated thereby; provided, however, that, in the case of the foregoing clause (a) only, none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Buyer Material Adverse Effect: any Effect (i) (A) generally affecting (1) the economy or political, social, regulatory, general business, economic, financial, credit, commodity or capital market conditions in the United States or elsewhere in the world, in each case including changes in interest or exchange rates, monetary policy or inflation, or (2) the industries in which Buyer and its Subsidiaries operate or (B) to the extent arising out of or resulting from (1) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, riots, sabotage, cyberattacks, terrorism or other international or national calamity or (2) any hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, acts of God, weather-related events or other comparable events or any worsening or escalation thereof; provided that any Effect described in this clause (i) may be taken into account in determining whether there has been or would reasonably be expected to be a Buyer Material Adverse Effect to the extent that such Effect has or would reasonably be expected to have a disproportionate adverse effect on Buyer and its Subsidiaries, taken as a whole, compared to other participants in the industries in which Buyer and its Subsidiaries operate (in which case, the disproportionate adverse effect may be taken into account in determining whether there has been or would reasonably be expected to be a Buyer Material Adverse Effect); or (ii) to the extent arising out of or resulting from (A) the execution or announcement of this Agreement or the other Transaction Documents, or the pendency of the Transactions, including any Action resulting therefrom or any impact on relationships with Governmental Entities, vendors, customers, employees, financing sources, partners or similar relationships to the extent resulting therefrom, (B) the identity of, or any facts or circumstances relating to, Seller Parent or any of its Subsidiaries, including any action or failure to take any action under or related to any Seller Parent/Buyer Contract (but only to the extent such action or failure to take action does not constitute a breach of such Seller Parent/Buyer Contract), (C) the compliance with the terms of this Agreement or any other Transaction Document (as if such other Transaction Document were in effect) or the taking of any action (or the omission of any action) expressly required by this Agreement or any other Transaction Document (as if such other Transaction Document were in effect) or otherwise at the written request of Seller Parent, (D) any adoption, proposal or implementation of, or change or proposed change in, any applicable Law after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (E) any change or prospective change in GAAP or in accounting standards after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (F) any failure by Buyer and its Subsidiaries to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Seller Parent or any of its Representatives; provided that this clause (ii)(F) shall not prevent a determination that any Effect underlying such failure to meet estimates or other indicia of performance has resulted in a Buyer Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Buyer Material Adverse Effect), (G) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or of any Governmental Entity affecting a national, federal, state or local government or (H) any epidemic, pandemic, disease outbreak or other public health condition (including COVID-19), or any worsening or escalation thereof, or any COVID-19 Measures or any change in COVID-19 Measures or interpretations thereof.

“Buyer NCRPS” means the non-convertible redeemable non-cumulative preference shares of Buyer having face value of INR 10/- (Indian Rupees Ten only).

“Buyer OCDs” means the unlisted, unsecured, redeemable, optionally convertible debentures of Buyer issued at a face value of INR 1,00,00,000 (Indian Rupees One Crore only) each, for an aggregate amount of INR 1125,00,00,000 (Indian Rupees One Thousand One Hundred and Twenty Five Crores only).

“Buyer OCRPS” means optionally convertible redeemable non-cumulative preference shares of Buyer having face value of INR 10 (Indian Rupees Ten only).

“Buyer Parent” means Biocon Limited, an Indian public company and majority shareholder of Buyer.

“Buyer Parent Equity Financing” means the consummation of the Equity Transactions (as defined in the Buyer Parent Equity Financing Letter) in accordance with the Buyer Parent Equity Financing Letter, pursuant to which Buyer and Buyer Parent have agreed, on the terms and subject to the conditions set forth in the Buyer Parent Equity Financing Letter, that (a) Buyer will issue newly issued shares of Buyer Common Stock to Buyer Parent in exchange for a $500,000,000 (five hundred million dollars) payment from Buyer Parent to Buyer (subject to reduction on the terms set forth in the Buyer Parent Equity Financing Letter) and (b) Buyer Parent and Buyer will convert the Buyer OCRPS into Buyer Common Stock, in each case, immediately prior to the Closing.

“Buyer Preferred Stock” means the compulsory convertible preferred shares, face value of Rs. 10 (Rupees ten) per share, of Buyer having the rights, privileges, preferences, limitations and restrictions as stated in the Amended and Restated Governance Documents and the Applicable Business Organization Law.

“Buyer Related Party” means (a) the Affiliates and other equityholders or pending equityholders of Buyer (including Serum and its Affiliates), other than Buyer and its Subsidiaries, (b) the respective directors (or similar positions), managers, officers and employees of Buyer and its Affiliates and (c) the immediate family members of any of the foregoing.

“Buyer Related Party Contracts” means all Contracts between or among any Buyer Related Party, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, other than (a) any Transaction Documents or (b) in the case of any employees of Buyer or any of its Subsidiaries, employment-related Contracts entered into in the ordinary course.

“Clinical Trial” means any clinical or usability study conducted with respect to any Compound pursuant to any of the Transferred Biosimilars Programs in the course of the development of such Compound intended to determine the clinical pharmacological, pharmacokinetic, or pharmacodynamic effects or any adverse reactions or to assess the usability of a drug-device combination of such Compound.

“Clinical Trial Data” means, to the extent related to any Compound, any of Seller Parent’s or its Subsidiaries’ data, information and documentation (each in draft or complete form) generated by conducting or analyzing a Clinical Trial with respect to such Compound (whether or not already completed), in whatever form, whether stored as hard copy or in electronic form, including, to the extent legally permissible, Seller Parent’s or its Subsidiaries’ raw data, study data, study reports, filings, monitor reports, notices, books and records, in each case, generated by conducting or analyzing such Clinical Trial.

“Clinical Trial Database” means, to the extent related to the Clinical Trial Data, the data base sponsored, supported, maintained or otherwise utilized by, or on behalf of, Seller Parent or its Subsidiaries for achieving and maintaining such Clinical Trial Data.

“Clinical Trial Reports” means, to the extent related to the Compounds, the reports and documents produced for, as a result of or in connection with a Clinical Trial in draft or complete form, including, to the extent legally permissible, the raw data underlying the disclosures relating to the Clinical Trial reports and documents.

“Clone” means a group of identical cells derived from a single mother cell that is obtained in a selection process for a stable expression of the respective Compound.

“Closing Base Cash Consideration” means (a) $2,000,000,000 (two billion dollars), minus (b) $50,000,000 (fifty million dollars).

“Closing Collaboration Adjustment Amount” means (a) the assets of the Business (for the avoidance of doubt, including any Transferred Assets constituting current assets but not transferred to the Business Companies as a result of Section 1.09), on a consolidated basis, as of the Reference Time, minus (b) the liabilities of the Business (for the avoidance of doubt, including any Assumed Liabilities constituting current liabilities but not transferred to the Business Companies as a result of Section 1.09), on a consolidated basis, as of the Reference Time, in the case of each of clauses (a) and (b), (i) that are Seller Parent/Buyer Contracts Amounts and (ii) including only the line items and applying the procedures and adjustments contained in the example calculation set forth in Section 9.02(d) of the Seller Parent Disclosure Letter (which is provided for purposes of illustrating such line items, procedures and adjustments).

“Closing Working Capital” means the amount of (a) total current assets of the Business (for the avoidance of doubt, (i) including any Transferred Assets constituting current assets but not transferred to the Business Companies as a result of Section 1.09 and (ii) disregarding clause (xi) of Annex B), on a consolidated basis, as of the Reference Time, minus (b) total current liabilities of the Business (for the avoidance of doubt, including any Assumed Liabilities constituting current liabilities but not transferred to the Business Companies as a result of Section 1.09), on a consolidated basis, as of the Reference Time, each as calculated in accordance with the Accounting Principles, but including only the line items and applying the procedures and adjustments contained in the example calculation set forth in Section 9.02(e) of the Seller Parent Disclosure Letter (which is provided for purposes of illustrating such line items, procedures and adjustments); provided, however, that Closing Working Capital shall not include (A) any Assumed Indebtedness or (B) any Seller Parent/Buyer Contracts Amounts.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercialize” (and, with correlative meaning, “Commercialization”) means, with respect to any Product, the commercialization thereof, including, as applicable, the packaging, storing, transporting, importation, exportation, transportation, marketing, promotion, sale, distribution for sale, handling of returns, booking of sales, and provision of customer service, and all regulatory and compliance activities related to the foregoing.

“Commingled Contract” means any Contract to which Seller Parent or any of its Subsidiaries is a party or by which Seller Parent or any of its Subsidiaries is bound that relates both to (a) the Business and (b) the Retained Business.

“Common Stock Consideration” means one (1) share of Buyer Common Stock.

“Competing Proposal” means, other than the Transactions, any offer or proposal for any acquisition, exclusive license or purchase (whether by merger, consolidation, business combination, sale of stock or assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction) of (a) in the case of Seller Parent, any of the Transferred Assets (for the avoidance of doubt, excluding sales of Inventory in the ordinary course of business) or any Acquired Equity Interests or Irish Redemption Equity Interests by any third party and (b) in the case of Buyer, any material portion of the assets of Buyer or any of its Subsidiaries or more than 5% of the outstanding equity interests in Buyer or any of its Subsidiaries by any third party.

“Compounds” means bevacizumab, pertuzumab, trastuzumab, adalimumab, etanercept, pegfilgrastim, filgrastim, insulin aspart, insulin glargine, insulin lispro, aflibercept and darbepoetin alfa.

“Consent” means any consent, approval, authorization, license, certificate, certification, permit or notification.

“Contract” means any note, bond, mortgage, indenture, lease, license or other contract, agreement, instrument or legally binding obligation.

“Contingent Workers” means all independent contractors, temporary employees, leased employees or other agents employed or used by Seller Parent or any of its Subsidiaries and performing services for the Business and compensated other than through wages paid through, as applicable, Seller Parent or its Subsidiary’s payroll.

“COVID-19” means COVID-19, including any evolutions or mutations of the COVID-19 disease, any “subsequent” waves and any further epidemics, pandemics, disease outbreaks or other public health conditions arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction (or any other measures affecting the compensation or benefits of employees), reduced capacity, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any applicable Governmental Entity, including the U.S. Centers for Disease Control and Prevention and the World Health Organization, in each case, in response to COVID-19, including the U.S. Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the U.S. Families First Coronavirus Response Act, as may be amended.

“Customer Contract” means each Contract between Seller Parent or any of its Subsidiaries, on the one hand, and any customer of the Business (in its capacity as such), on the other hand.

“Damages” means claims, losses, liabilities, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and out-of-pocket expenses (including fees and expenses of legal counsel) directly incurred or suffered, in each case, to the extent (a) reasonably foreseeable or (b) actually payable to a third party in connection with a Third Party Claim.

“Debt Financing Sources” means the agents, arrangers, lenders and other Persons who commit or enter into agreements to provide the Debt Financing, including any such Persons party to any debt commitment letters, engagement letters, joinder agreements, indentures or credit agreements or similar agreements entered into in connection therewith or relating thereto, together with their respective Affiliates.

“EMA” means the European Medicines Agency.

“Employee Matters Agreement” means that certain Employee Matters Agreement, substantially in the form attached as Exhibit X hereto.

“Environmental Laws” means any Laws relating to the protection of the environment, natural resources or, as it relates to exposure to any hazardous or toxic substance present in the environment or workplace, human health and safety.

“Environmental Permits” means all permits, licenses, approvals, registrations and other similar authorizations of Governmental Entities required by Environmental Laws.

“Equity Financings” means, collectively, the Buyer Parent Equity Financing and the Serum Equity Financing.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Seller Parent.

“Estimated Closing Cash Consideration” means (a) Closing Base Cash Consideration, plus (b) the Estimated Working Capital Adjustment Amount (which may be a negative number), minus (c) the Estimated Assumed Indebtedness Amount, plus (d) the Estimated Closing Collaboration Adjustment Amount (which may be a negative number).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Assets” means all of Seller Parent’s and its Subsidiaries’ right, title and interest in, to and under the assets and properties set forth or described on Annex B.

“Excluded Taxes” means (a) all Taxes of Seller Parent or any of its Affiliates for any taxable period, including any Taxes of any member of an affiliated, consolidated, combined or unitary group of which Seller Parent (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local or foreign Law or any Taxes of another Person for which Seller Parent or any Affiliate thereof is held liable as a result of being a successor or transferee of such Person by Contract and all Taxes deferred under Section 2302 of the CARES Act or IRS Notice 2020-65 (or any similar provision of federal, state or local Law), (b) all Taxes to the extent relating to the Excluded Assets or Retained Liabilities for any taxable period, (c) all Taxes to the extent relating to the Transferred Assets or the Assumed Liabilities for any pre-Closing Tax period and (d) any Transfer Taxes for which Seller Parent is liable under Section 5.06(b).

“Existing Shareholders” means Buyer Parent, Activ Pine LLP, Tata Capital Growth Fund II, Goldman Sachs India AIF Scheme – 1, Goldman Sachs India Alternative Investment Trust AIF Scheme – 2 and Beta Oryx Limited.

“Expression Vector” means a DNA construct with the necessary control elements to drive the expression of a Compound after insertion of the genetic information for the Compound and transfer into a suitable Naïve Cell Line.

“Extended Cell Bank” means cells cultured from the Master Cell Bank or Working Cell Bank and propagated to the proposed in vitro cell age used for production.

“FDA” means the U.S. Food and Drug Administration.

“Filing” means any filing, notification, registration or qualification.

“Final Closing Cash Consideration” means (a) Closing Base Cash Consideration, plus (b) the Working Capital Adjustment Amount (which may be a negative number) as finally determined pursuant to Section 1.06, minus (c) the Assumed Indebtedness Amount as finally determined pursuant to Section 1.06, plus (d) the Closing Collaboration Adjustment Amount (which may be a negative number) as finally determined pursuant to Section 1.06.

“Fraud” means, with respect to any Person, the making of a statement of fact in the express representations and warranties of such Person set forth in this Agreement or in any other Transaction Document with the intent to deceive another Person and requires (a) a false representation of material fact by such first Person, (b) with such first Person’s knowledge that such representation is false, (c) with an intention of such first Person to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it, (d) causing such Person to whom such representation is made, in justifiable reliance upon such false representation, to take or refrain from taking action and (e) causing such Person to whom such representation is made to suffer damage by reason of such reliance. For the avoidance of doubt,    the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“FTO Work Products” means, to the extent related to any Compound, all work products for securing freedom to operate at launch of such Compound (including in-house summaries, reports and opinions (invalidity or non-infringement)), external counsel opinions, active litigation and Intellectual Property defense strategies (including for oppositions against third party patents), materials related to IPRs (“inter partes” reviews) and materials related to post grant reviews, including drafts thereof, status as opponent in European opposition proceedings, monitored Intellectual Property rights as well as any national patent attacks or drafts thereof.

“Fundamental Tax Matters” means the (a) Fundamental Tax Representations and (b) the covenants contained in the last sentence of Section 5.03(c), in Section 5.06(a)(i) and (ii), and in 5.06(c)(i) and (ii).

“Fundamental Tax Representations” means the representations and warranties contained in Sections 3.01, 3.11(d) and 3.11(e) and in the Tax Representation Letter.

“GAAP” means (a) in the case of Seller Parent, its Subsidiaries and the Business, generally accepted accounting principles in the United States and (b) in the case of Buyer and its Subsidiaries, generally accepted accounting principles in India.

“Governance Council” has the meaning set forth in Annex D.

“Government Official” means (a) any officer, employee or representative of any Governmental Entity, (b) any officer, employee or representative of any commercial enterprise that is owned or controlled by a Governmental Entity, including any state-owned or controlled medical facility, (c) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank, (d) any person acting in an official capacity for any Governmental Entity or any enterprise or organization identified in clause (b) or (c) above and (e) any political party, party official or candidate for political office.

“Governmental Entity” means any Federal, state, local or foreign government or any court of competent jurisdiction or other tribunal, administrative agency or commission or other governmental or quasi-governmental authority, body or instrumentality, domestic or foreign.

“Health Care Approvals” means each authorization, license, certification, consent, waiver, permit, exemption, review, order, decision, approval, registration or filing required by any Governmental Entity under any applicable Health Care Law, including any biologics license application and investigational new drug application filed with the FDA and similar regulatory approvals or authorizations in jurisdictions outside the United States.

“Health Care Laws” means, as applicable, all Laws related to the research, development, testing, studying, investigation, manufacturing, processing, packaging, storing, holding, shipping, transporting, importing or exporting, licensing, approval, labeling, advertising, promotion, selling, pricing or marketing and distribution of drugs and biological products (the “Health Care Laws Activities”), including (a) all Federal, state, local or foreign fraud and abuse

Laws that relate to the provision of health care items or services, including the U.S. Anti-Kickback Statute (42 U.S.C. §1320a-7b), the U.S. Civil False Claims Act (31 U.S.C. §3729 et seq.), the U.S. Criminal False Claims Act (18 U.S.C. §287), the U.S. Program Fraud Civil Remedies Act (31 U.S.C. §§3801-3812), the U.S. Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the U.S. Exclusion Law (42 U.S.C. §1320a-7), the U.S. Medicare and Medicaid program integrity provisions (42 U.S.C. §1320a-7k(d)), the U.S. Eliminating Kickbacks in Recovery Act of 2018 (18 U.S.C. § 220), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Stark Law and related regulations (42 U.S.C. § 1395nn, 42 C.F.R. §§ 411.350 et seq.), the U.S. Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the U.S. Public Contracts Anti-Kickback Law (41 U.S.C. §§ 8701 et seq.), (b) the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. Section 1320d et seq.), as amended by the U.S. Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), and the regulations promulgated thereunder and any Law the purpose of which is to protect the privacy of individually-identifiable patient information, (c) Title XIX of the U.S. Social Security Act (Medicaid), (d) Title XVIII of the U.S. Social Security Act (Medicare), (e) the Affordable Care Act, (f) the U.S. Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the U.S. Public Health Service Act (42 U.S.C. §§ 201 et seq.), (g) Laws relating to fee splitting, anti-kickback, professional conduct, licensure, conflicts of interest, or the corporate practice of a learned profession or licensed health care profession, or the employment or contracting of such professionals, (h) all Laws related to the conduct of human subjects research, clinical trials, and pre-clinical trials, including the Federal Common Rule (45 CFR Part 46), International Conference on Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH), Good Clinical Practices, World Health Organization (WHO) clinical research standards, United Nations Educational, Scientific and Cultural Organization (UNESCO) Universal Declaration on Bioethics and Human Research, (i) any requirements under Laws for business corporations or professional corporations or associations that provide medical services or practice medicine or related learned health care professions, (j) any Laws pertaining to licensing, certification and accreditation for any Health Care Laws Activity, (k) all implementing regulations, rules, ordinances, and orders related to any of the foregoing, and any similar Laws of applicable jurisdictions, (l) all Federal, state, local or foreign Laws relating to billing or claims for reimbursement submitted to any third-party payor in respect of any Health Care Laws Activity and (m) any other Federal, state, local or foreign Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement or payment for such items or services provided to a beneficiary of any Federal, state, local, foreign or other governmental health care or health insurance program or any private payor.

“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, (c) all obligations owed with respect to letters of credit (including contingent reimbursement liability with respect to letters of credit), or similar obligations, in each case, to the extent actually drawn, (d) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the obligations referred to in clauses (a) through (c) above and (e) all indebtedness and obligations of a type referred to in clauses (a) through (d) above of other Persons guaranteed by such Person or secured by a Lien on the assets of such Person; provided, however, that “Indebtedness” shall not include any intercompany obligations owing by, or any guarantee by, such Person or any of its wholly owned Subsidiaries, on the one hand, to or in favor of such Person or any of its wholly owned Subsidiaries, on the other hand. For the avoidance of doubt, in no event shall any borrowing, guarantee or pledge by any Business Company pursuant to Section 5.13 (other than any Assumed Indebtedness) constitute Indebtedness of a Business Company at or prior to the Closing.

“Indian Company Laws” means the Indian Companies Act, 2013, and the rules and regulations promulgated thereunder, together with all guidelines, circulars, notifications and orders issued by the Ministry of Corporate Affairs, Government of India, in each case, as amended, modified or supplemented from time to time.

“Indian Foreign Exchange Laws” shall mean the Indian Foreign Exchange Management Act, 1999, and the rules and regulations promulgated thereunder, together with all guidelines, circulars, notifications and orders issued thereunder, including (a) the Indian Foreign Exchange Management (Transfer or Issue of Any Foreign Security) Regulations, 2004, (b) the Indian Foreign Exchange Management (Non-debt Instruments) Rules, 2019, (c) the Indian Foreign Exchange Management (Mode of Payment and Reporting of Non-Debt Instruments) Regulations, 2019, (d) the Indian Master Direction – Reporting under Foreign Exchange Management Act, 1999, as issued by Reserved Bank of India, (e) the Indian Consolidated Foreign Direct Investment Policy of India and (f) press notes issued by the Indian Department of Industry and Internal Trade, in each case, as amended, modified or supplemented from time to time.

“Intellectual Property” means all intellectual property and intellectual property rights in any jurisdiction throughout the world, including the following: (a) patents and patent applications, together with all reissuances, divisionals, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto, utility model registrations and including all foreign equivalents (collectively, “Patents”), (b) trademarks, service marks and trade dress, and all applications, registrations and renewals therefor, together with the goodwill associated with any of the foregoing (collectively, “Trademarks”), (c) rights associated with works of authorship including copyrights and applications and registrations and renewals therefor, (d) rights under applicable trade secret Laws in any confidential or proprietary information and know-how, (e) internet domain names and uniform resource locators, (f) rights in or relating to registrations, renewals, extensions, combinations, divisionals and reissues of, and applications for, any of the foregoing and (g) computer software.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or Indebtedness between Seller Parent or any of its Affiliates (other than the Business Companies), on the one hand, and any Business Company, on the other hand.

“Inventory” means (a) all inventory of finished Products, whether or not packaged or labeled, that is used in or held for use in the Business, (b) all Product work-in-progress to the extent used in or held for use in the Business and (c) all other inventory (including samples, raw materials, active pharmaceutical ingredients, excipients, intermediaries, reagents and packaging and related materials) to the extent used in or held for use in the Business.

“Irish New Equity Interests” means 1,000,000 (one million) (or such other number as may be mutually agreed by the Buyer and the Seller Parent at least three (3) Business Days prior to the Closing) new ordinary shares having a nominal value of $1.00 per share in the share capital of the Irish Acquired Company.

“Irish Redemption Equity Interests” means all of the issued and outstanding equity interests in the Irish Acquired Company as of immediately prior to the Closing.

“IT Systems” means information technology systems, computers, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment.

“Knowledge of Buyer” or other references to “Knowledge” with respect to Buyer means the actual knowledge of any of the Persons set forth on Section 9.02(a) of the Buyer Disclosure Letter in their capacity as officers of Buyer and not in their personal capacity or in any other capacity, after reasonable inquiry of their respective direct reports.

“Knowledge of Seller Parent” or other references to “Knowledge” with respect to Seller Parent means the actual knowledge of any of the Persons set forth on Section 9.02(f) of the Seller Parent Disclosure Letter in their capacity as officers of Seller Parent and not in their personal capacity or in any other capacity, after reasonable inquiry of their respective direct reports.

“Lookback Date” means January 1, 2020.

“Marketing Plans” means the marketing plans and marketing strategies regarding the development and Commercialization of the Compounds.

“Master Cell Bank” means, to the extent related to the Compound aflibercept, a reference deposit or collection of vials of a Biosimilar Cell Line, prepared under defined culture conditions and stored in two or more different locations, from which the Working Cell Bank is or shall be derived.

“Mock Cell Lines” means, to the extent related to the Compound aflibercept, any naïve production cell lines transfected with a vector which does not contain the Biosimilar-specific genetic information.

“Naïve Cell Line” means a naïve cell line capable of producing a Compound after transformation with a suitable Expression Vector, but not carrying information to actually produce Compounds.

“Net Indebtedness” means, with respect to any Person, (a) the aggregate amount of Indebtedness of such Person, minus (b) the aggregate amount of cash and cash equivalents of such Person determined in accordance with GAAP.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Open Source Software” means any software code or data library that is licensed (a) as freeware, shareware, open source software or similar licensing models or (b) under a license identified as an open source license by the Open Source Initiative (www.opensource.org).

“Other Business Records” means the following documentation, records and data, in electronic, paper or other format, in each case, to the extent related to the Compounds:

(a) the Process Documentation;

(b) the Clinical Trial Reports and the Clinical Trial Data, including the Clinical Trial Database and the Trial Master File;

(a) the Regulatory Files;

(b) the Marketing Plans;

(c) all FTO Work Products; and

(d) the Transferred Biosimilars Programs Business Records.

“Permitted Liens” means any (a) mechanics’, warehousemen’s, materialmen’s, carriers’, workmen’s, repairmen’s or other like statutory Liens arising or incurred in the ordinary course of business for amounts that are not delinquent or that are being contested in good faith and that would not reasonably be expected to be material or for which adequate reserves have been established, (b) Liens for Taxes, assessments or other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings, (c) Liens that will be released at or prior to the Closing, (d) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (e) Liens set forth on Section 9.02(g) of the Seller Parent Disclosure Letter, (f) nonexclusive licenses of Intellectual Property granted in the ordinary course of business and (g) other Liens that do not, individually or in the aggregate, materially impair the continued use and operation of, or materially detract from the value of, the Transferred Assets to which they relate (or, in the case of Buyer and its Subsidiaries, the assets and properties of Buyer and its Subsidiaries to which they relate).

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Information” means (a) any information relating to an identified or identifiable natural person and (b) any information that constitutes personal information, personally identifiable information or personal data under any Privacy and Data Security Requirements. An “identifiable natural person” is a natural person who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data or an online identifier.

“Preferred Stock Consideration” means a number of shares of Buyer Preferred Stock convertible into shares of Buyer Common Stock in accordance with the terms of the Amended and Restated Governance Documents, and (assuming optional conversion thereof by ROW Seller as of immediately following the Closing) representing at least 12.9% of the Buyer Fully Diluted Equity immediately following the Closing.

“Price Approvals” means, in any country outside of the United States where an applicable Governmental Entity authorizes reimbursement for, or approves and determines pricing for, pharmaceutical products, receipt (or, if required to make such authorization, approval or determination effective, publication) of such authorization, approval or determination as required by applicable Law prior to marketing and sale of the Product in such country.

“Privacy and Data Security Requirements” means, with respect to either Party and its Subsidiaries, as applicable, (a) any Laws regulating the collecting, accessing, using, disclosing, transmitting, transferring, securing, sharing, storing, maintaining, retaining, deleting, disposing, modifying, protecting, privacy, breach or processing of Personal Information (including, as applicable, the European Union General Data Protection Regulation (EU) 2016/679 (the “GDPR”) and any other Laws implementing the GDPR into national Law), (b) obligations under all Contracts to which such Party or any of its Subsidiaries is a party or by which such Party or any of its Subsidiaries is bound that relate substantially to the collection, access, use, disclosure, transmission, transfer, security, sharing, storage, maintenance, retention, deletion, disposal, modification, protection, privacy, breach or processing of Personal Information or the protection of IT Systems and (c) all of the current internal and publicly posted written policies of such Party or any of its Subsidiaries regarding the collection, access, use, disclosure, transmission, transfer, security, sharing, storage, maintenance, retention, deletion, disposal, modification, protection, privacy, breach or processing of Personal Information.

“Process Documentation” means, to the extent related to the Compounds, all books and records, data, technical materials, specifications, instructions, processes, formulae, work reports, analytics, communication, correspondence, registrations, reports, protocols, process development data, clinical and commercial manufacturing data, and filings that documents in reasonable detail the development history of the respective Compound.

“Product Registrations” means the marketing approvals, clearances and other authorizations granted to, or otherwise held by, Seller Parent or any of its Subsidiaries to Commercialize the Products.

“Products” means (a) the biosimilar products that are the subject of the Transferred Biosimilars Programs, which are the products set forth in Section 9.02(h) of the Seller Parent Disclosure Letter, and (b) all other products that contain any of the Compounds either alone or in combination with one or more other active ingredients, including as covalently joined to another component, in any preparation, strength, form (including pegylated versions), formulation (whether short-acting or extended-release), administration or delivery route.

“Reference Time” means 11:59 p.m. New York City time on the day immediately preceding the Closing Date.

“Regulatory Authority” means any applicable Governmental Entity responsible for granting approvals for the development, manufacture or commercialization of pharmaceutical products in the relevant jurisdiction.

“Regulatory Files” means any marketing authorization, including a biologics license application or any supplements thereto, master file, investigational new drug application, FDA minutes, or any other material regulatory filings or correspondence with any Regulatory Authority with respect to a Product or Compound.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective directors (or similar positions), managers, officers, employees, accountants, consultants, attorneys, other advisors, agents and other representatives.

“Required Information” means (a) the audited balance sheet for the Business as of December 31, 2021 and the related audited income statement for the Business for the fiscal year ended December 31, 2021 and (b) a business plan for the Business covering the five fiscal years beginning January 1, 2022 and ending December 31, 2026.

“Research Cell Bank” means, to the extent related to the Compound aflibercept, a vialed collection of serially sub-cultivated cells prepared under defined culture conditions, preceding the Master Cell Bank and used to establish seed cultures of a Biosimilar Cell Line for development of such Compound. For the avoidance of doubt, the Research Cell Bank include any and all protoclones and pools related to such Compound.

“Retained Business” means the businesses conducted by Seller Parent and its Subsidiaries, whether undertaken prior to, on or after the date hereof, other than the Business.

“Retained Liabilities” means (a) all obligations and liabilities to the extent arising out of, relating to or otherwise in respect of the Retained Business (in each case, including the ownership or operation thereof), whether any such obligation or liability arises before, at or after the Closing, is known or unknown or is contingent or accrued and (b) the Business Retained Liabilities; provided, however, that notwithstanding anything to the contrary herein, any obligation or liability that Buyer is required to indemnify pursuant to Sections 1.03, 5.03, 5.06, 5.07, 5.13(d) and 5.15 shall be an Assumed Liability.

“Retained Names” means the names, words and logos set forth in Section 9.02(i) of the Seller Parent Disclosure Letter.

“Reverse Transition Services” means the services to be provided by or on behalf of the Business Companies to Seller Parent and its Subsidiaries pursuant to the Reverse Transition Services Agreement, if applicable.

“Reverse Transition Services Agreement” means a Reverse Transition Services Agreement, in such form as is agreed by the Parties pursuant to Section 5.16.

“Samples” means all product samples generated during the development of the Compound aflibercept, including all samples relating to Clinical Trials and retained samples, in each case, for such Compound.

“Sanctioned Country” means any country or region that is or has been in the last five years the subject or target of a comprehensive embargo under Sanctions (including Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” means (a) any Person located, organized or resident in a Sanctioned Country, (b) any Person named on any OFAC sanctions list, including OFAC’s Specially Designated Nationals List, the Sectoral Sanctions Identifications List and the Foreign Sanctions Evaders List, (c) any other Person who is the subject or target of Sanctions and (d) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a), (b), or (c).

“Sanctions” means, with respect to any Person, all economic sanctions and regulations maintained by OFAC, including OFAC’s Specially Designated Nationals List, the Sectoral Sanctions Identifications List and the Foreign Sanctions Evaders List, economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United Nations Security Council, the European Union or her Majesty’s Treasury of the United Kingdom and any other economic sanctions maintained by a jurisdiction in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“SEBI” means the Securities and Exchange Board of India.

“Second Anniversary Date” means the second anniversary of the Closing Date.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means securities laws of any state, federal or national entity, whether domestic or foreign, and the rules and regulations promulgated thereunder, including the Securities Act, the Exchange Act and the Securities and Exchange Board of India Act, 1992.

“Seller Parent Disclosure Letter” means the disclosure letter delivered by Seller Parent to Buyer in connection with the execution and delivery of this Agreement by the Parties. The Seller Parent Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure of any information, item or matter in any section or subsection shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and letter and each other section and subsection of this Agreement to the extent that it is reasonably apparent from the content and context of such disclosure that such information, item or matter is relevant to such other sections and subsections.

“Seller Parent Fundamental Representations” means the representations and warranties set forth in Section 2.01(a) (Organization and Good Standing), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.03 (Acquired Equity Interests; Capitalization), Section 2.05 (Title to Tangible Properties; Transferred Assets), Section 2.11(a) (Absence of Certain Changes) and Section 2.25 (Brokers).

“Seller Parent’s Tax Counsel” means Cravath, Swaine & Moore LLP or any other tax advisor selected by Seller Parent.

“Seller Parent/Buyer Contracts” means the Contracts between Seller Parent or any of its Subsidiaries, on the one hand, and Buyer or any of its Affiliates, on the other hand, other than the Transaction Documents.

“Seller Parent/Buyer Contracts Amounts” means the assets of the Business and the liabilities of the Business arising under the Seller Parent/Buyer Contracts.

“Serum” means Serum Institute Life Sciences Private Limited, an Indian private limited company.

“Serum Equity Financing” means the funding of the Equity Commitment (as defined in the Serum Equity Financing Letter) in accordance with the Serum Equity Financing Letter, pursuant to which Buyer and Serum have agreed, on the terms and subject to the conditions set forth in the Serum Equity Financing Letter, that Buyer will issue newly issued shares of Buyer Common Stock to Serum in exchange for a $300,000,000 (three hundred million dollars) payment from Serum to Buyer, in each case, immediately prior to the Closing.

“Serum Transaction” means the merger of Covidshield Technologies Private Limited, an Indian private company (“CTPL”), with and into Buyer, on the terms and subject to the conditions set forth in the Serum Transaction Agreements.

“Serum Transaction Agreements” means the Merger Co-operation Agreement, dated as of September 16, 2021, by and among Serum, Buyer and CTPL (the “Serum Merger Agreement”) and the Commitment and Supply Agreement, dated as of September 16, 2021, by and among Serum, Buyer and CTPL, in each case, as in effect as of the date hereof or as amended from time to time not in violation of this Agreement.

“Software” means (a) computer programs, including all software implementation of algorithms, models and methodologies, whether in source code or object code form, (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, firmware, development tools, templates, menus, buttons and icons and (c) all documentation, including user manuals and other training documentation, to the extent related to any of the foregoing.

“Stock Consideration” means, collectively, the Common Stock Consideration and the Preferred Stock Consideration.

A “Subsidiary” of any Person means another Person whose voting securities or other voting equity interests are owned directly or indirectly by such first Person in an amount that is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting equity interests, another Person for whom a majority of its equity interests are owned directly or indirectly by such first Person) (including, in the case of Seller Parent prior to the Closing and Buyer following the Closing, the Business Companies).

“Subsidiary Buyer” means a Singapore entity to be formed as a private limited company by Buyer following the date hereof as a wholly owned Subsidiary of Buyer.

“Substantial Detriment” means any prohibition or limitation on the ownership or operation by Buyer of any portion of the Transferred Assets, or any requirement that Buyer dispose of, license or hold separate any portion of the Transferred Assets as a result of the Transactions, which, in each case, individually or in the aggregate, has a material adverse effect on Buyer and its Subsidiaries, taken as a whole, after giving effect to the Transactions.

“Tax” means (a) any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, VAT, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, alternative minimum, estimated or other tax (including any cess, fee, assessment or other charge in the nature of or in lieu of any tax), imposed by any Governmental Entity or political subdivision thereof and (b) any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Proceeding” means any audit, request for information, investigation, hearing, litigation, legal action or judicial contest relating to Taxes.

“Tax Representation Letter” means the Tax representation letter executed by Buyer, containing customary representations, warranties, covenants and agreements, substantially in the form attached as Exhibit IX hereto, and with customary assumptions, exceptions and modifications thereto, which assumptions, exceptions and modifications shall be reasonably satisfactory in form and substance to Seller Parent’s Tax Counsel.

“Tax Return” means any return, declaration, statement, report, claim, schedule, form or information return filed or required or permitted to be filed with any taxing authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.

“Trade Laws” means, with respect to any Person, all applicable customs, import and export Laws in jurisdictions in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“Transaction Documents” means this Agreement, the Equity Financing Letters, the Transition Services Agreement, the Reverse Transition Services Agreement (if applicable), the Employee Matters Agreement, the Amended and Restated Memorandum of Association, the Amended and Restated Articles of Association, the Amended and Restated Shareholders’ Agreement and all other agreements, certificates and instruments executed and delivered by Buyer, Subsidiary Buyer, Seller Parent, any Seller, a Business Company or their respective Affiliates providing for any consideration or rights related to, or otherwise executed and delivered in connection with, the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including (a) the Acquisition, (b) the Equity Financings, (c) the issuance of the Stock Consideration, (d) the conversion of the Preferred Stock Consideration in accordance with the terms of the Amended and Restated Governance Documents and (e) the Business Internal Reorganization in each case, in accordance with this Agreement and the other Transaction Documents, as applicable.

“Transfer Taxes” means all transfer, documentary, stamp duty, registration, filing, conveyance, commodities and any similar Taxes.

“Transferred Assets” means all of Seller Parent’s and its Subsidiaries’ right, title and interest in, to and under the assets and properties set forth or described on Annex A as they exist at the time of the Closing, but expressly excluding any right, title or interest in, to or under the Excluded Assets.

“Transferred Biosimilars Programs” means the development programs operated by or on behalf of Seller Parent and its Subsidiaries pursuant to the Contracts set forth on Section 9.02(j) of the Seller Parent Disclosure Letter.

“Transferred Biosimilars Programs Business Records” means all books, work papers and records, whether in hardcopy or digital format, to the extent related to the Compounds and the Transferred Biosimilars Programs.

“Transition Services” means the services to be provided by or on behalf of Subsidiaries of Seller Parent to the Subsidiary Buyer pursuant to the Transition Services Agreement.

“Transition Services Agreement” means that certain Transition Services Agreement, substantially in the form attached as Exhibit VII hereto, subject to Section 5.16.

“Trial Master File” means, to the extent related to any Compound, the essential documents for the conduct of the Clinical Trial with respect to such Compound according to the ICH-E6 Guidelines for Good Clinical Practice.

“TSA Management Committee” has the meaning set forth in Annex D.

“US PHS Act” means the U.S. Public Health Service Act, as amended, and the rules and regulations promulgated thereunder.

“VAT” means (a) any tax imposed (i) in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) or (ii) under the (Indian) Goods and Services Tax Act, 2017 and (b) any other tax of a similar nature, however denominated, to the taxes referred to in clause (a) above, whether imposed in a member state of the European Union in substitution for, or levied in addition to, the taxes referred to in clause (a) above, or imposed elsewhere (including goods and services taxes, state or central value added taxes, indirect taxes and any cess, fee or surcharge thereon, but excluding transfer tax, stamp duty and other similar taxes).

“Working Capital Adjustment Amount” means the Working Capital Closing Transfer Amount (which may be a negative number).

“Working Capital Closing Transfer Amount” means:

(a) if the Closing Working Capital is greater than the Working Capital Target, an amount equal to $0 (zero dollars);

(b) if the Closing Working Capital is a negative number, an amount equal to (i) $0 (zero dollars), minus (ii) the absolute value of the Closing Working Capital; and

(c) if the Closing Working Capital is between $0 (zero dollars) and the Working Capital Target, an amount equal to $0 (zero dollars).

“Working Capital Target” means $150,000,000 (one hundred fifty million dollars).

“Working Cell Bank” means, to the extent related to the Compound aflibercept, a vialed collection of serially sub-cultivated cells prepared under defined culture conditions, which is derived from the respective Master Cell Bank, meets the specifications of such Compound and is used to establish seed cultures of the Biosimilar Cell Line of such Compound typically used for manufacturing purposes.

SECTION 9.03. Other Definition. For the purposes of this Agreement, the terms listed below have the meanings ascribed to them in the respective sections of this Agreement set forth below.

Term	Location
Accessed Party	Section 4.03(a)
Accessing Party	Section 4.03(a)
Acquired Companies	Recitals
Acquisition	Section 1.02(c)
Acquisition Engagement	Section 9.16(a)
Agreement	Preamble
Announcement	Section 5.05
Anticipated Business Employees	Section 2.27(a)
Applicable Acquired ROW Equity Interests	Section 1.03
Assumed Indebtedness	Section 5.13(a)
Benefits/Burdens Period	Section 1.09(b)
Business Financial Information	Section 2.10(a)
Business Financial Information Date	Section 2.10(b)
Business Intellectual Property	Section 2.14(b)
Business Interests	Annex A
Business Internal Reorganization	Section 5.03

Business Key Customers	Section 2.17
Business Key Suppliers	Section 2.17
Business Material Contracts	Section 2.16(b)
Business Registered Intellectual Property	Section 2.14(a)
Business Transfer Documents	Section 5.21
Buyer	Preamble
Buyer Acquisition Engagement	Section 9.17(a)
Buyer Aggregate Cap	Section 8.04(b)(ii)
Buyer Basket Amount	Section 8.04(b)(iv)
Buyer Board	Recitals
Buyer Counsel	Section 9.17(a)
Buyer De Minimis Amount	Section 8.04(b)(iv)
Buyer Debt Amount	Section 6.03(f)
Buyer General Cap	Section 8.04(b)(ii)
Buyer Indemnitees	Section 8.02
Buyer Intellectual Property	Section 3.12(b)
Buyer Material Contracts	Section 3.14(b)
Buyer Parent Equity Financing Letter	Recitals
Claim	Section 8.04(a)
Closing	Section 1.01
Closing Date	Section 1.01
Closing Statement	Section 1.06(b)
Confidentiality Agreement	Section 4.03(c)
Consideration Allocation Schedule	Section 1.03
Credit Support Items	Section 5.15
Debt Financing	Section 5.13(a)
Dedicated Business Employees	Section 4.03(d)
Delayed Transfer Company	Section 1.09(d)
Direct Claim	Section 8.06
Disclosing Party	Section 5.04(b)
DPA	Section 2.20
Enforceability Exceptions	Section 2.02(a)
Equity Financing Letters	Recitals
Estimated Allocation Schedule	Section 1.03
Estimated Assumed Indebtedness Amount	Section 1.06(a)
Estimated Closing Collaboration Adjustment Amount	Section 1.06(a)
Estimated Working Capital Adjustment Amount	Section 1.06(a)
Exclusion Right	Section 1.10(b)
Exclusion Right Exercise Date	Section 1.10(b)
Exclusivity Period	Section 5.01
Existing Counsel	Section 9.16(a)
FCPA	Section 2.19(a)
Financing	Section 5.13(a)
Foreign Antitrust Approvals	Section 5.02(a)(ii)

Foreign Antitrust Laws	Section 2.07(b)
Future Cash Consideration	Section 1.05(b)
HSR Act	Section 2.07(b)
HSR Approval	Section 5.02(a)(i)
ICC Rules	Section 9.13(a)
Indemnified Party	Section 8.04(a)
Indemnifying Party	Section 8.04(a)
Independent Adjustment Expert	Section 1.06(c)
Independent Valuation Expert	Section 5.02(e)(i)
Information Security Reviews	Section 2.14(l)
Intended Irish Tax Treatment	Section 5.06(a)(iii)
Intended Tax Treatment	Section 5.06(a)(iii)
Intended U.S. Tax Treatment	Section 5.06(a)(iii)
Ireland Companies Act	Section 3.11(f)
Irish Acquired Company	Recitals
Irish Acquisition	Section 1.02(c)
Irish Estimated Closing Cash Consideration	Section 1.03
Irish Future Cash Payment	Section 1.05(a)
Irish Future Cash Payment Conditions	Section 1.05(a)
Irish Redemption	Section 1.02(c)
Irish Seller	Recitals
Irish Spin-Off	Recitals
Irish Subscription	Section 1.02(b)
Labor Actions	Section 2.27(b)
Law	Section 2.07(a)
Legal Impediment	Section 1.09(b)
Legal Impediment Delayed Asset/Liability	Section 1.09(b)
Legal Impediment Delayed Assets/Liabilities	Section 1.09(b)
Legal Impediment Delayed Transfer	Section 1.09(b)
Legal Impediment Delayed Transfer Date	Section 1.09(b)
Licensed Business IP Contracts	Section 2.14(c)
Licensed Buyer IP Contracts	Section 3.12(c)
Liens	Section 2.07(a)
Mylan Ireland	Recitals
Notice of Disagreement	Section 1.06(c)
Order	Section 2.07(a)
Other Approvals	Section 5.02(a)(iii)
Outside Date	Section 7.01(b)(i)
Parties	Preamble
Regulatory Approvals	Section 5.02(a)(iii)
Requesting Party	Section 5.04(b)
Required Payments	Section 3.21(c)
Restraints	Section 6.01(c)
Retained Names Materials	Section 5.07

Retained Records	Annex A
ROW Acquired Company	Recitals
ROW Acquisition	Section 1.02(a)
ROW Estimated Closing Cash Consideration	Section 1.03
ROW Future Cash Payment	Section 1.05(b)
ROW Seller	Recitals
Seller Aggregate Cap	Section 8.04(b)(i)
Seller Basket Amount	Section 8.04(b)(iii)
Seller De Minimis Amount	Section 8.04(b)(iii)
Seller General Cap	Section 8.04(b)(i)
Seller Indemnitees	Section 8.03
Seller Parent	Preamble
Seller Parent Board	Recitals
Seller Privileges	Section 9.16(b)
Sellers	Recitals
Serum Equity Financing Letter	Recitals
SHA Joinder	Recitals
Solvent	Section 3.21(d)
Specified Assets	Section 1.10(b)(i)
Specified Courts	Section 9.12(b)
Specified Liabilities	Section 1.10(b)(ii)
Specified Product	Section 1.10(b)(iii)
Specified Product	Section 1.10(b)(iii)
Stock Rights	Section 2.03(c)
Third Party Claim	Section 8.05(a)
Transferred Business Records	Annex A
Transferred Contracts	Annex A
Transferred IP	Annex A
Transferred IP Licenses	Annex A
Transferred Labeling and Marketing Materials	Annex A
Transferred Organizational Records	Annex A
Transition Period	Section 5.07
TSA Delayed Asset	Section 1.09(a)
TSA Delayed Transfer	Section 1.09(a)
TSA Delayed Transfer Date	Section 1.09(a)
UKBA	Section 2.19(a)
Underlying Buyer Common Stock	Section 3.03(b)
Voting Debt	Section 2.03(c)
Written Consent	Recitals

SECTION 9.04. Interpretation. The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Seller Parent Disclosure Letter, the Buyer Disclosure Letter and all Annexes, Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Seller Parent Disclosure Letter, the Buyer Disclosure Letter or any Annex, Exhibit or Schedule attached hereto or referred to herein but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to days (excluding Business Days) or months shall be deemed to be references to calendar days or months. All references herein to anniversaries, Business Days, days, months, years, dates or other time periods shall be determined based on New York City time. All references herein to “immediately available funds”, “dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic”, “foreign” or similar terms shall be construed on the basis that the United States is the relevant domestic country. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, whether or not followed by such phrase or a similar phrase. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. This Agreement shall be deemed to have been drafted by both Parties, and this Agreement shall not be construed against any Party as the principal draftsperson hereof. Unless the context requires otherwise, (a) any definition of or reference or citation to any Law, agreement, instrument or other document herein shall be construed as referring or citing to such Law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder, (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (f) the word “or” shall not be exclusive, (g) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if” and (h) the phrase “made available” or words of similar import, when used in this Agreement, shall mean that the information has been (i) in the case of information made available by Seller Parent, either (A) posted in the “data room” (virtual) hosted by Donnelley Financial Solutions Venue by or on behalf of Seller Parent to which Buyer or certain of its Representatives have had access prior to the date of this Agreement or (B) delivered in person or electronically to Buyer or any of its Representatives and (ii) in the case of information made available by Buyer, either (A) posted in the “data room” (virtual) hosted by Ethos Data by or on behalf of Buyer to which Seller Parent or certain of its Representatives have had access prior to the date of this Agreement or (B) delivered in person or electronically to Seller Parent or any of its Representatives, in the case of each of clauses (i) and (ii), prior to the execution of this Agreement.

SECTION 9.05. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

SECTION 9.06. Extension; Waiver. At any time prior to the Closing, the Parties may (a) extend the time for the performance of any of the obligations or other acts of any Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.07. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled. No Party shall assert, and each Party shall cause its respective Representatives not to assert, that this Agreement, any other Transaction Document or any part hereof or thereof is invalid, illegal or unenforceable.

SECTION 9.08. Counterparts. This Agreement may be executed (including by electronic mail, in .pdf form or by any other electronic means, and including by electronically imaging a signature) in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party.

SECTION 9.09. Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the other Transaction Documents and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties and their respective Affiliates, or any of them, with respect to the Transactions. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies, except (a) the Persons indemnified and held harmless and entitled to reimbursement pursuant to Section 5.13(d) shall be third party beneficiaries of the provisions of Section 5.13(d), Section 9.10, Section 9.12, Section 9.13 and this Section 9.09 and shall have the right to enforce their respective rights thereunder, (b) the Buyer Indemnitees and the Seller Indemnitees shall be third party beneficiaries of the provisions of Article VIII, Section 9.10, Section 9.12, Section 9.13 and this Section 9.09 and shall have the right to enforce their respective rights thereunder, (c) each Existing Counsel shall be third party beneficiaries of the provisions of Section 9.16, Section 9.10, Section 9.12, Section 9.13 and this Section 9.09 and shall have the right to enforce their respective rights thereunder and (d) each Buyer Counsel shall be third party beneficiaries of the provisions of Section 9.17, Section 9.10, Section 9.12, Section 9.13 and this Section 9.09 and shall have the right to enforce their respective rights thereunder.

SECTION 9.10. Governing Law. This Agreement, and all matters and Actions (whether in contract or in tort or otherwise) arising out of, relating to or otherwise in respect of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.11. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any Party without the prior written consent of the other Party, and any purported assignment without such consent shall be null and void. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

SECTION 9.12. Enforcement; Jurisdiction; Consent to Service of Process.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the Transactions and without that right, no Party would have entered into this Agreement. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at law or an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity. The Parties acknowledge and agree that any Party seeking an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.12 shall not be required to provide any bond or other security in connection therewith, and no Party shall contest the amount or absence of any such bond or other security requested or offered by the Party seeking such injunction, specific performance or other equitable relief.

(b) Subject to Section 9.13, with respect to any Action (whether in contract or in tort or otherwise) between or among the Parties and their respective Affiliates arising out of, relating to or otherwise in respect of this Agreement, the other Transaction Documents or the Transactions (including (i) the enforcement of the arbitration provisions of this Agreement and (ii) any claim pursuant to Section 9.12(a) for an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement), each of the Parties (A) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware finds it lacks subject matter jurisdiction, the federal court of the United States sitting in Delaware, or, only if the federal court of the United States sitting in Delaware finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware), and the appellate courts thereof (such courts, the “Specified Courts”), (B) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Specified Courts, (C) agrees that it will not bring any such Action in any court other than the Specified Courts, (D) waives any right to trial by jury with respect to any such Action, (E) waives the defense of an inconvenient forum to the maintenance of any such Action and (F) consents to service of process being made through the notice procedures set forth in Section 9.01. The consents to jurisdiction set forth in this Section 9.12(b) shall not constitute general consents to service of process in the State of Delaware. The Parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

SECTION 9.13. Arbitration.

(a) Subject to Section 9.13(c), (i) any Action (whether in contract or in tort or otherwise) between or among the Parties and their respective Affiliates arising out of, relating to or otherwise in respect of this Agreement, the other Transaction Documents or the Transactions shall exclusively be determined by final and binding arbitration under the Rules of Arbitration of the International Chamber of Commerce, as amended or substituted from time to time (“ICC Rules”), which ICC Rules are deemed to be incorporated into this Agreement except to the extent expressly modified by Section 9.12 and this Section 9.13 and (ii) arbitration shall be the exclusive method for resolution of such Action and the determination of the arbitrators shall be final and binding. The Parties agree that the arbitrators’ determination and award shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The Parties further agree the nature, outcome and proceedings related to any arbitration under this Agreement shall be treated as non-public information in accordance with the Confidentiality Agreement (prior to the Closing) or Section 5.08(a) (following the Closing), as applicable.

(b) The arbitral tribunal shall consist of a panel of three arbitrators, one of whom shall be appointed by Seller Parent, one of whom shall be appointed by Buyer and the third of whom, who shall act as chairman, shall be jointly nominated by the two arbitrators nominated by Seller Parent and Buyer. Failing agreement as to the identity of the third arbitrator within five (5) Business Days of being required to do so, such third arbitrator shall be nominated by the International Court of Arbitration in accordance with the ICC Rules. The place and seat of the arbitration shall be New York City (United States). The language of the arbitration shall be English, and any documents or portions of them presented at such arbitration in a language other than English shall be accompanied by an English translation thereof. The arbitrators shall apply the substantive law of the State of Delaware.

(c) This dispute resolution provision is intended to provide the exclusive method of resolving any Action (whether in contract or in tort or otherwise) arising out of, relating to or otherwise in respect of this Agreement, the other Transaction Documents or the Transactions; provided, however, that either Party may pursue any Action (i) to obtain any injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in accordance with Section 9.12) from any court specified in Section 9.12 or (ii) for the purpose of enforcing an arbitration award hereunder in any court of competent jurisdiction. Without limiting the foregoing, the Parties expressly exclude the applicability of Part I of the Indian Arbitration and Conciliation Act, 1996.

(d) If a dispute is referred to arbitration pursuant to this Section 9.13, unless the arbitrators rule otherwise, the obligations of the Parties shall not be suspended and the provisions of this Agreement shall continue to be carried out by the Parties.

(e) In any arbitration, each Party shall bear its own costs of the arbitration and share equally the arbitrators’ fees and the administrative costs; provided that the prevailing Party in any arbitration shall be entitled to payment of its reasonable attorneys’ fees and costs (unless applicable Law restricts or prohibits such fee shifting), with such amount to be determined by the arbitral panel.

SECTION 9.14. No Other Duties. The only duties and obligations of the Parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, law or equity, or under any principle of fiduciary obligation.

SECTION 9.15. Fees and Expenses. Except as otherwise expressly provided by this Agreement or any other Transaction Document, whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring or required to incur such fees or expenses.

SECTION 9.16. Seller Parent Legal Representation.

(a) Each of the Parties acknowledges and agrees that (i) Cravath, Swaine & Moore LLP, (ii) Saraf and Partners and (iii) Arthur Cox LLP (collectively, “Existing Counsel”) may have acted as counsel for any or all of Seller Parent, the Sellers, the Business Companies and their respective Affiliates in connection with this Agreement and the Transactions (the “Acquisition Engagement”).

(b) Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Business Companies) acknowledges and agrees that all confidential communications between any of Seller Parent, the Sellers, the Business Companies and their respective Affiliates, on the one hand, and Existing Counsel, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection and expectation of client confidentiality applicable thereto (collectively, the “Seller Privileges”), shall be deemed to belong solely to Seller Parent, and shall not pass to or be claimed, held or used by Buyer or the Business Companies or any of their respective Affiliates after the Closing. Accordingly, Buyer and its Affiliates (including, after the Closing, the Business Companies) shall not have access to any such communications, or to the files of Existing Counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Business Companies), acknowledges and agrees that, upon and after the Closing, (i) to the extent that files of Existing Counsel in respect of the Acquisition Engagement constitute property of the client, only Seller Parent and its Affiliates (other than the Business Companies) shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or any of its Affiliates (including, following the Closing, the Business Companies) by reason of any attorney-client relationship between Existing Counsel, on the one hand, and any of Seller Parent, the Sellers, the Business Companies and their respective Affiliates, on the other hand. If and to the extent that, at any time after the Closing,

Buyer or any of its Affiliates (including, following the Closing, the Business Companies) shall have the right to assert or waive any attorney-client privilege with respect to any communication between any of Seller Parent, the Sellers, the Business Companies and their respective Affiliates, on the one hand, and Existing Counsel, on the other hand, that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Affiliates (including, following the Closing, the Business Companies), shall be entitled to waive such privilege only with the prior written consent of Seller Parent.

(c) Each of the Parties acknowledges and agrees that Existing Counsel may continue to represent any of Seller Parent, the Sellers or their respective Affiliates in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Business Companies), expressly: (i) consents to Existing Counsel’s representation of any of Seller Parent, the Sellers or any of their respective Affiliates in any matter, including any post-Closing matter in which the interests of Buyer or any of its Affiliates (including, following the Closing, the Business Companies), on the one hand, and any of Seller Parent, the Sellers or their respective Affiliates, on the other hand, are adverse, including any matter relating to this Agreement, the other Transaction Documents or the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised any of Seller Parent, the Sellers or their respective Affiliates; and (ii) consents to the disclosure by Existing Counsel to any of Seller Parent, the Sellers or their respective Affiliates of any information learned by Existing Counsel in the course of its representation of any of Seller Parent, the Sellers, the Business Companies and their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection or Existing Counsel’s duty of confidentiality.

(d) Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Business Companies), further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against Existing Counsel in respect of legal services provided to any of Seller Parent, the Sellers, the Business Companies or their respective Affiliates in connection with the Acquisition Engagement.

(e) Upon and after the Closing, the Business Companies shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by any Business Company to represent such Business Company after the Closing. Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(f) Each of Buyer and Seller Parent consents to the arrangements in this Section 9.16 and in Section 9.17 and agrees to take, and to cause its respective Affiliates to take, all steps necessary to implement the intent of this Section 9.16 and Section 9.17 and not to take, and cause its respective Affiliates not to take, positions contrary to the intent of this Section 9.16 or Section 9.17.

SECTION 9.17. Buyer Legal Representation.

(a) Each of the Parties acknowledges and agrees that (i) Goodwin Procter (UK) LLP and (ii) Shardul Amarchand Mangaldas & Co (collectively, “Buyer Counsel”) may have acted as counsel for any or all of Buyer, Subsidiary Buyer and their respective Affiliates (but excluding the Business Companies) in connection with this Agreement and the Transactions (the “Buyer Acquisition Engagement”).

(b) Each of the Parties acknowledges and agrees that Buyer Counsel may continue to represent any of Buyer, Subsidiary Buyer or their respective Affiliates (including, after the Closing, the Business Companies) in future matters. Accordingly, Seller Parent, on behalf of itself and its Affiliates, expressly: (i) consents to Buyer Counsel’s representation of any of Buyer, Subsidiary Buyer or any of their respective Affiliates in any matter, including any post-Closing matter in which the interests of Seller Parent or any of its Affiliates, on the one hand, and any of Buyer, Subsidiary Buyer or their respective Affiliates, on the other hand, are adverse, including any matter relating to this Agreement, the other Transaction Documents or the Transactions, and whether or not such matter is one in which Buyer Counsel may have previously advised any of Buyer, Subsidiary Buyer or their respective Affiliates; and (ii) consents to the disclosure by Buyer Counsel to any of Buyer, Subsidiary Buyer or their respective Affiliates of any information learned by Buyer Counsel in the course of its representation of any of Buyer, Subsidiary Buyer and their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection or Buyer Counsel’s duty of confidentiality.

(c) Seller Parent, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against Buyer Counsel in respect of legal services provided to any of Buyer, Subsidiary Buyer or their respective Affiliates (including, after the Closing, the Business Companies) in connection with the Buyer Acquisition Engagement.

SECTION 9.18. Obligations of Seller Parent and Buyer. Whenever this Agreement or any other Transaction Document requires the Sellers or, prior to the Closing, the Business Companies to take any action, such requirement shall be deemed to include an undertaking on the part of Seller Parent to cause the Sellers or, prior to the Closing, the Business Companies to take such action. Whenever this Agreement or any other Transaction Document requires the Subsidiary Buyer or any other Affiliate of Buyer (including, following the Closing, the Business Companies) to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause the Subsidiary Buyer or such other Affiliate (including, following the Closing, the Business Companies) to take such action.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement, all as of the date first written above.

BIOCON BIOLOGICS LIMITED

by	/s/ Kiran Mazumdar-Shaw
Name: Kiran Mazumdar-Shaw
Title: Executive Chairperson

VIATRIS INC.

by	/s/ Rajiv Malik
Name: Rajiv Malik
Title: President

Annex A – Transferred Assets

(i)	Transferred Biosimilars Programs. All Transferred Biosimilars Programs.

(ii)	Inventory. All Inventory.

(iii)	Tangible Assets. Each of the following, to the extent constituting part of the Business:

(a)	all Master Cell Banks, Working Cell Banks and Extended Cell Banks, in each case, for the Compound aflibercept;

(b)

the Biosimilar Cell Lines expressing such Compound, including (A) Research Cell Banks, (B) Mock Cell Lines, (C) pools, protoclones and back-up clones generated, (D) the Expression Vectors, including their naïve precursor forms, not carrying the biosimilar specific genetic information, and (E) auxiliary vectors useful for development of Biosimilars, such as vectors for transfection control or co-expression of enzymes or reporter molecules, in the case of each of clauses (A) through (E), for such Compound;

(c)	auxiliary cell lines and the precursor cell lines and vectors used for their construction, in each case, for such Compound;

(d)	samples of the naïve expression cell lines for such Compound; and

(e)	all Samples of such Compound.

(iv)	Prepaid Expenses. All refunds and prepaid expenses exclusively related to the operation of the Business.

(v)	Receivables. All accounts receivable, notes receivable, rebates receivable and other receivables, in each case, to the extent exclusively arising out of or from the operation of the Business.

(vi)

Intellectual Property. (A) All Business Intellectual Property, including (1) the Trademarks set forth on Section A-(vi)(A)(1) of the Seller Parent Disclosure Letter, (2) the Patents set forth on Section A-(vi)(A)(2) of the Seller Parent Disclosure Letter and (3) the Internet domain names set forth on Section A-(vi)(A)(3) of the Seller Parent Disclosure Letter (collectively, the “Transferred IP”) and (B) all licenses, settlements and covenants not to sue relating exclusively to the Patents and the Trademarks included in the Transferred IP, including the Licensed Business IP Contracts (collectively, the “Transferred IP Licenses”).

(vii)

Contracts. (A) All Contracts (other than Transferred IP Licenses, which are identified separately on this Annex A) to which Seller Parent or any of its Subsidiaries is a party and that exclusively relate to the operation of the Business (such Contracts, the “Transferred

Annex A - 1

Contracts”), including the Contracts set forth on Section A-(vii)(A) of the Seller Parent Disclosure Letter, and (B) the portion of any Commingled Contract exclusively relating to the operation of the Business (such rights and interests, the “Business Interests”), including the Business Interests under the Commingled Contracts set forth on Section A-(vii)(B) of the Seller Parent Disclosure Letter.

(viii)

Product Registrations, Price Approvals and Permits. All Product Registrations, Price Approvals and other permits, licenses and authorizations, in each case, granted to Seller Parent or any of its Affiliates by a Governmental Entity and exclusively used in or exclusively held for use in the Business.

(ix)

Labeling and Marketing Materials. All Product labeling materials and all Product advertising, marketing and promotional materials (including marketing plans, sales training materials and other marketing-related information and materials), in each case, to the extent exclusively relating to the Business (the “Transferred Labeling and Marketing Materials”).

(x)

Business Records. The Business Records to the extent exclusively relating to the Business (collectively, the “Transferred Business Records”); provided that Seller Parent and its Subsidiaries shall be entitled to keep copies thereof for operational, legal, Tax, regulatory or record-keeping purposes or in order to comply with applicable Laws, internal policies and procedures or contractual or similar obligations (the “Retained Records”), subject to the confidentiality and use restrictions set forth in Section 5.08(a).

(xi)

Corporate Organizational Records. All organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents, in each case, exclusively relating to the organization, maintenance and existence of the Business Companies (collectively, the “Transferred Organizational Records”).

(xii)	Actions. All Actions available to or being pursued by Seller Parent or any of its Subsidiaries that exclusively arise out of or exclusively relate to the operation of the Business.

(xiii)	Goodwill. All goodwill of the Business as a going concern.

Annex A - 2

Annex B – Excluded Assets

(i)

Intellectual Property. (A) All IT Systems of Seller Parent or any of its Affiliates, (B) all Software of Seller Parent or any of its Affiliates and (C) all other Intellectual Property not expressly required to be transferred to Buyer or its Subsidiaries (including, following the Closing, the Business Companies) pursuant to this Agreement or any other Transaction Document, including, for the avoidance of doubt, (A) all Intellectual Property used in or held for use in connection with the Retained Business (including the Intellectual Property set forth on Section B-(i) of the Seller Parent Disclosure Letter) and (B) the Retained Names.

(ii)

Contracts. (A) All rights of Seller Parent and its Affiliates (other than, following the Closing, the Business Companies) under this Agreement and the other Transaction Documents, (B) all Contracts solely among or between Seller Parent and any of its Affiliates (other than the Business Companies), (C) all Customer Contracts, (D) all guarantees, letters of credit, surety bonds (including performance bonds), credit support arrangements or other assurances of payment issued by Seller Parent or any of its Affiliates (other than a Business Company) in respect of any Business Company, Transferred Asset or Assumed Liability (including all Credit Support Items), (E) all Commingled Contracts (other than any portion thereof constituting Business Interests) and all other Contracts to the extent related to another Excluded Asset and (F) the Contracts set forth on Section B-(ii) of the Seller Parent Disclosure Letter.

(iii)

Real Property. (A) All owned real property and any buildings, improvements and fixtures thereon, (B) all leasehold, subleasehold or other interests in any real property, buildings, improvements or fixtures, including any prepaid rent, security deposits and options or rights to renew or purchase in connection therewith, and (C) all other Contracts related to the ownership, lease, occupation, access or similar arrangement with respect to any real property, land, buildings, improvements or fixtures.

(iv)

Equipment and Certain Other Tangible Property. All equipment, office equipment and other tangible personal property (other than the Inventory, the Transferred Labeling and Marketing Materials, the Transferred Business Records and the Transferred Organizational Records), including IT Systems, together with any warranties relating thereto.

(v)

Corporate Organizational Records. Other than the Transferred Organizational Records, all organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of Seller Parent or any of its Affiliates.

Annex B - 1

(vi)

Certain Records and Materials. (A) All of the Seller Privileges and all communications, records and files subject thereto, (B) all other records and files prepared in connection with the Transactions, including any analyses relating to the Business or Buyer or any of its Affiliates, (C) all Tax Returns and records (including accounting records) relating to Taxes paid or payable by Seller Parent or any of its Affiliates and all financial and Tax records relating to the Business that form part of Seller Parent’s or any of its Affiliates’ general ledger or otherwise constitute accounting records, (D) all records and files to the extent related to any employees or personnel (except as otherwise expressly provided in the Employee Matters Agreement), (E) all records and materials not reasonably separable from materials and records that do not relate exclusively to the Business, (F) all Personal Information maintained or collected, directly or indirectly, by Seller Parent or any of its Affiliates (except as otherwise expressly provided in the Employee Matters Agreement) and (G) the Retained Records.

(vii)

Cash, Cash Equivalents and Securities. (A) All cash, cash equivalents, securities and other equity interests (other than equity interests in the Business Companies), credit cards and bank accounts (including all security deposits, earnest deposits and other deposits) and (B) all VAT credits, refunds or reclaim rights.

(viii)

Intercompany Accounts. All intercompany accounts, balances, payables, receivables or Indebtedness between or among any of Seller Parent and its Affiliates (other than the Business Companies), including the Intercompany Accounts.

(ix)

Insurance. Without limiting the operation of Section 5.11, all current and prior insurance policies and all rights of any nature with respect thereto, including (A) all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries and (B) all prepaid expenses with respect thereto, in each case, whether arising before, on or after the Closing.

(x)	Hedging or Other Currency Exchange Agreements. All rights to receive payments pursuant to a hedging or other currency exchange agreement.

(xi)	Closing Working Capital. In the event that the Closing Working Capital is a positive amount, the Closing Working Capital up to a maximum amount equal to the Working Capital Target.

(xii)

Other Assets. For the avoidance of doubt, all assets and properties used in or held for use in the Retained Business or that otherwise do not constitute Transferred Assets in accordance with the terms of this Agreement.

Annex B - 2